Rabobank

Rabobank Nederland
Directoraat Control Rabobank Groep

Visiting address *Croeselaan 18, Utrecht*

Telephone *00 31 302162615*
Fax *0031 302161940*

Sender *UC-G 717, Postbus 17100, 3500 HG Utrecht*

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

Our reference BB/jcd
Date September 1, 2009

Subject **Rabobank Nederland Rule 12g3-2(b) File No. 82-5010**

The enclosed press releases from the periode August 2009 and the Pricing Supplements of August 2009 are being furnished to the Securities and Exchange Commission (the "**SEC**") on behalf of Rabobank Nederland (the "**Bank**") pursuant to the exemption from the Securities Exchange Act of 1934 (the "**Act**") afforded by Rule 12g3-2(b) there under.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Bank is subject to the Act.

Yours sincerely,
Rabobank Nederland

Prof.dr.ir. Bert Bruggink
Executive Board / CFO Rabobank Group

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Solid results in unusual times

27-8-2009 | Other news

In unusual times, Rabobank managed to serve up hearty results in the first half of 2009, achieving net profits of EUR 1.3 billion. Being bonded to its century-old cooperative banking model has been a huge advantage in the current financial markets. "That's why we are still here. We have a formula that works," said new Chairman of the Executive Board Piet Moerland.

"Rabobank had a very good first half of 2009. Given the very difficult or even extraordinary market circumstances we are living in, the profit of EUR 1.3 billion was in line with the average results over the past few years. The bank also improved its Tier 1 Capital Ratio to 13 percent," said Chief Financial Officer Bert Bruggink. "I think these are extraordinary results and we are satisfied with the bank's performance."

Despite the economy, Rabobank is seeing continued access to funding and liquidity. "The market is making a distinction between good banks and bad banks. We are clearly one of the few good banks internationally, reflected by the high liquidity ratio and high capital ratio," said CFO Bruggink.

Green shoots

Culturally, the Dutch possess a high level of modesty and cautiousness, some would even call 'risk aversion' or skepticism. "Admittedly, when other economists are predicting green shoots, we are checking for weeds," said Bruggink.

Looking at costs

"We cannot deny that it is important for the bank to post robust results and show our solid, stable position in this unstable economy," said Chairman Moerland. "However, in these times, we have to be prudent, look at all our costs, act responsibly and be transparent. Not only to maintain our sound capital position, but also to be able to continue to service our clients well, now and in the long term."

Sustainable growth

Although a partial upswing in world trade and industrial production might bring economic growth in the next few quarters, Rabobank expects broader economic recovery to be slow in most countries until 2010. "We still have a rocky road ahead of us, but it looks like we are slowing being led away from the economic abyss," said Moerland.

Rabobank is somewhat optimistic about the next six months, the full-year results and its positive ratings. "We will continue to grow slowly and sustainably as a bank. That is what we have done for 100 years. We all need to manage expectations and maintain healthy growth," said Moerland.

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Rabobank: Net profit EUR 1.3 billion, Tier 1 ratio 13%

26-8-2009 | Press Release

"While some economists have spotted a swallow, I, for one, do not see an economic recovery yet. Many western countries are battling with recession, including the Netherlands, which is experiencing its most severe economic decline since World War II. This has created serious problems for customers, which in turn is reflected in Rabobank Group's results. Despite difficult economic conditions, Rabobank Group has achieved solid results for the first six months of 2009, with net profit at EUR 1.3 billion and an improved capital position. Our Tier 1 ratio has improved towards 13%," says Piet Moerland Chairman of Rabobank Group.

Net profit at EUR 1.3 billion

Equity up 10% to EUR 37 billion

Tier 1 ratio higher, at 13%

Private sector loan portfolio up EUR 7 billion, at EUR 415 billion

Bad debt costs at 55 basis points due to adverse economic conditions

"In a market in which growth in both mortgage lending and corporate lending slowed down, the local Rabobanks succeeded in strengthening their market positions. More loans were extended to food & agri clients by Rabobank International and De Lage Landen. The private sector loan portfolio grew by EUR 7 billion to EUR 415 billion. As a result of lower levels of activity among our clients in the second half of 2009, growth in lending is likely to level off further. In addition, bad debt costs are expected to continue to be higher than the long-term average. Interest income at local Rabobanks came under severe pressure owing to fierce competition in the Dutch savings market. Improved margins, accelerated execution of the Rabobank 2010 Programme and further cost reductions are therefore absolutely necessary, not only to maintain our sound capital position but also to be able to continue to service our clients well, now and in the future," says Mr Moerland.

Rabobank Group

Net profit amounted to EUR 1.3 billion. The Tier 1 ratio was 13.0%, above the already high target level of 12.5%. Return on equity was 8.7%. Rabobank Group experienced a drop in the growth rate of both new mortgage business and corporate lending. The private sector loan portfolio grew by EUR 7 billion to EUR 415 billion. The economic downturn results in higher allowances for bad debts. Because businesses kept lower amounts of deposits at Rabobank, amounts due to customers dropped by 6% to EUR 285 billion, although savings deposits held by private individuals increased by 4% to EUR 120 billion. Income saw a 9% rise to EUR 6.3 billion, which was attributable in particular to a strong improvement in treasury results. Thanks to a range of cost-cutting measures, operating expenses decreased by 1% to EUR 3.7 billion. The organisation, which has about 60,000 employees (in FTEs), operates in 46 countries.
The customer's interests are served based on a long-term perspective.

Domestic retail banking

As a result of the economic downturn in the Netherlands, domestic retail banking suffered from lower growth in the loan portfolio and rising bad debt costs. The business did manage to strengthen its leading position in private sector lending and the SME market. The local Rabobanks and Obvion saw a 2% rise, i.e. by EUR 6 billion, in their loan portfolio, to EUR 275 billion, with loans to SMEs increasing by 5%. Amounts due to customers were up 3% to EUR 181 billion. This influx allowed the local Rabobanks to largely fund the growth in their loan portfolios themselves. Margins on savings dropped due to fierce competition. Profit was down owing to a fall in interest income and a rise in bad debt costs. Net profit stood at EUR 486 million. More and more local Rabobanks are introducing the Rabobank 2010 Programme. This program offers options for innovation and improving customer service while cutting costs.

Wholesale and international retail banking

In keeping with the updated strategy, Rabobank International's lending to the Dutch corporate sector and the food & agri sector increased in the first half of 2009. Likewise, its international retail banking activities extended more loans. Lending to non-core clients was scaled down. On balance, the private sector loan portfolio for wholesale and international retail banking fell by 1% to EUR 100 billion. Services on offer for globally operating clients were broadened further. The outflow of corporate time deposits caused a drop in amounts due to customers. Income for Global Financial Markets was higher as a result of a strong increase in the client turnover as well as falling interest rates. The economic downturn led to some impairments at Participations and an increase in bad debt costs. Net profit at Rabobank International rose by EUR 354 million to EUR 428 million.

Asset management and investment

In the first half of 2009, the total inflow of assets into Robeco, Sarasin and Schretlen & Co was EUR 3 billion. The stock markets recovered slightly in that period. At the asset management division, assets under management and held in custody were up 6%, rising to EUR 195 billion, thanks to a positive cash flow and positive investment results. The net loss amounted to EUR 9 million, against a net profit of EUR 131 million a year ago, disregarding the gain recognised on the sale of Alex. The drop was related to the decline in ordinary commission income from asset management and performance-related fees.

Leasing

At De Lage Landen, Rabobank Group's leasing subsidiary, net profit fell by 58% to EUR 47 million in the first half of 2009. The global recession suppressed clients' appetite for investment and caused bad debt costs to rise. Clients had poorer credit ratings, which resulted in fewer loans being granted. Margins on new contracts improved. The loan portfolio grew by 1% to EUR 24 billion. Other income was down due to the decline in the second-hand car market.

Real Estate
Adverse conditions continued in the property market. Rabo Real Estate Group sold fewer homes due to reluctant customers. Bouwfonds Property Development sold 2,636 homes in the first six months of 2009, compared with 3,384 homes sold in the first half of 2008. FGH Bank more or less managed to stabilise the volume of its loan portfolio at EUR 17 billion, with higher margins on new loans and low bad debt costs despite the recession. Net profit for Rabo Real Estate Group was down 27%, dropping to EUR 68 million.

Insurance
The local Rabobanks sell a wide range of – mostly Interpolis – insurance products. The close ties with Interpolis were a factor in the increase in the number of Alles in één Polis insurance policies and ZorgActief Polis health insurance policies sold. The local Rabobanks sold more non-life insurance policies in the first half of 2009. This resulted in a 1% increase in commission income, to EUR 186 million, despite the drop in commissions from life insurance policies by EUR 5 million.

Risk management
The current difficult economic circumstances have proved that risk management is a core banking competency. Rabobank Group pursues a prudent risk policy that entails a moderate risk profile. Although the impact of the economic downturn could be felt, and was evident in the form of higher bad debt costs, Rabobank Group overall remained very strong in the first half of 2009. Impairment losses on illiquid assets amounted to EUR 254 million after taxation. With a Tier 1 ratio of 13%, Rabobank Group's capital position remained robust, and its liquidity position remained more than adequate. Furthermore, the full-year target volume for long-term funding had already been raised by the end of the first half of 2009.

Corporate social responsibility
Corporate social responsibility is an explicit strategic choice for Rabobank Group. CSR is applied in all core activities of its financial services as well as in its business operations. In order to explain how we operate in the food & agri market, we have formulated five Food & Agri Business Principles. During the first half of 2009, Rabobank International started to discuss these principles with its stakeholders. Robeco and Sarasin have also continued to integrate CSR into their asset management processes. As part of this, Robeco defined a policy for the integration of ESG (environmental, social and governance) factors into the investment process. Sarasin decided to switch to a sustainable investment style for its asset management activities, which it has offered to some of its clients since 2009. The value of assets of Rabobank Group clients that are managed in a sustainable manner continued to rise. At De Lage Landen, a Business Principles Committee advises the Executive Board on the application of CSR principles and business ethics. Rabo Real Estate Group also continued to integrate CSR into the services it provides.

Lower rate of economic contraction
The global economic slump bottomed out in the first quarter of 2009 and the rate of economic decline has since then eased in almost all countries. Nevertheless, most western economies are still in recession. We expect that the negative economic dynamics – rising unemployment and falling corporate profits – that are currently affecting many countries will continue to have an adverse effect on global economic trends in the upcoming quarters. Furthermore, it is not yet clear whether the financial system will recover sufficiently to support an economic upsurge. Although a partial upswing in world trade and industrial production might bring economic growth in the next few quarters, Rabobank's Economic bureau expects broader economic recovery to be slow in most countries until 2010. During the first six months of the year, economic activity in the Netherlands was significantly lower across the board. We expect the situation to stabilise in the second half of the year, but a new predicament has arisen: as industry and international trade are recovering from the severe economic downturn of the previous quarters, domestic spending is still falling. Spending will remain under pressure next year as well, partly because of rising unemployment. As the global economy is expected to experience only moderate growth in 2010, next year's exports will not yet be able to provide the Dutch economy with the strong driver it so desperately needs. In short, while we still have a rocky road ahead of us, it looks as if economic activity is slowly rising, leading us out of the economic depression.

Presentation Interim Results: August 26, 2009

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Sugar prices soar to 28-year high

18-8-2009 | Other news

Global sugar prices have skyrocketed to 28-year highs in recent weeks on supply shortage concerns and speculative momentum. A supply deficit in India due largely to low monsoonal rainfall has resulted in a rapid run down in world inventory levels, sparking the strongest price action seen in the market in almost 30 years. Meanwhile, wet weather in Centre□South Brazil has raised concerns that the industry may mill less cane and produce less sugar than previously expected.

Prices have eclipsed the highs reached in 2006, but remain well below the previous two sugar price events in 1980 and 1974 which saw prices reach USD 45 and 66 cents per pound, respectively.

Bad weather threatening crops
The rally has been fuelled by expectations of lower production in Brazil and India, which together account for almost 40 per cent of the global sugar production, because bad weather. The development of an El Niño weather phenomenon has brought a poor monsoon to India, threatening the crop that will be harvested from October, and rains to Brazil just as the country needs dry weather for its ongoing harvest. The supply shortfall is exacerbated by resilient demand in spite of the impact of the economic crisis.

This season's production forecasts in India, the world's second largest producer and largest consumer of sugar, have been revised lower in recent weeks due to below average monsoonal rainfall linked to a developing El Niño weather pattern. According to the Indian Meteorological Department, this season's monsoon is currently 29% below average, with some of the major sugarcane producing regions—particularly the state of Uttar Pradesh—being significantly affected. Rabobank is currently forecasting Indian sugar production of 14.5 to 15 million tonnes, down from earlier forecasts of in excess of 20 million tonnes only a few months ago and 45% below the 26.5 million tonnes produced in 2007/08.

From a fundamental point of view, most of the bullish production news appears to be factored into prices. The outlook for conditions in Brazil over the coming months appears drier than June/July which is likely to benefit sugar crush rates. Likewise, there is some expectation that the highest prices in almost 30 years will result in some demand rationalisation, particularly in developing countries.

Governments' responses will be important. If they take a proactive approach to purchasing and subsidising consumption levels, it will support further bullish price movements. While speculator appetite for sugar may result in further price gains in the short term, from a fundamental point of view prices appear to have done enough, particularly at the front end of the futures curve (unless there is more bad weather in Centre/South Brazil). With historical sugar spikes appearing to last around 12 months, there is likely to be some flattening in the curve with 2010 production likely to respond to current price levels.

Related Information

Food & Agribusiness Research

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Higher prices but greater volatility for feed grains – industry report

11-8-2009 | Other news

The future for feed grain producers looks bright with demand remaining high and the constant uncertainties of supply set to keep prices above historical averages, according to a recently released Rabobank report. However as the global economy recovers, and in a deregulated Australian wheat export market, there is likely to be greater volatility in feed grain prices, the report says.

Report author Rabobank analyst Adam Tomlinson says that although demand has slowed in 2009 due to the global economic downturn, there are a number of factors that should sustain feed grain prices.
"The demand for animal protein globally remains at high levels. The growing world population and rising incomes in developing countries has led to greater demand for animal proteins and increasing global animal production for food," he says.

"We expect feed grain prices to remain above the long-term average and to track sideways during 2009 leading into 2010. However, a supply shock or dramatic rise in global energy prices could change this outlook to the upside. In saying that though, we do not expect that the record grain prices experienced in 2008 will be repeated in 2009."

US ethanol demand to continue to impact global feed grain prices
The US government's increasing renewable energy targets have seen more corn being processed for ethanol, which has contributed to the overall growth in demand and put upward pressure on corn prices. Globally corn is the major feed grain and so any increase in demand or disruption to supply has a major impact on global feed grain prices, the report says.

"Biofuel mandates in the US have encouraged major developments in the corn market, with knock-on effects for other feed grains. In 2008, over 90 million tonnes of US corn was processed for ethanol, exceeding the amount of global corn production that was sold into export markets for the first time in history," Mr Tomlinson says.

"The strength of the relationship between the demands of the feed grain and biofuel industries has seen a stronger correlation between US corn futures contract prices and world oil prices. The stronger connection between crude oil and biofuels will further add to demand for grain. This is expected to keep upward pressure on international feed grain prices in the medium term."

Supply and price volatility remain key challenges
"The major challenge facing the domestic feed grain industry in Australia is the unpredictable nature of the Australian climate and the impact of drought years on feed grain production and prices," Mr Tomlinson says.
In 2006/07, for example, Australia experienced widespread drought conditions that halved crop production.

"The big issue for Australian feed grain end-users is securing a consistent feed grain supply at the right price for use for livestock," Mr Tomlinson says.

"Australia is a dominant exporter of grain with international benchmark grain prices influencing domestic grain prices. To overcome variable international grain prices and unpredictable Australian production in a deregulated wheat export market, it is most likely that feed grain end-users will need to manage feed grain input and marketing decisions by carrying grain inventory or taking forward positions more actively."

Related information

Food & Agribusiness Research

Media release: feed grains industry report

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Brazil and China: Decoupled, but coupled

10-8-2009 | Other news

The BRICs will dominate the world economy and are decoupled from the western economies, or so is the general expectation. However, we have already dismissed the notion of Russia belonging in the same category as the other three. With China seemingly in danger of creating the next stock and property market bubbles, we fear for Brazil as well.

There are significant signs that the enormous stimulus package in China is feeding the world's next bubble. The government has been pushing banks to extend new financing to households and businesses in order to support a quick recovery of the economy. However, according to a government senior economist, some 30 percent of the newly extended loans went straight into the housing market, with 20 percent going to the Chinese stock exchange. In that light, it is not surprising to see the Shanghai Index shooting up as it has in the past couple of months, almost doubling between 1 January and 6 August (date of writing).

Brazil's stock exchange (IBOVESPA) has followed a similar, but less spectacular, path with an increase of a little over 50 percent in the same period. However, the increase in Brazil's stock exchange was not instigated by high levels of credit growth. In fact, credit growth in Brazil will be limited to an expected 8 percent this year. There are, however, two other main causes for the rise in IBOVESPA. The first is the rapid economic recovery of Brazil which has surprised many investors. In fact, investors see Brazil as the second most attractive country after China.

The second reason for the rise in IBOVESPA is the renewed demand for commodities. Brazil is the world's premiere (soft) commodity exporter, and with higher demand and accompanying higher prices, the country is first in line to profit. As commodity-related companies represent 45 percent of the stock exchange, a rally is the obvious effect any time commodity prices go up.

This logic also holds a weakness for Brazil, and the link to China. China's stimulus package has not only lifted its own housing market and stock exchange, but has also led to higher demand for commodities. As explained, this causes the Brazilian stock exchange to perform strongly. Should the Chinese bubble therefore burst, the Brazilian recovery will also be in trouble. Currently, the BRICs may seem stronger than the traditional western economic powers, but they could still suffer from the same illnesses.

The Economic Research Department (ERD) is the economic knowledge center of Rabobank. ERD is responsible for following, analysing and predicting financial and economic developments in the Netherlands and around the world. This article was written by Erwin Blaauw, Economist – South America and Jeroen van IJzerloo, Senior economist – China and Central America.

More articles from the Economic Research Department

From BRICs to BICs
Eastern Europe: labelled for crisis
A New Year, a new course?
Lessons from Argentina
Figments of Imagination
How low can you go?

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Pockets of promise emerging in agriculture industry

5-8-2009 | Other news

Last year's commodity boom altered farmers' outlook on the market place, but today farmers are beginning to see some pockets of promise, according to a new Rabobank podcast.

In the podcast, Rabobank analysts note that farmers have not escaped the recession unscathed, which altered their view of the industry. However, they also are beginning to see some signs of recovery, which have been termed 'green shoots.'

"The biggest impact (of the commodity boom) is that farmers are looking at the world differently," said FAR Executive Director Karol Aure-Flynn. "We emerged much more savvy, and understand the number and the complexity of factors that contribute to the overall wellbeing of the agricultural industry."

Green shoots
Moving past the boom, Aure-Flynn said demand is the 'green shoot' growing in the grains and oilseeds market. Soybean exports to China and edible oil demand in India illustrate that fundamentals will always be the basic drivers. Population growth, per capita gross domestic product, and urbanisation are still driving overall demand growth.

Additionally, according to FAR Assistant Vice President Erin FitzPatrick, "In a highly competitive environment, farmers still have access to credit that they need to buy their inputs, which is putting the U.S. ag industry at a little bit of an advantage through this credit crisis."

Pockets of optimism
Pockets of optimism coupled with lessons learned after the 'wild ride' of the commodity boom illustrate that supply concerns and planting issues are now alleviated. "This is the time for being disciplined about your marketing and remembering that revenues are only half of the equation," said Aure-Flynn.

While fertiliser efficiency will be one theme moving forward, additional factors will also come into play as industry 'green shoots' take root. With farmers looking at the world differently, supply issues and demand drivers like population growth and urbanisation will define agriculture's role as economic recovery begins to take hold.

Podcast: Optimism emerging in agriculture industry

Rabobank America

Listen to all Podcasts on Rabobank America

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Global Focus report: New Zealand Meat

4-8-2009 | Other news

The world's appetite for meat protein is expected to recover alongside an improvement in economic growth. New Zealand is one of few countries potentially able to help satisfy the world's growing appetite for high-quality meat products following global economic recovery, according to a recently-released Rabobank report, Global Focus New Zealand Meat.

The industry report says New Zealand's established advantage in producing high quality, relatively low-cost meat products should enable it to both weather the current market storms and determine how best to grow in the future.

"Globally meat demand will continue to grow, albeit at a slower pace in the short-term," says Rabobank senior analyst Hayley Moynihan. "And while New Zealand could fulfil part of this growth, it may be more appropriate to adopt a value-oriented, rather than volume-oriented, approach or to target specific markets."

Global production under pressure
In the short term, a tightening of supply has had a positive impact for the industry, with prices firming, says Ms Moynihan. But in the long term, it raises the challenge of who will meet the world's demand for meat when better economic times return?

Fortune may favour the brave
The Rabobank report says there is potential for producers to be caught 'flat-footed' in the event of a strong economic recovery.

"For those who are optimistic, opportunistic and price competitive, fortune may favour the brave, as few are well positioned to provide the additional protein that global consumers will demand over the medium and longer-term," says Moynihan.

New Zealand's established advantage
Along with a small number of other countries, New Zealand is well placed to position its meat industries to ride this recovery, the report says. With 80 to 90 percent of the country's meat production by sales destined for offshore markets, New Zealand has much to gain from capitalising on export growth opportunities.

The report says New Zealand processors and producers will need to make the conscious choice of whether to follow the market or position themselves to benefit from long term trends.

Related information

Rabobank New Zealand website

MEDIA RELEASE: NZ producers must decide how to meet growing world appetite for meat

Final Terms

**COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)**
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

**COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH**
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

**COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH**
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

Euro 110,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 2055A
TRANCHE NO: 2

AUD 100,000,000 5.50 per cent. Fixed Rate Notes 2009 due 27 July 2012 (the "Notes")

(to be consolidated and form a single series with the AUD 175,000,000 5.50 per cent. Fixed Rate Notes 2009 due 27 July 2012 issued on 27 July 2009

Issue Price: 99.325 per cent. (plus 9 days' accrued interest from and including 27 July 2009 to but excluding 5 August 2009)

TD Securities

The date of these Final Terms is 3 August 2009

Rabobank

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular (the "**Offering Circular**") dated May 8, 2009 which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "**Prospectus Directive**"). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular. Each Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg, Amsterdam and Paris and www.bourse.lu.

Each potential investor in the Notes must determine the suitability of that investment in light of its own circumstances. A potential investor should not invest in Notes which are complex financial instruments unless it has the expertise (either alone or with a financial adviser) to evaluate how the Notes will perform under changing conditions, the resulting effects on the value of the notes and the impact this investment will have on the potential investor's overall investment portfolio.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch
2	(i)	Series Number:	2055A
	(ii)	Tranche Number:	2
3	Specified Currency or Currencies:		Australian Dollars ("**AUD**")
4	Aggregate Nominal Amount:		
	(i)	Series:	AUD 275,000,000
	(ii)	Tranche:	AUD 100,000,000
5	Issue Price:		99.325 per cent. of the Aggregate Nominal Amount plus 9 days' accrued interest from and including 27 July 2009 to but excluding 5 August 2009
6	(i)	Specified Denominations:	AUD 1,000
	(ii)	Calculation Amount:	AUD 1,000
7	(i)	Issue Date:	5 August 2009
	(ii)	Interest Commencement Date (if different from the Issue Date):	27 July 2009
8	Maturity Date:		27 July 2012

9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)	No
10	Interest Basis:	5.50 per cent. Fixed Rate (Further particulars specified below)
11	Redemption/Payment Basis:	Redemption at par
12	Change of Interest or Redemption/Payment Basis:	Not Applicable
13	Put/Call Options:	Not Applicable
14	(i) Status of the Notes:	Senior
	(ii) Date approval for issuance of Notes obtained:	Not Applicable
15	Method of distribution:	Non-Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**	Applicable
	(i) Rate of Interest:	5.50 per cent. per annum payable annually in arrear
	(ii) Interest Payment Date(s):	27 July in each year commencing on 27 July 2010 and ending on the Maturity Date
	(iii) Fixed Coupon Amount(s):	AUD 55.00 per Calculation Amount
	(iv) Broken Amount:	Not Applicable
	(v) Day Count Fraction (Condition 1(*a*)):	Actual/Actual-ICMA, following unadjusted
	(vi) Determination Date(s) (Condition 1(*a*)):	Not Applicable
	(vii) Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
17	**Floating Rate Note Provisions**	Not Applicable
18	**Zero Coupon Note Provisions**	Not Applicable
19	**Index Linked Interest Note Provisions**	Not Applicable
20	**Equity Linked Interest Note Provisions**	Not Applicable
21	**Dual Currency Note Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**	Not Applicable
23	**Put Option**	Not Applicable
24	**Final Redemption Amount (all Notes**	AUD 1,000 per Calculation Amount

	except Equity Linked Redemption Notes and Index Linked Redemption Notes) of each Note	
25	**Final Redemption Amount (Equity Linked Redemption Notes) of each Note**	Not Applicable
26	**Final Redemption Amount (Index Linked Redemption Notes) of each Note**	Not Applicable
27	**Early Redemption Amount**	
	(i) Early Redemption Amount(s) payable per Calculation Amount and/or the method of calculating the same (if required or if different from that set out in the Conditions) on redemption (a) on the occurrence of an event of default (Condition 13) or (b) for illegality (Condition 7(*j*)) or (c) for taxation reasons (Condition 7(*c*)), or (d) in the case of Equity Linked Redemption Notes, following certain corporate events in accordance with Condition 7(*g*) or (e) in the case of Index Linked Redemption Notes, following an Index Modification, Index Cancellation or Index Disruption Event (Condition 7(*h*)) or (f) in the case of Equity Linked Redemption Notes or Index Linked Redemption Notes, following an Additional Disruption Event (if applicable) (Condition 7(*i*)):	As set out in the Conditions
	(ii) Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(*c*)):	Yes
	(iii) Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(*f*)):	No

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**	Bearer Notes
	New Global Notes	No
		Temporary Global Note exchangeable for a Permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note
29	Financial Centre(s) (Condition	London and Sydney

	10(*h*)) or other special provisions relating to payment dates:	
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes: Amount of each instalment, date on which each payment is to be made:	Not Applicable
33	Redenomination, renominalisation and reconventioning provisions	Not Applicable
34	Consolidation provisions:	Not Applicable
35	Other terms or special conditions:	So long as Bearer Notes are represented by a temporary and/or permanent Global Note and the temporary and/or permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system

DISTRIBUTION

36	(i)	If syndicated, names and addresses of Managers:	Not Applicable
	(ii)	Stabilising Manager(s) (if any):	Not Applicable
	(iii)	Managers' Commission:	1.1875 per cent. selling commission 0.1875 per cent. combined management and underwriting commission
37	If non-syndicated, name and		The Toronto-Dominion Bank

	address of Dealer:	Triton Court 14/18 Finsbury Square London EC2A 1DB United Kingdom
38	Applicable TEFRA exemption:	D Rules
39	Additional selling restrictions:	Not Applicable
40	Subscription period:	Not Applicable

GENERAL

41	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a):	Not Applicable
42	The aggregate principal amount of Notes issued has been translated into Euro at the rate of 0.582089, producing a sum of (for Notes not denominated in Euro):	Euro 58,208,900
43	In the case of Notes listed on Euronext Amsterdam:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 110,000,000,000 Global Medium-Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By: [signature]

Duly authorised

PART B – OTHER INFORMATION

1 Listing

(i)	Listing:	Luxembourg Stock Exchange
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on the Luxembourg Stock Exchange's Regulated Market with effect from 5 August 2009 The Notes are to be consolidated and form a single series with the AUD 175,000,000 5.50 per cent. Fixed Rate Notes 2009 due 27 July 2012 issued on 27 July 2009 which are listed and admitted to trading on the Luxembourg Stock Exchange.
(iii)	Estimate of total expenses related to admission to trading:	EUR 400

2 Ratings

Rating: The Notes to be issued have been rated:

S&P:	AAA
Moody's:	Aaa
Fitch Ratings Ltd:	AA+

As defined by Standard & Poor's an AAA rating means that the Notes have the highest rating assigned by Standard & Poor's and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong. As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events.

3 Notification

The Netherlands Authority for the Financial Markets (*Autoriteit Financiële Markten*) has provided each of the *Commission bancaire, financiére et des assurances (CBFA)* in Belgium, *Epitroph Kefalaiagoras* in Greece, *Comisiòn Nacional del Mercado de Valores (CNMV)* in Spain, *Autorité des marchés financiers (AMF)* in France, Irish Financial Regulatory Authority in Ireland, *Commissione Nazionale per le Società e la Borsa (CONSOB)* in Italy, *Kredittilsynet* in Norway, Financial Market Authority (FMA) in Austria, *Rahoitustarkastus* in Finland, *Finansinspektionen* in Sweden, Financial Services Authority (FSA) in United Kingdom, *Commission de surveillance du secteur financier* in Luxembourg, the *Bundesanstalt für Finanzdienstleistungsaufsicht (BaFin)* in Germany, the *Comisia Nationala a Valorilor Mobiliare* in Romania, *Finanstilsynet* in Denmark and *Çomissão do Mercado de valores Mobiliários* in Portugal with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive.

Notwithstanding the foregoing, no offer of Notes to the public may be made in any Relevant Member State, which requires the Issuer to undertake any action in addition to the filing of the Final Terms with the Netherlands Authority for the Financial Markets unless and until the Issuer advises such action has been taken.

4 Interests of natural and legal persons involved in the issue

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 Reasons for the offer, estimated net proceeds and total expenses

(i)	Reasons for the offer:	Banking business
(ii)	Estimated net proceeds	AUD 98,065,616.44
(iii)	Estimated total expenses:	AUD 1,395,000 (comprising a combined management selling and underwriting commission of AUD 1,375,000 and Managers' expenses of AUD 20,000)

6 Yield *(Fixed Rate Notes Only)*

Indication of yield:	5.752 per cent. per annum The yield is calculated at the Issue Date on the basis of the Issue Price. It is NOT an indication of future yield.

7 Historic interest rates *(Floating Rate Notes only)*

Not Applicable

8 Performance of index/formula, explanation of effect on value of investment and associated risks and other information concerning the underlying *(Index-Linked Notes only)*

Not Applicable

9 Performance of rate[s] of exchange and explanation of effect on value of investment *(Dual Currency Notes only)*

Not Applicable

10 Performance of underlying, explanation of effect on value of investment and associated risks and information concerning the underlying *(Equity-Linked Notes only)*

Not Applicable

11 Operational information

(i)	Intended to be held in a manner which would allow Eurosystem eligibility:	No.
(ii)	ISIN:	XS0440737905
(iii)	Common Code:	044073790
(iv)	German WKN-code:	A1AKDU
(v)	Valoren Code:	CH10371778
(vi)	Private Placement number:	Not Applicable

(vii)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
(viii)	Delivery:	Delivery against payment
(ix)	Names and addresses of additional Paying/ Delivery Agent(s) (if any):	Not Applicable
(x)	Names (and addresses) of Calculation Agent(s) (if different from Deutsche Bank AG, London Branch):	Not Applicable

12 General

(i)	Time period during which the offer is open:	Not Applicable
(ii)	Description of the application process:	Not Applicable
(iii)	Description of possibility to reduce subscriptions:	Not Applicable
(iv)	Manner for refunding excess amount paid by applicants:	Not Applicable
(v)	Minimum and/or maximum amount of application:	Investors will be notified of their allocations of Notes and the settlement arrangements in respect thereof. The Notes will be issued on the Issue Date against payment to the Issuer of the net subscription moneys.
(vi)	Method and time limit for paying up the securities and for delivery of the securities:	Not Applicable
(vii)	Manner and date in which results of the offer are to be made public:	Not Applicable
(viii)	Procedure for exercise of any right of pre-emption, the negotiability of subscription rights and the treatment of subscription rights not exercised:	Not Applicable
(ix)	Process for notification to applicants of the amount allotted and the indication whether dealing may begin before notification is made:	Not Applicable

Final Terms

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

Euro 110,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 1298A
TRANCHE NO: 3
EUR 100,000,000 3.50 per cent. Fixed Rate Notes 2009 due 23 March 2012 (the "Notes")

(to be consolidated and form a single series with the Issuer's EUR 1,000,000,000 3.50 per cent. Notes 2005 due 23 March 2012 issued on 23 March 2005 (the Tranche 1 Notes) and with the Issuer's EUR 100,000,000 3.50 per cent. Notes due 23 March 2012 issued on 23 February 2009 (the Tranche 2 Notes))

Issue Price: 102.965 per cent. (plus 140 days accrued interest from (and including) 23 March 2008 to (but excluding) 10 August 2009)

Rabobank International

The date of these Final Terms is 6 August 2009

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions (the 'Conditions') contained in the Agency Agreement dated October 15, 2004 and set forth in the Offering Circular dated October 15, 2004. This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive (Directive 2003/71/EC) (the 'Prospectus Directive') and must be read in conjunction with the Offering Circular dated May 8, 2009, which together constitutes a base prospectus for the purposes of the Prospectus Directive, save in respect of the Conditions which are extracted from the Offering Circular dated October 15, 2004. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circulars dated October 15, 2004 and May 8, 2009. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular. Each Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circulars dated October 15, 2004 and May 8 2009, contains all information that is material in the context of the issue of the Notes. The Offering Circulars are available for viewing at, and copies may be obtained from Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg, Amsterdam and Paris and www.bourse.lu.

Each potential investor in the Notes must determine the suitability of that investment in light of its own circumstances. A potential investor should not invest in Notes which are complex financial instruments unless it has the expertise (either alone or with a financial adviser) to evaluate how the Notes will perform under changing conditions, the resulting effects on the value of the notes and the impact this investment will have on the potential investor's overall investment portfolio.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	1298A
	(ii)	Tranche Number:	3
	(If fungible with an existing Series, details of that Series, including the date on which the Notes become fungible.)		(to be consolidated and form a single series with the Issuer's EUR 1,000,000,000 3.50 per cent. Notes 2005 due 23 March 2012 issued on 23 March 2005 and the issue of EUR 100,000,000 3.50 per cent. Notes 2009 due 23 March 2012 issued on 23 February 2009)
3	Specified Currency or Currencies:		Euro (EUR)
4	Aggregate Nominal Amount:		
	(i)	Series:	EUR 1,200,000,000
	(ii)	Tranche:	EUR 100,000,000
5	Issue Price:		102.965 per cent. of the Aggregate Nominal Amount plus accrued interest from (and including) 23 March 2009 to (but excluding) 10 August 2009
6	(i)	Specified	EUR 1,000, EUR 10,000, EUR 100,000

		Denominations:	
	(ii)	Calculation Amount:	Not Applicable
7	(i)	Issue Date:	10 August 2009
	(ii)	Interest Commencement Date (if different from the Issue Date):	23 March 2009
8	Maturity Date:		23 March 2012
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)		No
10	Interest Basis:		3.50 per cent. Fixed Rate further particulars specified below
11	Redemption/Payment Basis:		Redemption at par
12	Change of Interest or Redemption/ Payment Basis:		Not Applicable
13	Put/Call Options:		Not Applicable
14	(i)	Status of the Notes:	Senior
	(ii)	Date approval for issuance of Notes obtained:	Not Applicable
15	Method of distribution:		Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**		Applicable
	(i)	Rate(s) of Interest:	3.50 per cent. per annum payable annually in arrear
	(ii)	Interest Payment Date(s):	23 March in each year commencing on 23 March 2010 and ending on the Maturity Date
	(iii)	Fixed Coupon Amount (s):	EUR 35.00 per EUR 1,000 in nominal amount, EUR 350.00 per EUR 10,000 in nominal amount, EUR 3,500.00 per EUR 100,000 in nominal amount

//

	(iv)	Broken Amount:	Not Applicable
	(v)	Day Count Fraction (Condition 1(*a*)):	Actual/Actual –ISMA, Unadjusted
	(vi)	Determination Date(s) (Condition 1(*a*)):	Interest Payment Dates
	(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
17	**Floating Rate Note Provisions**		Not Applicable
18	**Zero Coupon Note Provisions**		Not Applicable
19	**Index Linked Interest Note Provisions**		Not Applicable
20	**Equity Linked Interest Note Provisions**		Not Applicable
21	**Dual Currency Note Provisions**		Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**		Not Applicable
23	**Put Option**		Not Applicable
24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of each Note**		EUR 1,000 per Note of EUR 1,000 Specified Denomination, EUR 10,000 per Note of EUR 10,000 Specified Denomination, EUR 100,000 per Note of EUR 100,000 Specified Denomination
25	**Final Redemption Amount (Equity Linked Redemption Notes) of each Note**		Not Applicable
26	**Final Redemption Amount (Index Linked Redemption Notes) of each Note**		Not Applicable
27	**Early Redemption Amount**		
	(i)	Early Redemption Amount(s) payable per Calculation Amount and/or the method of calculating the same (if required or if different from that set out in the Conditions) on redemption (a) on the occurrence of an event	Yes, as set out in the Conditions

//

	of default (Condition 13) or (b) for illegality (Condition 7(*j*)) or (c) for taxation reasons (Condition 7(c)), or (d) in the case of Equity Linked Redemption Notes, following certain corporate events in accordance with Condition 7(g) or (e) in the case of Index Linked Redemption Notes, following an Index Modification, Index Cancellation or Index Disruption Event (Condition 7(*h*)) or (f) in the case of Equity Linked Redemption Notes or Index Linked Redemption Notes, following an Additional Disruption Event (if applicable) (Condition 7(*i*)):	
(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(*c*)):	Yes
(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(*f*)):	No

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**	Bearer Notes
		Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note
	New Global Notes:	No

29	Financial Centre(s) (Condition 10(*h*)) or other special provisions relating to payment dates:	TARGET
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes: Amount of each instalment, date on which each payment is to be made:	Not Applicable
33	Redenomination, renominalisation and reconventioning provisions	Not Applicable
34	Consolidation provisions:	Not Applicable
35	Other terms or special conditions:	So long as Bearer Notes are represented by a temporary and/or permanent Global Note and the temporary and/or permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 15, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system

DISTRIBUTION

36	(i)	If syndicated, names and addresses of Managers:	Not Applicable
	(ii)	Stabilising Manager(s) (if any):	Not Applicable

//

	(iii) Managers'/Dealer's Commission:	Not Applicable
37	If non-syndicated, name and address of Dealer:	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International) If the sole Dealer in respect of Notes issued by Rabobank Nederland is Rabobank International Rabobank International will not subscribe for the Notes, but will act as agent for the placement of Notes. Such Notes will be deemed to be issued at the time when the Notes are transferred from Rabobank International to the subscriber and Rabobank International receives funds from the subscriber on behalf of Rabobank Nederland.
38	Applicable TEFRA exemption:	D Rules
39	Additional selling restrictions:	Not Applicable
40	Subscription period:	Not Applicable

GENERAL

41	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a):	Not Applicable
42	The aggregate principal amount of Notes issued has been translated into Euro at the rate of [•], producing a sum of (for Notes not denominated in Euro):	Not Applicable
43	In the case of Notes listed on Euronext Amsterdam:	Applicable
	(i) Numbering and letters:	Not Applicable
	(ii) Amsterdam Listing Agent:	Rabobank Nederland or Coöperatieve Centrale Raffeisen-Boerenleenbank B.A. (Rabo Securities)
	(iii) Amsterdam Paying Agent:	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabo Securities)

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 110,000,000,000 Global Medium Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By:

Duly authorised

PART B – OTHER INFORMATION

1 Listing

(i)	Listing:	Euronext Amsterdam
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on Euronext Amsterdam by NYSE Euronext with effect from the Issue Date
(iii)	Estimate of total expenses related to admission to trading:	EUR 875

2 Ratings

Rating:

The Notes to be issued have been rated:

S&P:	AAA
Moody's:	Aaa
Fitch Ratings Ltd:	AA+

As defined by S&P, an AAA rating means that the Notes has the highest rating assigned by S&P and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong.As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events.

3 Notification

The Netherlands Authority for the Financial Markets (*Autoriteit Financiële Markten*) has provided each of the *Commission bancaire, financière et des assurances (CBFA)* in Belgium, *Epitroph Kefalaiagoras* in Greece, *Comisiòn Nacional del Mercado de Valores (CNMV)* in Spain, *Autorité des marchés financiers (AMF)* in France, Irish Financial Regulatory Authority in Ireland, *Commissione Nazionale per le Società e la Borsa (CONSOB)* in Italy, *Kredittilsynet* in Norway, Financial Market Authority (FMA) in Austria, *Rahoitustarkastus* in Finland, *Finansinspektionen* in Sweden, Financial Services Authority (FSA) in United Kingdom, *Commission de surveillance du secteur financier* in Luxembourg, the *Bundesanstalt für Finanzdienstleistungsaufsicht (BaFin)* in Germany and *Comisia Nationala a Valorilor Mobiliare* in Romania with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive.

Notwithstanding the foregoing, no offer of Notes to the public may be made in any Relevant Member State, which requires the Issuer to undertake any action in addition to the filing of the Final Terms with the Netherlands Authority for the Financial Markets unless and until the Issuer advises such action has been taken.

4 Interests of natural and legal persons involved in the issue

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 Reasons for the offer, estimated net proceeds and total expenses

(i)	Reasons for the offer:	Not Applicable
(ii)	Estimated net proceeds	EUR 104,307,465.75
(iii)	Estimated total expenses:	Not Applicable

6 Yield *(Fixed Rate Notes Only)*

Indication of yield: 2.315 per cent. per annum

The yield is calculated at the Issue Date on the basis of the Issue Price. It is NOT an indication of future yield.

7 Historic interest rates

Not Applicable

8 Performance of index/formula, explanation of effect on value of investment and associated risks and other information concerning the underlying *(Index-Linked Notes only)*

Not Applicable

9 Performance of rates of exchange and explanation of effect on value of investment *(Dual Currency Notes only)*

Not Applicable

10 Performance of underlying, explanation of effect on value of investment and associated risks and information concerning the underlying *(Equity-Linked Notes only)*

Not Applicable

11 Operational information

(i)	Intended to be held in a manner which would allow Eurosystem eligibility:	No
(ii)	ISIN Code:	Temporary ISIN: XS0445379745 Permanent ISIN: XS0215498782
(iii)	Common Code:	Temporary Common Code: 044537974 Permanent Common Code: 021549878
(iv)	German WKN-code:	Not Applicable
(v)	Private Placement number	Not Applicable
(vi)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
	(i) The Depository Trust Company	Not Applicable

//

(vii)	Delivery:	*Delivery against payment*
(viii)	Names and addresses of additional Paying/ Delivery Agent(s) (if any):	Not Applicable
(ix)	Names (and addresses) of Calculation Agent(s) (if different from Deutsche Bank AG, London Branch):	Not Applicable

12 General

Not Applicable

Final Terms

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

Euro 110,000,000,000
Global Medium-Term Note Programme
Due from *seven days to perpetuity*

SERIES NO: 2003A
TRANCHE NO: 6

AUD 50,000,000 6.00 per cent. Fixed Rate Notes 2009 due 23 April 2014 (the "Notes") *(to be* consolidated and form a single series with the AUD 100,000,000 6.00 per cent. Fixed Rate Notes 2009 due 23 April 2014 issued on 23 April 2009, the AUD 50,000,000 6.00 per cent. Fixed Rate Notes 2009 due 23 April 2014 issued on 5 May 2009, the *AUD 75,000,000 6.00 per* cent. Fixed Rate Notes 2009 due 23 April 2014 issued on 11 June 2009, the AUD 100,000,000 6.00 per cent. Fixed Rate Notes 2009 due 23 April 2014 issued on 26 June 2009 and the AUD 100,000,000 6.00 per cent. Fixed Rate Notes 2009 due 23 April 2014 issued on 15 July 2009)

Issue Price: 98.79 per cent. plus 109 days' accrued interest from and including 23 April 2009 to but excluding 10 August 2009

TD Securities

The date of these Final Terms is 6 August 2009

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions (the "**Conditions**") contained in the Agency Agreement dated May 13, 2008 and set forth in the Offering Circular dated May 13, 2008. This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive (Directive 2003/71/EC) (the "**Prospectus Directive**") and must be read in conjunction with the Offering Circular dated May 8, 2009, which constitutes a base prospectus for the purposes of the Prospectus Directive, save in respect of the Conditions which are extracted from the Offering Circular dated May 13, 2008. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circulars dated May 13, 2008 and May 8, 2009. The Notes will be issued on the terms of these Final Terms read together with the Offering Circulars. Each Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circulars dated May 13, 2008 and May 8, 2009, contains all information that is material in the context of the issue of the Notes. The Offering Circulars are available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg, Amsterdam and Paris and www.bourse.lu.

Each potential investor in the Notes must determine the suitability of that investment in light of its own circumstances. A potential investor should not invest in Notes which are complex financial instruments unless it has the expertise (either alone or with a financial adviser) to evaluate how the Notes will perform under changing conditions, the resulting effects on the value of the notes and the impact this investment will have on the potential investor's overall investment portfolio.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch
2	(i)	Series Number:	2003A
	(ii)	Tranche Number:	6 to be consolidated and form a single series with the AUD 100,000,000 6.00 per cent. Fixed Rate Notes 2009 due 23 April 2014 issued on 23 April 2009, the AUD 50,000,000 6.00 per cent. Fixed Rate Notes 2009 due 23 April 2014 issued on 5 May 2009, the AUD 75,000,000 6.00 per cent. Fixed Rate Notes 2009 due 23 April 2014 issued on 11 June 2009, the AUD 100,000,000 6.00 per cent. Fixed Rate Notes 2009 due 23 April 2014 issued on 26 June 2009 and the AUD 100,000,000 6.00 per cent. Fixed Rate Notes 2009 due 23 April 2014 issued on 15 July 2009
3	Specified Currency or Currencies:		Australian Dollars ("**AUD**")
4	Aggregate Nominal Amount:		

	(i)	Series:	AUD 475,000,000
	(ii)	Tranche:	AUD 50,000,000
5	Issue Price:		98.79 per cent. of the Aggregate Nominal Amount plus 109 days' accrued interest from and including 23 April 2009 to but excluding 10 August 2009
6	(i)	Specified Denominations:	AUD 1,000
	(ii)	Calculation Amount:	AUD 1,000
7	(i)	Issue Date:	10 August 2009
	(ii)	Interest Commencement Date (if different from the Issue Date):	23 April 2009
8	Maturity Date:		23 April 2014
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)		No
10	Interest Basis:		6.00 per cent. Fixed Rate (Further particulars specified below)
11	Redemption/Payment Basis:		Redemption at par
12	Change of Interest or Redemption/Payment Basis:		Not Applicable
13	Put/Call Options:		Not Applicable
14	(i)	Status of the Notes:	Senior
	(ii)	Date approval for issuance of Notes obtained:	Not Applicable
15	Method of distribution:		Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**		Applicable
	(i)	Rate of Interest:	6.00 per cent. per annum payable annually in arrear
	(ii)	Interest Payment Date(s):	23 April in each year
	(iii)	Fixed Coupon Amount(s):	AUD 60.00 per Calculation Amount
	(iv)	Broken Amount:	Not Applicable

	(v)	Day Count Fraction (Condition 1(*a*)):	Actual/Actual-ICMA, unadjusted
	(vi)	Determination Date(s) (Condition 1(*a*)):	Not Applicable
	(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
17	**Floating Rate Note Provisions**		Not Applicable
18	**Zero Coupon Note Provisions**		Not Applicable
19	**Index Linked Interest Note Provisions**		Not Applicable
20	**Equity Linked Interest Note Provisions**		Not Applicable
21	**Dual Currency Note Provisions**		Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**		Not Applicable
23	**Put Option**		Not Applicable
24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of each Note**		AUD 1,000 per Calculation Amount
25	**Final Redemption Amount (Equity Linked Redemption Notes) of each Note**		Not Applicable
26	**Final Redemption Amount (Index Linked Redemption Notes) of each Note**		Not Applicable
27	**Early Redemption Amount**		
	(i)	Early Redemption Amount(s) payable per Calculation Amount and/or the method of calculating the same (if required or if different from that set out in the Conditions) on redemption (a) on the occurrence of an event of default (Condition 13) or (b) for illegality (Condition 7(*j*)) or (c) for taxation reasons (Condition 7(*c*)), or (d) in the case of Equity Linked Redemption Notes, following certain corporate events in accordance with Condition 7(*g*) or (e) in the case of Index Linked Redemption Notes, following an Index	As set out in the Conditions

		Modification, Index Cancellation or Index Disruption Event (Condition 7(*h*)) or (f) in the case of Equity Linked Redemption Notes or Index Linked Redemption Notes, following an Additional Disruption Event (if applicable) (Condition 7(*i*)):	
	(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(*c*)):	Yes
	(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(*f*)):	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**	Bearer Notes Temporary Global Note exchangeable for a Permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note
	New Global Notes	No
29	Financial Centre(s) (Condition 10(*h*)) or other special provisions relating to payment dates:	London, Sydney and TARGET
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes: Amount of each instalment, date on which each payment is to be made:	Not Applicable
33	Redenomination, renominalisation and reconventioning provisions	Not Applicable
34	Consolidation provisions:	Not Applicable

35	Other terms or special conditions:	So long as Bearer Notes are represented by a temporary and/or permanent Global Note and the temporary and/or permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system

DISTRIBUTION

36	(i)	If syndicated, names and addresses of Managers:	Not Applicable
	(ii)	Stabilising Manager(s) (if any):	Not Applicable
	(iii)	Managers' Commission:	1.625 per cent. selling commission 0.25 per cent. combined management and underwriting commission
37	If non-syndicated, name and address of Dealer:		The Toronto-Dominion Bank Triton Court 14/18 Finsbury Square London EC2A 1DB United Kingdom
38	Applicable TEFRA exemption:		D Rules
39	Additional selling restrictions:		Not Applicable
40	Subscription period:		Not Applicable

GENERAL

41	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a):	Not Applicable
42	The aggregate principal amount of Notes issued has been translated into Euro at the rate of 0.582090, producing a sum of (for Notes not denominated in Euro):	Euro 29,104,500
43	In the case of Notes listed on Euronext Amsterdam:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These *Final Terms* comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 110,000,000,000 Global Medium Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By:

Duly authorised

PART B – OTHER INFORMATION

1 Listing

(i)	Listing:	Luxembourg Stock Exchange
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on the Luxembourg Stock Exchange's Regulated Market with effect from 10 August 2009. The Notes are to be consolidated and form a single series with the AUD 100,000,000 6.00 per cent Fixed Rate Notes 2009 due 23 April 2014 issued on 23 April 2009, the AUD 50,000,000 6.00 per cent. Fixed Rate Notes 2009 due 23 April 2014 issued on 5 May 2009, the AUD 75,000,000 6.00 per cent Fixed Rate Notes 2009 due 23 April 2014 issued on 11 June 2009, the AUD 100,000,000 6.00 per cent Fixed Rate Notes 2009 due 23 April 2014 issued on 26 June 2009 and the AUD 100,000,000 6.00 per cent. Fixed Rate Notes 2009 due 23 April 2014 issued on 15 July 2009 which are listed and admitted to trading on the Luxembourg Stock Exchange.
(iii)	Estimate of total expenses related to admission to trading:	EUR 400

2 Ratings

Rating: The Notes to be issued have been rated:

S&P:	AAA
Moody's:	Aaa
Fitch Ratings Ltd:	AA+

As defined by Standard & Poor's an AAA rating means that the Notes have the highest rating assigned by Standard & Poor's and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong. As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events.

3 Notification

The Netherlands Authority for the Financial Markets (*Autoriteit Financiële Markten*) has provided each of the *Commission bancaire, financiére et des assurances (CBFA)* in Belgium, *Epitroph Kefalaiagoras* in Greece, *Comisiòn Nacional del Mercado de Valores (CNMV)* in Spain, *Autorité des marchés financiers (AMF)* in France, Irish Financial Regulatory Authority in Ireland, *Commissione Nazionale per le Società e la Borsa (CONSOB)* in Italy, *Kredittilsynet* in Norway, Financial Market Authority (FMA) in Austria,

Rahoitustarkastus in Finland, *Finansinspektionen* in Sweden, Financial Services Authority (FSA) in United Kingdom, *Commission de surveillance du secteur financier* in Luxembourg, the *Bundesanstalt für Finanzdienstleistungsaufsicht (BaFin)* in Germany, the *Comisia Nationala a Valorilor Mobiliare* in Romania, *Finanstilsynet* in Denmark and *Çomissão do Mercado de valores Mobiliários* in Portugal with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive.

Notwithstanding the foregoing, no offer of Notes to the public may be made in any Relevant Member State, which requires the Issuer to undertake any action in addition to the filing of the Final Terms with the Netherlands Authority for the Financial Markets unless and until the Issuer advises such action has been taken.

4 Interests of natural and legal persons involved in the issue

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 Reasons for the offer, estimated net proceeds and total expenses

(i)	Reasons for the offer:	Banking business
(ii)	Estimated net proceeds	AUD 49,343,390.41 (including 109 days' accrued interest)
(iii)	Estimated total expenses:	AUD 947,500 (comprising a combined management selling and underwriting commission of AUD 937,500 and Managers' expenses of AUD 10,000)

6 Yield *(Fixed Rate Notes Only)*

Indication of yield:	6.296 per cent. per annum The yield is calculated at the Issue Date on the basis of the Issue Price. It is NOT an indication of future yield.

7 Historic interest rates *(Floating Rate Notes only)*

Not Applicable

8 Performance of index/formula, explanation of effect on value of investment and associated risks and other information concerning the underlying (*Index-Linked Notes only*)

Not Applicable

9 Performance of rate(s) of exchange and explanation of effect on value of investment *(Dual Currency Notes only)*

Not Applicable

10 Performance of underlying, explanation of effect on value of investment and associated risks and information concerning the underlying *(Equity-Linked Notes only)*

Not Applicable

11 Operational information

(i)	Intended to be held in a manner which would allow Eurosystem eligibility:	No
(ii)	ISIN Code:	XS0423787711

(iii)	Common Code:	042378771
(iv)	German WKN-code:	A0T8UA
(v)	Valoren Code:	CH10107715
(vi)	Private Placement number:	Not Applicable
(vii)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
(viii)	Delivery:	Delivery against payment
(ix)	Names and addresses of additional Paying/ Delivery Agent(s) (if any):	Not Applicable
(x)	Names (and addresses) of Calculation Agent(s) (if different from Deutsche Bank AG, London Branch):	Not Applicable

12 General

(i)	Time period during which the offer is open:	Not Applicable
(ii)	Description of the application process:	Not Applicable
(iii)	Description of possibility to reduce subscriptions:	Not Applicable
(iv)	Manner for refunding excess amount paid by applicants:	Not Applicable
(v)	Minimum and/or maximum amount of application:	Not Applicable
(vi)	Method and time limit for paying up the securities and for delivery of the securities:	Not Applicable
(vii)	Manner and date in which results of the offer are to be made public:	Not Applicable
(viii)	Procedure for exercise of any right of pre-emption, the negotiability of subscription rights and the treatment of subscription rights not exercised:	Not Applicable

Final Terms

**COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)**

(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

**COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH**

(Australian Business Number 70 003 917 655)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

**COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH**

(Singapore Company Registration Number F03634W)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

Euro 110,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 1981A
TRANCHE NO: 8

NZD 100,000,000 5.125 per cent. Fixed Rate Notes 2009 due 12 March 2013 (the "Notes") (to be consolidated and form a single series with the NZD 100,000,000 5.125 per cent. Fixed Rate Notes 2009 due 12 March 2013 issued on 12 March 2009, the NZD 50,000,000 5.125 per cent. Fixed Rate Notes 2009 due 12 March 2013 issued on 7 April 2009, the NZD 50,000,000 5.125 per cent. Fixed Rate Notes 2009 due 12 March 2013 issued on 22 April 2009, the NZD 75,000,000 5.125 per cent. Fixed Rate Notes 2009 due 12 March 2013 issued on 30 April 2009, the NZD 75,000,000 per cent. 5.125 per cent. Fixed Rate Notes 2009 due 12 March 2013 issued on 22 May 2009, the NZD 100,000,000 5.125 per cent. Fixed Rate Notes 2009 due 12 March 2013 issued on 25 June 2009 and the NZD 100,000,000 5.125 per cent. Fixed Rate Notes 2009 due 12 March 2013 issued on 22 July 2009)

Issue Price: 99.25 per cent. (plus 152 days' accrued interest from and including 12 March 2009 to but excluding 11 August 2009)

TD Securities

The date of these Final Terms is 7 August 2009

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions (the "**Conditions**") contained in the Agency Agreement dated May 13, 2008 and set forth in the Offering Circular dated May 13, 2008. This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive (Directive 2003/71/EC) (the "**Prospectus Directive**") and must be read in conjunction with the Offering Circular dated May 8, 2009, which constitutes a base prospectus for the purposes of the Prospectus Directive, save in respect of the Conditions which are contracted from the Offering Circular dated May 13, 2008. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circulars dated May 13, 2008 and May 8, 2009. The Notes will be issued on the terms of these Final Terms read together with the Offering Circulars. Each Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circulars dated May 13, 2008 and May 8, 2009, contains all information that is material in the context of the issue of the Notes. The Offering Circulars are available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg, Amsterdam and Paris and www.bourse.lu.

Each potential investor in the Notes must determine the suitability of that investment in light of its own circumstances. A potential investor should not invest in Notes which are complex financial instruments unless it has the expertise (either alone or with a financial adviser) to evaluate how the Notes will perform under changing conditions, the resulting effects on the value of the notes and the impact this investment will have on the potential investor's overall investment portfolio.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	1981A
	(ii)	Tranche Number:	8 to be consolidated and form a single series with the NZD 100,000,000 5.125 per cent. Fixed Rate Notes 2009 due 12 March 2013 issued on 12 March 2009, the NZD 50,000,000 5.125 per cent. Fixed Rate Notes 2009 due 12 March 2013 issued on 7 April 2009, the NZD 50,000,000 5.125 per cent. Fixed Rate Notes 2009 due 12 March 2013 issued on 22 April 2009, the NZD 75,000,000 5.125 per cent. Fixed Rate Notes 2009 due 12 March 2013 issued on 30 April 2009, the NZD 75,000,000 5.125 per cent. Fixed Rate Notes 2009 due 12 March 2013 issued on 22 May 2009, the NZD 100,000,000 5.125 per cent. Fixed Rate Notes 2009 due March 2013 issued on 25 June 2009 and the NZD 100,000,000 5.125 per cent. Fixed Rate Notes 2009 due 12 March 2013 issued on 22 July 2009

3	Specified Currency or Currencies:	New Zealand Dollars ("**NZD**")
4	Aggregate Nominal Amount:	
	(i) Series:	NZD 650,000,000
	(ii) Tranche:	NZD 100,000,000
5	Issue Price:	99.25 per cent. of the Aggregate Nominal Amount plus 152 days' accrued interest from and including 12 March 2009 to but excluding 11 August 2009
6	(i) Specified Denominations:	NZD 1,000
	(ii) Calculation Amount:	NZD 1,000
7	(i) Issue Date:	11 August 2009
	(ii) Interest Commencement Date (if different from the Issue Date):	12 March 2009
8	Maturity Date:	12 March 2013
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)	No
10	Interest Basis:	5.125 per cent. Fixed Rate (Further particulars specified below)
11	Redemption/Payment Basis:	Redemption at par
12	Change of Interest or Redemption/ Payment Basis:	Not Applicable
13	Put/Call Options:	Not Applicable
14	(i) Status of the Notes:	Senior
	(ii) Date approval for issuance of Notes obtained:	Not Applicable
15	Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**	Applicable
	(i) Rate of Interest:	5.125 per cent. per annum payable annually in arrear
	(ii) Interest Payment Date(s):	12 March in each year commencing on 12 March 2010 and ending on the Maturity Date
	(iii) Fixed Coupon Amount :	NZD 51.25 per Calculation Amount
	(iv) Broken Amount:	Not Applicable
	(v) Day Count Fraction (Condition 1(a)):	Actual/Actual ICMA, unadjusted

	(vi)	Determination Date(s) (Condition 1(*a*)):	Not Applicable
	(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
17	**Floating Rate Note Provisions**		Not Applicable
18	**Zero Coupon Note Provisions**		Not Applicable
19	**Index Linked Interest Note Provisions**		Not Applicable
20	**Equity Linked Interest Note Provisions**		Not Applicable
21	**Dual Currency Note Provisions**		Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**		Not Applicable
23	**Put Option**		Not Applicable
24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of each Note**		NZD 1,000 per Calculation Amount
25	**Final Redemption Amount (Equity Linked Redemption Notes) of each Note**		Not Applicable
26	**Final Redemption Amount (Index Linked Redemption Notes) of each Note**		Not Applicable
27	**Early Redemption Amount**		
	(i)	Early Redemption Amount(s) payable per Calculation Amount and/or the method of calculating the same (if required or if different from that set out in the Conditions) on redemption (a) on the occurrence of an event of default (Condition 13) or (b) for illegality (Condition 7(*j*)) or (c) for taxation reasons (Condition 7(*c*)), or (d) in the case of Equity Linked Redemption Notes, following certain corporate events in accordance with Condition	As set out in the Conditions

		7(*g*) or (e) in the case of Index Linked Redemption Notes, following an Index Modification, Index Cancellation or Index Disruption Event (Condition 7(*h*)) or (f) in the case of Equity Linked Redemption Notes or Index Linked Redemption Notes, following an Additional Disruption Event (if applicable) (Condition 7(*i*)):	
	(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(*c*)):	Yes
	(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(*f*)):	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**	Bearer Notes Temporary Global Note exchangeable for a Permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note
	New Global Notes	No
29	Financial Centre(s) (Condition 10(*h*)) or other special provisions relating to payment dates:	London, Wellington, Auckland
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes: Amount of each instalment, date on which each payment is to be made:	Not Applicable

33	Redenomination, renominalisation and reconventioning provisions	Not Applicable
34	Consolidation provisions:	Not Applicable
35	Other terms or special conditions:	So long as Bearer Notes are represented by a temporary and/or permanent Global Note and the temporary and/or permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system

DISTRIBUTION

36	(i)	If syndicated, names and addresses of Managers:	Not Applicable
	(ii)	Stabilising Manager(s) (if any):	Not Applicable
	(iii)	Managers' Commission:	1.400 per cent. selling concession 0.225 per cent. combined management and underwriting commission
37	If non-syndicated, name and address of Dealer:		**The Toronto-Dominion Bank** Triton Court 14/18 Finsbury Square London EC2A 1DB United Kingdom
38	Applicable TEFRA exemption:		D Rules
39	Additional selling restrictions:		For the purpose of this issue of Notes, which will be consolidated and form a single series with the NZD 100,000,000 5.125 per cent. Fixed Rate Notes 2009 due 12 March 2013 issued on 12 March 2009, the NZD 50,000,000 5.125 per cent. Fixed Rate Notes 2009 due 12 March 2013 issued on 7 April 2009, the NZD 50,000,000 5.125 per cent. Fixed Rate Notes 2009 due 12 March 2013 issued on 22 April 2009, the NZD 75,000,000 5.125 per cent. Fixed Rate Notes 2009 due 12 March 2013 issued on 30 April 2009, the NZD 75,000,000 5.125 per cent. Fixed Rate Notes 2009 due 12 March 2013 issued on 22 May 2009, the NZD 100,000,000 5.125 per cent. Fixed Rate Notes 2009 due 12 March 2013

		issued on 25 June 2009 and the NZD 100,000,000 5.125 per cent. Fixed Rate Notes 2009 due 12 March 2013 issued on 22 July 2009, only and not for any other Series under the Programme, the following paragraph will be inserted in the Offering Circular under "Plan of Distribution": No Prospectus in respect of the Notes has been, nor will be, registered under the New Zealand Securities Act 1978 (the "**Act**"). Accordingly, the Notes must not be offered to the public in New Zealand within the meaning of that Act. Without limitation, no person may, (directly or indirectly) offer for subscription or purchase or issue invitations to subscribe for or buy, or sell the Notes, or distribute the Prospectus or any other advertisement or offering material relating to the Notes in New Zealand, or to any resident of New Zealand, except that the Notes may be offered (i) to persons whose principal business is the investment of money or who, in the course of and for the purpose of their business habitually invest money, or who in the circumstances can properly be regarded as having been selected other than as members of the public or (ii) otherwise as permitted under the Act, the Securities Regulations and any other applicable laws.
40	Subscription period:	Not Applicable
GENERAL		
41	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a):	Not Applicable
42	The aggregate principal amount of Notes issued has been translated into Euro at the rate of 0.462451, producing a sum of (for Notes not denominated in Euro):	Euro 46,245,100
43	In the case of Notes listed on Euronext Amsterdam:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 110,000,000,000 Global Medium Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By:

Duly authorised

PART B – OTHER INFORMATION

1 Listing

(i)	Listing:	Luxembourg Stock Exchange
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on the Luxembourg Stock Exchange's Regulated Market with effect from 11 August 2009. The Notes are to be consolidated and form a single series with the NZD 100,000,000 5.125 per cent. Fixed Rate Notes 2009 due 12 March 2013 issued on 12 March 2009, the NZD 50,000,000 5.125 per cent. Fixed Rate Notes 2009 due 12 March 2013 issued on 7 April 2009, the NZD 50,000,000 5.125 per cent. Fixed Rate Notes 2009 due 12 March 2013 issued on 22 April 2009, the NZD 75,000,000 5.125 per cent. Fixed Rate Notes 2009 due 12 March 2013 issued on 30 April 2009, the NZD 75,000,000 5.125 per cent. Fixed Rate Notes 2009 due 12 March 2013 issued on 22 May 2009, the NZD 100,000,000 5.125 per cent. Fixed Rate Notes 2009 due 12 March 2013 issued on 25 June 2009 and the NZD 100,000,000 5.125 per cent. Fixed Rate Notes 2009 due 12 March 2013 issued on 22 July 2009 which are listed and admitted to trading on the Luxembourg Stock Exchange.
(iii)	Estimate of total expenses related to admission to trading:	EUR 400

2 Ratings

Rating: The Notes to be issued have been rated:

S&P:	AAA
Moody's:	Aaa
Fitch Ratings Ltd:	AA+

As defined by Standard & Poor's an AAA rating means that the Notes have the highest rating assigned by Standard & Poor's and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong. As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events.

3 Notification

The Netherlands Authority for the Financial Markets (*Autoriteit Financiële Markten*) has provided each of

the *Commission bancaire, financiére et des assurances (CBFA)* in Belgium, *Epitroph Kefalaiagoras* in Greece, *Comisiòn Nacional del Mercado de Valores (CNMV)* in Spain, *Autorité des marchés financiers (AMF)* in France, Irish Financial Regulatory Authority in Ireland, *Commissione Nazionale per le Società e la Borsa (CONSOB)* in Italy, *Kredittilsynet* in Norway, Financial Market Authority (FMA) in Austria, *Rahoitustarkastus* in Finland, *Finansinspektionen* in Sweden, Financial Services Authority (FSA) in United Kingdom, *Commission de surveillance du secteur financier* in Luxembourg, the *Bundesanstalt für Finanzdienstleistungsaufsicht (BaFin)* in Germany, the *Comisia Nationala a Valorilor Mobiliare* in Romania, *Çomissão do Mercado de valores Mobiliários* in Portugal and *Finanstilsynet* in Denmark with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive.

Notwithstanding the foregoing, no offer of Notes to the public may be made in any Relevant Member State, which requires the Issuer to undertake any action in addition to the filing of the Final Terms with the Netherlands Authority for the Financial Markets unless and until the Issuer advises such action has been taken.

4 Interests of natural and legal persons involved in the issue

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 Reasons for the offer, estimated net proceeds and total expenses

(i)	Reasons for the offer:	Banking business
(ii)	Estimated net proceeds	NZD 99,744,246.58
(iii)	Estimated total expenses:	NZD 1,640,000 (comprising a combined management and underwriting commission, selling concession and NZD 15,000 Managers' expenses)

6 Yield *(Fixed Rate Notes Only)*

Indication of yield:	5.350 per cent. per annum The yield is calculated at the Issue Date on the basis of the Issue Price. It is NOT an indication of future yield.

7 Historic interest rates *(Floating Rate Notes only)*

Not Applicable

8 Performance of index/formula, explanation of effect on value of investment and associated risks and other information concerning the underlying *(Index-Linked Notes only)*

Not Applicable

9 Performance of rate[s] of exchange and explanation of effect on value of investment *(Dual Currency Notes only)*

Not Applicable

10 Performance of underlying, explanation of effect on value of investment and associated risks and information concerning the underlying *(Equity-Linked Notes only)*

Not Applicable

11 Operational information

(i)	Intended to be held in a manner which would allow Eurosystem eligibility:	No
(ii)	ISIN Code:	XS0415923118
(iii)	Common Code:	041592311
(iv)	German WKN-code:	A0T7DA
(v)	Private Placement number	Not Applicable
(vi)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
(vii)	Delivery:	Delivery against payment
(viii)	Names and addresses of additional Paying/ Delivery Agent(s) (if any):	Not Applicable
(ix)	Names (and addresses) of Calculation Agent(s) (if different from Deutsche Bank AG, London Branch):	Not Applicable

12 General

(i)	Time period during which the offer is open:	Not Applicable
(ii)	Description of the application process:	Not Applicable
(iii)	Description of possibility to reduce subscriptions:	Not Applicable
(iv)	Manner for refunding excess amount paid by applicants:	Not Applicable
(v)	Minimum and/or maximum amount of application:	Not Applicable
(vi)	Method and time limit for paying up the securities and for delivery of the securities:	Not Applicable
(vii)	Manner and date in which results of the offer are to be made public:	Not Applicable
(viii)	Procedure for exercise of any right of pre-emption, the negotiability of subscription rights and the treatment of subscription rights not exercised:	Not Applicable

Final Terms

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

Euro 110,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 1549A
TRANCHE NO: 5
USD 125,000,000 5.00 per cent. Fixed Rate Notes due 15 February 2011

(to be consolidated and form a single series with the Issuer's USD 500,000,000 5.00 per cent. Fixed Rate Notes 2006 due 15 February 2011 issued on 15 February 2006, the Issuer's USD 300,000,000 5.00 per cent. Fixed Rate Notes 2006 due 15 February 2011 issued on 16 May 2006, the Issuer's USD 200,000,000 5.00 per cent. Fixed Rate Notes 2006 due 15 February 2011 issued on 20 July 2006 and the Issuer's USD 250,000,000 5.00 per cent. Fixed Rate Notes 2007 due 15 February 2011 issued on 5 March 2007)

Issue Price: 105.19 per cent. (plus 175 days' accrued interest from and including 15 February 2009 to but excluding 10 August 2009)

Rabobank International

The date of these Final Terms is 7 August 2009

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions (the 'Conditions') contained in the Agency Agreement dated 31 May 2006 and set forth in the Offering Circular dated 31 May 2006 as supplemented by (i) a supplemental offering circular relating to the Issuer's interim consolidated financial statements for the six months ended 30 June 2006 dated 30 October 2006 and (ii) a supplemental offering circular relating to the increase of the programme limit to Euro 100,000,000,000 dated 9 February 2007 (together, the "**2006 Offering Circular**"). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive (Directive 2003/71/EC) (the 'Prospectus Directive') and must be read in conjunction with the Offering Circular dated 8 May 2009 which constitutes a base prospectus for the purposes of the Prospectus Directive, save in respect of the Conditions which are extracted from the Offering Circular dated 31 May 2006 as supplemented by (i) a supplemental offering circular relating to the Issuer's interim consolidated financial statements for the six months ended 30 June 2006 dated 30 October 2006 and (ii) a supplemental offering circular relating to the increase of the programme limit to Euro 100,000,000,000 dated 9 February 2007 (together, the "**2006 Offering Circular**"). Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circulars dated 31 May 2006 and 8 May 2009. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular. Each Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circulars dated 31 May 2006 and 8 May 2009, contains all information that is material in the context of the issue of the Notes. The Offering Circulars are available for viewing at, and copies may be obtained from Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg, Amsterdam and Paris and www.bourse.lu.

Each potential investor in the Notes must determine the suitability of that investment in light of its own circumstances. A potential investor should not invest in Notes which are complex financial instruments unless it has the expertise (either alone or with a financial adviser) to evaluate how the Notes will perform under changing conditions, the resulting effects on the value of the notes and the impact this investment will have on the potential investor's overall investment portfolio.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland
2	(i)	Series Number:	1549A
	(ii)	Tranche Number:	5
	(If fungible with an existing Series, details of that Series, including the date on which the Notes become fungible.)		(to be consolidated and form a single series with the Issuer's USD 500,000,000 5.00 per cent. Fixed Rate Notes 2006 due 15 February 2011 issued on 15 February 2006, the Issuer's USD 300,000,000 5.00 per cent. Fixed Rate Notes 2006 due 15 February 2011 issued on 16 May 2006, the Issuer's USD 200,000,000 5.00 per cent. Fixed Rate Notes 2006 due 15 February 2011 issued on 20 July 2006 and the Issuer's USD 250,000,000 5.00 per cent. Fixed Rate Notes 2007 due 15 February 2011 issued on 5 March 2007, on exchange of the temporary Global Note for the permanent Global

			Note (which is expected to be no less than 40 days after the Issue Date subject to certification of non-U.S. beneficial ownership))
3	Specified Currency or Currencies:		U.S. Dollars (**USD**)
4	Aggregate Nominal Amount:		
	(i)	Series:	USD 1,375,000,000
	(ii)	Tranche:	USD 125,000,000
5	Issue Price:		105.19 per cent. of the Aggregate Nominal Amount plus 175 days' accrued interest from 15 February 2009 to but excluding 10 August 2009
6	(i)	Specified Denominations:	USD 1,000
	(ii)	Calculation Amount:	Not Applicable
7	(i)	Issue Date:	10 August 2009
	(ii)	Interest Commencement Date (if different from the Issue Date):	15 February 2009
8	Maturity Date:		15 February 2011
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)		No
10	Interest Basis:		5.00 per cent. Fixed Rate
11	Redemption/Payment Basis:		Redemption at par
12	Change of Interest or Redemption/ Payment Basis:		Not Applicable
13	Put/Call Options:		Not Applicable
14	(i)	Status of the Notes:	Senior
	(ii)	Date approval for issuance of Notes obtained:	Not Applicable
15	Method of distribution:		Non Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**		Applicable
	(i)	Rate(s) of Interest:	5.00 per cent. per annum payable annually in arrear
	(ii)	Interest Payment Date(s):	15 February in each year commencing on 15 February 2010 and ending on the Maturity Date
	(iii)	Fixed Coupon Amount	USD 50 per USD 1,000 in nominal amount

		(s):	
	(iv)	Broken Amount:	Not Applicable
	(v)	Day Count Fraction (Condition 1(*a*)):	30/360
	(vi)	Determination Date(s) (Condition 1(*a*)):	Each Interest Payment Date
	(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
17	**Floating Rate Note Provisions**		Not Applicable
18	**Zero Coupon Note Provisions**		Not Applicable
19	**Index Linked Interest Note Provisions**		Not Applicable
20	**Equity Linked Interest Note Provisions**		Not Applicable
21	**Dual Currency Note Provisions**		Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**		Not Applicable
23	**Put Option**		Not Applicable
24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of each Note**		USD 1,000 per Specified Denomination
25	**Final Redemption Amount (Equity Linked Redemption Notes) of each Note**		Not Applicable
26	**Final Redemption Amount (Index Linked Redemption Notes) of each Note**		Not Applicable
27	**Early Redemption Amount**		
	(i)	Early Redemption Amount(s) payable per Calculation Amount and/or the method of calculating the same (if required or if different from that set out in the Conditions) on redemption (a) on the occurrence of an event of	A set out in the Conditions

		default (Condition 13) or (b) for illegality (Condition 7(*j*)) or (c) for taxation reasons (Condition 7(*c*)), or (d) in the case of Equity Linked Redemption Notes, following certain corporate events in accordance with Condition 7(*g*) or (e) in the case of Index Linked Redemption Notes, following an Index Modification, Index Cancellation or Index Disruption Event (Condition 7(*h*)) or (f) in the case of Equity Linked Redemption Notes or Index Linked Redemption Notes, following an Additional Disruption Event (if applicable) (Condition 7(*i*)):	
	(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(*c*)):	Yes
	(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(*f*)):	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**	Bearer Notes

		Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note. Upon issue of the temporary Global Note, the temporary ISIN and Common Codes will be those set out in paragraphs 11(i)(a) and 11(ii)(a) of Part B of these Final Terms. Upon exchange of the temporary Global Note for the permanent Global Note, the Notes will be consolidated with and form a single series with the Issuer's USD 500,000,000 5.00 per cent. Fixed Rate Notes 2006 due 2011 issued on 15 February 2006, the Issuer's USD 300,000,000 5.00 per cent. Fixed Rate Notes 2006 due 2011 issued on 16 May 2006 the Issuer's USD 200,000,000 5.00 per cent. Fixed Rate Notes 2006 due 2011 issued on 20 July 2006, and the Issuer's USD 250,000,000 5.00 per cent. Fixed Rate Notes 2007 due 15 February 2011 issued on 5 March 2007, and the ISIN and Common Codes will be those set out in paragraphs 11(i)(b) and 11(ii)(b) of Part B to these Final Terms.
	New Global Notes:	No
29	Financial Centre(s) (Condition 10(*h*)) or other special provisions relating to payment dates:	London, New York, TARGET
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes: Amount of each instalment, date on which each payment is to be made:	Not Applicable
33	Redenomination, renominalisation and reconventioning provisions	Not Applicable

34	Consolidation provisions:		Not Applicable
35	Other terms or special conditions:		So long as the Bearer Notes are represented by a permanent Global Note and the permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system.

DISTRIBUTION

36	(i)	If syndicated, names and addresses of Managers:	Not Applicable
	(ii)	Stabilising Manager(s) (if any):	Not Applicable
	(iii)	Managers'/Dealer's Commission:	Not Applicable
37	If non-syndicated, name and address of Dealer:		Rabobank International Thames Court, One Queenhithe, London, EC4V 3RL, United Kingdom If the sole Dealer in respect of Notes issued by Rabobank Nederland is Rabobank International Rabobank International will not subscribe for the Notes, but will act as agent for the placement of Notes. Such Notes will be deemed to be issued at the time when the Notes are transferred from Rabobank International to the subscriber and Rabobank International receives funds from the subscriber on behalf of Rabobank Nederland
38	Applicable TEFRA exemption:		D Rules
39	Additional selling restrictions:		Not Applicable
40	Subscription period:		Not Applicable

GENERAL

41	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a):	Not Applicable

42	The aggregate principal amount of Notes issued has been translated into Euro at the rate of 0.704820, producing a sum of (for Notes not denominated in Euro):	Euro 88,102,500
43	In the case of Notes listed on Euronext Amsterdam:	Not Applicable

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By:

Duly authorised

PART B – OTHER INFORMATION

1 Listing

(i)	Listing:	Luxembourg Stock Exchange
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on the Luxembourg Stock Exchange's regulated market with effect from 10 August 2009 The Notes are to be consolidated and form a single series with the Issuer's USD 500,000,000 5.00 per cent. Fixed Rate Notes 2006 due 15 February 2011 issued on 15 February 2006, the Issuer's USD 300,000,000 5.00 per cent. Fixed Rate Notes 2006 due 15 February 2011 issued on 16 May 2006 and the Issuer's USD 200,000,000 5.00 per cent. Fixed Rate Notes 2006 due 15 February 2011 issued on 20 July 2006 and the Issuer's USD 250,000,000 5.00 per cent. Fixed Rate Notes 2007 due 15 February 2011 issued on 5 March 2007, which are listed and admitted to trading on the Luxembourg Stock Exchange.
(iii)	Estimate of total expenses related to admission to trading:	EUR 400

2 Ratings

Rating: The Notes to be issued have been rated:

S&P:	AAA
Moody's:	Aaa
Fitch Ratings Ltd.:	AA+

As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by S&P, an AAA rating means that the Notes has the highest rating assigned by S&P and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong. As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events.

3 Notification

The Netherlands Authority for the Financial Markets (*Autoriteit Financiële Markten*) has provided each of the *Commission bancaire, financiére et des assurances (CBFA)* in Belgium, *Epitroph Kefalaiagoras* in Greece, *Comisiòn Nacional del Mercado de Valores (CNMV)* in Spain, *Autorité des marchés financiers (AMF)* in France, Irish Financial Regulatory Authority in Ireland, *Commissione Nazionale per le Società e la Borsa (CONSOB)* in Italy, *Kredittilsynet* in Norway, Financial Market Authority (FMA) in Austria, *Rahoitustarkastus* in Finland, *Finansinspektionen* in Sweden, Financial Services Authority (FSA) in United Kingdom, *Commission de surveillance du secteur financier* in Luxembourg, the *Bundesanstalt für Finanzdienstleistungsaufsicht (BaFin)* in Germany, the *Comisia Nationala a Valorilor Mobiliare* in Romania, *Finanstilsynet* in Denmark and *Çomissão do Mercado de valores Mobiliários* in Portugal with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive.

Notwithstanding the foregoing, no offer of Notes to the public may be made in any Relevant Member State, which requires the Issuer to undertake any action in addition to the filing of the Final Terms with the Netherlands Authority for the Financial Markets unless the Issuer advises such action has been taken.

4 Interests of natural and legal persons involved in the issue/offer

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 Reasons for the offer, estimated net proceeds and total expenses

(i)	Reasons for the offer:	As per "Use of Proceeds" in the Offering Circular
(ii)	Estimated net proceeds	USD 134,525,694
(iii)	Estimated total expenses:	Not Applicable

6 Yield *(Fixed Rate Notes Only)*

Indication of yield:	1.495 per cent. per annum The yield is calculated at the Issue Date on the basis of the Issue Price. It is NOT an indication of future yield.

7 Historic interest rates *(Floating Rate Notes only)*

Not Applicable

8 Performance of index/formula, explanation of effect on value of investment and associated risks and other information concerning the underlying

Not Applicable

9 Performance of rates of exchange and explanation of effect on value of investment

Not Applicable

10 Performance of underlying, explanation of effect on value of investment and associated risks and information concerning the underlying

Not Applicable

11 Operational information

(i)	Intended to be held in a manner which would allow Eurosystem eligibility:	No

(ii)	ISIN Code:	Temporary ISIN: XS0445082653 Permanent ISIN: XS0244223219
(iii)	Common Code:	Temporary Common Code: 044508265 Permanent Common Code: 024422321
(iv)	German WKN-code:	Not Applicable
(v)	Private Placement number	Not Applicable
(vi)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
	(i) The Depository Trust Company	Rabobank Nederland only – CUSIP Number
(vii)	Delivery:	Delivery against payment
(viii)	Names and addresses of additional Paying/ Delivery Agent(s) (if any):	Not Applicable
(ix)	Names (and addresses) of Calculation Agent(s) (if different from Deutsche Bank AG, London Branch):	Not Applicable

12 General

Not Applicable

//

Final Terms

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

Euro 110,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 1830A
TRANCHE NO: 6
EUR 200,000,000 4.75 per cent. Fixed Rate Notes 2009 due 15 January 2018

(to be consolidated and form a single series with the Issuer's EUR 1,250,000,000 4.75 per cent. Fixed Rate Notes 2008 due 15 January 2018 issued on 15 January 2008, the Issuer's EUR 275,000,000 4.75 per cent. Fixed Rate Notes 2008 due 15 January 2018 issued on 25 November 2008, the Issuer's EUR 50,000,000 4.75 per cent. Fixed Rate Notes 2008 due 15 January 2018 issued on 2 December 2008, the Issuer's EUR 1,500,000,000 4.75 per cent. Fixed Rate Notes 2009 due 15 January 2018 issued on 18 February 2009 and the Issuer's EUR 150,000,000 4.75 per cent. Fixed Rate Notes 2009 due 15 January 2018 issued on 15 June 2009)

Issue Price: 104.30 per cent. (plus 209 days accrued interest from and including 15 January 2009 to but excluding 12 August 2009)

Rabobank International

The date of these Final Terms is 10 August 2009

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions (the 'Conditions') contained in the Agency Agreement dated May 14, 2007 and set forth in the Offering Circular dated 14 May 2007. This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive (Directive 2003/71/EC) (the 'Prospectus Directive') and must be read in conjunction with the Offering Circular dated May 8, 2009, which constitutes a base prospectus for the purposes of the Prospectus Directive, save in respect of the Conditions which are extracted from the Offering Circular dated May 14, 2007. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circulars dated May 14, 2007 and May 8, 2009. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular. Each Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circulars dated May 14, 2007 and May 8, 2009 contains all information that is material in the context of the issue of the Notes. The Offering Circulars are available for viewing at, and copies may be obtained from Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg, Amsterdam and Paris and www.bourse.lu.

Each potential investor in the Notes must determine the suitability of that investment in light of its own circumstances. A potential investor should not invest in Notes which are complex financial instruments unless it has the expertise (either alone or with a financial adviser) to evaluate how the Notes will perform under changing conditions, the resulting effects on the value of the notes and the impact this investment will have on the potential investor's overall investment portfolio.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	1830A
	(ii)	Tranche Number:	6 (to be consolidated and form a single series with the Issuer's EUR1,250,000,000 4.75 per cent. Fixed Rate Notes 2008 due 15 January 2018 issued on 15 January 2008, the Issuer's EUR 275,000,000 4.75 per cent. Fixed Rate Notes 2008 due 15 January 2018 issued on 25 November 2008, the Issuer's EUR 50,000,000 4.75 per cent. Fixed Rate Notes 2008 due 15 January 2018 issued on 2 December 2008, the Issuer's EUR 1,500,000,000 4.75 per cent. Fixed Rate Notes 2009 due 15 January 2018 issued on 18 February 2009 and the Issuer's EUR 150,000,000 4.75 per cent. Fixed Rate Notes 2009 due 15 January 2018 issued on 15 June 2009)
3	Specified Currency or Currencies:		Euro (**EUR**)
4	Aggregate Nominal Amount:		
	(i)	Series:	EUR 3,425,000,000

//

	(ii)	Tranche:	EUR 200,000,000
5	Issue Price:		104.30 per cent. of the Aggregate Nominal Amount plus 209 days accrued interest from (and including) 15 January 2009 to (but excluding) 12 August 2009
6	(i)	Specified Denominations:	EUR 1,000
	(ii)	Calculation Amount:	Not Applicable
7	(i)	Issue Date:	12 August 2009
	(ii)	Interest Commencement Date (if different from the Issue Date):	15 January 2009
8	Maturity Date:		15 January 2018
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)		No
10	Interest Basis:		4.75 per cent. Fixed Rate (further particulars specified below)
11	Redemption/Payment Basis:		Redemption at par
12	Change of Interest or Redemption/ Payment Basis:		Not Applicable
13	Put/Call Options:		Not Applicable
14	(i)	Status of the Notes:	Senior
	(ii)	Date approval for issuance of Notes obtained:	Not Applicable
15	Method of distribution:		Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**		Applicable
	(i)	Rate(s) of Interest:	4.75 per cent. per annum payable annually in arrear
	(ii)	Interest Payment Date(s):	15 January in each year commencing on 15 January 2010 and ending on the Maturity Date
	(iii)	Fixed Coupon Amount (s):	EUR 47.50 per EUR 1,000 in nominal amount

	(iv)	Broken Amount:	Not Applicable
	(v)	Day Count Fraction (Condition 1(*a*)):	Actual/Actual (ICMA), unadjusted
	(vi)	Determination Date(s) (Condition 1(*a*)):	Not Applicable
	(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
17	**Floating Rate Note Provisions**		Not Applicable
18	**Zero Coupon Note Provisions**		Not Applicable
19	**Index Linked Interest Note Provisions**		Not Applicable
20	**Equity Linked Interest Note Provisions**		Not Applicable
21	**Dual Currency Note Provisions**		Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**		Not Applicable
23	**Put Option**		Not Applicable
24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of each Note**		EUR 1,000 per Note of EUR 1,000 Specified Denomination
25	**Final Redemption Amount (Equity Linked Redemption Notes) of each Note**		Not Applicable
26	**Final Redemption Amount (Index Linked Redemption Notes) of each Note**		Not Applicable
27	**Early Redemption Amount**		
	(i)	Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 13) and/or the method of calculating the same (if required or if different from that set out in the Conditions) (c) for taxation reasons	As set out in the Conditions

		(Condition 7(c)), or (d) in the case of Equity Linked Redemption Notes, following certain corporate events in accordance with Condition 7(g) or (e) in the case of Index Linked Redemption Notes, following an Index Modification, Index Cancellation or Index Disruption Event (Condition 7(h)) or (f) in the case of Equity Linked Redemption Notes or Index Linked Redemption Notes, following an Additional Disruption Event (if applicable) (Condition 7(i)):	
	(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(*c*)):	Yes
	(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(*f*)):	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**	Bearer Notes
	New Global Notes:	Yes
		Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note
29	Financial Centre(s) (Condition 10(*h*)) or other special provisions relating to payment dates:	TARGET subject to Condition 10(h)(A)
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No

31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes: Amount of each instalment, date on which each payment is to be made:	Not Applicable
33	Redenomination, renominalisation and reconventioning provisions	Not Applicable
34	Consolidation provisions:	Not Applicable
35	Other terms or special conditions:	So long as Bearer Notes are represented by a temporary and/or permanent Global Note and the temporary and/or permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system

DISTRIBUTION

36	(i)	If syndicated, names and addresses of Managers:	Not Applicable
	(ii)	Stabilising Manager(s) (if any):	Not Applicable
	(iii)	Managers'/Dealer's Commission:	Not Applicable

//

37	If non-syndicated, name and address of Dealer:	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (trading as Rabobank International) London Branch, Thames Court, One Queenhithe, London EC4V 3RL, United Kingdom If the sole Dealer in respect of Notes issued by Rabobank Nederland is Rabobank International Rabobank International will not subscribe for the Notes, but will act as agent for the placement of Notes. Such Notes will be deemed to be issued at the time when the Notes are transferred from Rabobank International to the subscriber and Rabobank International receives funds from the subscriber on behalf of Rabobank Nederland
38	Applicable TEFRA exemption:	D Rules
39	Additional selling restrictions:	Not Applicable
40	Subscription period:	Not Applicable

GENERAL

41	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a):	Not Applicable
42	The aggregate principal amount of Notes issued has been translated into Euro at the rate of [•], producing a sum of (for Notes not denominated in Euro):	Not Applicable
43	In the case of Notes listed on Euronext Amsterdam:	Applicable
	(i) Numbering and letters:	Not Applicable
	(ii) Amsterdam Listing Agent:	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabo Securities)
	(iii) Amsterdam Paying Agent:	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabo Securities)

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 110,000,000,000 Global Medium Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By: K.J.W. NAPHAUSEN

Duly authorised

PART B – OTHER INFORMATION

1 Listing

(i)	Listing:	Euronext Amsterdam by NYSE Euronext
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on Euronext Amsterdam by NYSE Euronext with effect from 12 August 2009 The Notes are to be consolidated and form a single series with the Issuer's EUR 1,250,000,000 4.75 per cent. Fixed Rate Notes 2008 due 15 January 2018 issued on 15 January 2018, the Issuer's EUR 275,000,000 4.75 per cent. Fixed Rate Notes 2008 due 15 January 2018 issued on 25 November 2008, the Issuer's EUR 50,000,000 4.75 per cent. Fixed Rate Notes 2008 due 15 January 2018 issued on 2 December 2008 the Issuer's EUR 1,500,000,000 4.75 per cent. Fixed Rate Notes 2008 due 15 January 2018, and the Issuer's EUR 150,000,000 4.75 per cent. Fixed Rate Notes 2009 due 15 January 2018 issued on 15 June 2009 which are already listed and admitted to trading on Euronext Amsterdam by NYSE Euronext
(iii)	Estimate of total expenses related to admission to trading:	EUR 2,337.50

2 Ratings

Rating: The Notes to be issued have been rated:

S&P:	AAA
Moody's:	Aaa
Fitch Ratings Ltd:	AA+

As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by S&P, an AAA rating means that the Notes has the highest rating assigned by S&P and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong. As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events.

3 Notification

The Netherlands Authority for the Financial Markets (*Autoriteit Financiële Markten*) has provided each of the *Commission bancaire, financière et des assurances* (CBFA) in Belgium, *Epitroph Kefalaiagoras* in Greece, *Comisiòn Nacional del Mercado de Valores (CNMV)* in Spain, *Autorité des marchés financiers* (AMF) in France, Irish Financial Services Regulatory Authority in Ireland, *Commissione Nazionale per le Società e la Borsa* (CONSOB) in Italy, *Kredittilsynet* in Norway, Financial Market Authority (FMA) in Austria, *Rahoitustarkastus* in Finland, *Finansinspektionen* in Sweden, Financial Services Authority (FSA) in United Kingdom, *Commission de surveillance du secteur financier* in Luxembourg, *Bundesanstalt für Finanzdienstleistungsaufsicht* (BaFin) in Germany, *Finanstilsynet* in Denmark and *Comisia Nationala a Valorilor Mobiliare* in Romania with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive.

4 Interests of natural and legal persons involved in the issue

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 Reasons for the offer, estimated net proceeds and total expenses

(i)	Reasons for the offer:	Banking business
(ii)	Estimated net proceeds	EUR 214,039,726.03
(iii)	Estimated total expenses:	Not Applicable

6 Yield *(Fixed Rate Notes Only)*

Indication of yield:	4.132 per cent. per annum The yield is calculated at the Issue Date on the basis of the Issue Price. It is NOT an indication of future yield.

7 Historic interest rates *(Floating Rate Notes only)*

Not Applicable

8 Performance of index/formula, explanation of effect on value of investment and associated risks and other information concerning the underlying *(Index-Linked Notes only)*

Not Applicable

9 Performance of rates of exchange and explanation of effect on value of investment *(Dual Currency Notes only)*

Not Applicable

10 Performance of underlying, explanation of effect on value of investment and associated risks and information concerning the underlying *(Equity-Linked Notes only)*

Not Applicable

11 Operational information

(i)	Intended to be held in a manner which would allow Eurosystem eligibility:	Yes. Note that the designation "yes" simply means that the Notes are intended upon issue to be deposited with one of the ICSDs as common safekeeper and does not necessarily mean that the Notes will be recognised as eligible collateral for Eurosystem monetary policy and intra-day

		credit operations by the Eurosystem either upon issue or at any or all times during their life. Such recognition will depend upon satisfaction of the Eurosystem eligibility criteria
(ii)	(a) Temporary ISIN Code:	XS0445757106
	(b) ISIN Code:	XS0339454851
(iii)	(a) Temporary Common Code:	044575710
	(b) Common Code:	033945485
(iv)	German WKN-code:	Not Applicable
(v)	Private Placement number	Not Applicable
(vi)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
	(i) The Depository Trust Company	Not Applicable
(vii)	Delivery:	Delivery free of payment
(viii)	Names and addresses of additional Paying/ Delivery Agent(s) (if any):	Not Applicable
(ix)	Names (and addresses) of Calculation Agent(s) (if different from Deutsche Bank AG, London Branch):	Not Applicable

12 General

Not Applicable

Final Terms

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

Euro 110,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 2023A
TRANCHE NO: 3
U.S.$250,000,000 3.00 per cent. Fixed Rate Notes 2009 due 18 September 2012 (the "Notes") (to be consolidated and form a single series with the U.S.$600,000,000 3.00 per cent. Fixed Rate Notes 2009 due 18 September 2012 issued on 18 June 2009 and the U.S.$150,000,000 3.00 per cent. Fixed Rate Notes 2009 due 18 September 2012 issued on 15 July 2009)

Issue Price: 101.908 per cent. (plus 55 days' accrued interest from and including 18 June 2009 to but excluding 13 August 2009)

Citi
Rabobank International
TD Securities

The date of these Final Terms is 11 August 2009

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular (the "**Offering Circular**") dated 8 May 2009 which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the 'Prospectus Directive'). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular. Each Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg, Amsterdam and Paris and www.bourse.lu.

Each potential investor in the Notes must determine the suitability of that investment in light of its own circumstances. A potential investor should not invest in Notes which are complex financial instruments unless it has the expertise (either alone or with a financial adviser) to evaluate how the Notes will perform under changing conditions, the resulting effects on the value of the notes and the impact this investment will have on the potential investor's overall investment portfolio.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	Series Number:		2023A
	Tranche Number:		3
	If fungible with an existing Series, details of that Series, including the date on which the Notes become fungible:		to be consolidated and form a single series with the U.S.$600,000,000 3.00 per cent. Fixed Rate Notes 2009 due 18 September 2012 issued on 18 June 2009 and the U.S.$150,000,000 3.00 per cent. Fixed Rate Notes 2009 due 18 September 2012 issued on 15 July 2009
3	Specified Currency or Currencies:		U.S. Dollars ("**U.S.$**")
4	Aggregate Nominal Amount:		
	(i)	Series:	U.S.$1,000,000,000
	(ii)	Tranche:	U.S.$250,000,000
5	Issue Price:		101.908 per cent. of the Aggregate Nominal Amount plus 55 days' accrued interest from and including 18 June 2009 to but excluding 13 August 2009
6	(i)	Specified Denomination:	U.S.$1,000 and integral multiples thereof
	(ii)	Calculation Amount:	U.S.$1,000

7	(i)	Issue Date:	13 August 2009
	(ii)	Interest Commencement Date (if different from the Issue Date):	18 June 2009
8	Maturity Date:		18 September 2012
9	*Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)*		No
10	Interest Basis:		3.00 per cent. Fixed Rate (further particulars specified below)
11	Redemption/Payment Basis:		Redemption at par
12	Change of Interest or Redemption/ Payment Basis:		Not Applicable
13	Put/Call Options:		Not Applicable
14	(i)	Status of the Notes:	Senior
	(ii)	Date approval for issuance of Notes obtained:	Not Applicable
15	Method of distribution:		Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**		Applicable
	(i)	Rate of Interest:	3.00 per cent. per annum payable annually in arrear
	(ii)	Interest Payment Date(s):	18 September in each year For the avoidance of doubt, there shall be a short first coupon in respect of the first Interest Period (the "**Short First Coupon**")
	(iii)	Fixed Coupon Amount:	U.S.$30.00 per Calculation Amount save in respect of the Short First Coupon
	(iv)	Broken Amount:	U.S.$7.50 per Calculation Amount in respect of the Short First Coupon
	(v)	Day Count Fraction (Condition 1(*a*)):	30E/360 following, unadjusted
	(vi)	Determination Date(s) (Condition 1(*a*)):	Not Applicable
	(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
17	**Floating Rate Note Provisions**		Not Applicable
18	**Zero Coupon Note Provisions**		Not Applicable
19	**Index Linked Interest Note Provisions**		Not Applicable

20	**Equity Linked Interest Note Provisions**	Not Applicable
21	**Dual Currency Note Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**	Not Applicable
23	**Put Option**	Not Applicable
24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of each Note**	U.S.$1,000 per Calculation Amount
25	**Final Redemption Amount (Equity Linked Redemption Notes) of each Note**	Not Applicable
26	**Final Redemption Amount (Index Linked Redemption Notes) of each Note**	Not Applicable
27	**Early Redemption Amount**	
	(i) Early Redemption Amount(s) payable per Calculation Amount and/or the method of calculating the same (if required or if *different from that set out in the* Conditions) on redemption (a) on the occurrence of an event of default (Condition 13) or (b) for illegality (Condition 7(*j*)) or (c) for taxation reasons (Condition 7(*c*)), or (d) in the case of Equity Linked Redemption Notes, following certain corporate events in accordance with Condition 7(*g*) or (e) in the case of Index Linked Redemption Notes, following an Index Modification, Index Cancellation or Index Disruption Event (Condition 7(*h*)) or (f) in the case of Equity Linked Redemption Notes or Index Linked Redemption Notes, following an Additional Disruption Event (if applicable) (Condition 7(*i*)):	As set out in the Conditions
	(ii) Redemption for taxation reasons permitted on days other than	Yes

		Interest Payment Dates (Condition 7(*c*)):	
	(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(*f*)):	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**	Bearer Notes Temporary Global Note exchangeable for a permanent Global Note exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note
	New Global Notes:	No
29	Financial Centre(s) (Condition 10(*h*)) or other special provisions relating to payment dates:	London and New York
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes: Amount of each instalment, date on which each payment is to be made:	Not Applicable
33	Redenomination, renominalisation and reconventioning provisions	Not Applicable
34	Consolidation provisions:	Not Applicable
35	Other terms or special conditions:	Not Applicable

DISTRIBUTION

36	(i)	If syndicated, names and addresses of Managers:	The Toronto-Dominion Bank Triton Court 14/18 Finsbury Square London EC2A 1DB United Kingdom Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International) Croeselaan 18

		3521 CB Utrecht The Netherlands Citigroup Global Markets Limited Citigroup Centre Canada Square Canary Wharf London E14 5LB, United Kingdom
	(ii) Stabilising Manager(s) (if any):	The Toronto-Dominion Bank
	(iii) Managers' Commission:	1.50 per cent. selling commission 0.125 per cent. combined management and underwriting commission
37	If non-syndicated, name and address of Dealer:	Not Applicable
38	Applicable TEFRA exemption:	D Rules
39	Additional selling restrictions:	U.S. Selling Restrictions: Regulation S, Category 2 Notes shall not be distributed under Rule 144A
40	Subscription period:	Not Applicable

GENERAL

41	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a):	Not Applicable
42	The aggregate principal amount of Notes issued has been translated into Euro at the rate of 0.696429, producing a sum of (for Notes not denominated in Euro):	Euro 174,107,250
43	In the case of Notes listed on Euronext Amsterdam.:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 110,000,000,000 Global Medium Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By:

Duly authorised

PART B – OTHER INFORMATION

1 Listing

(i)	Listing:	Luxembourg Stock Exchange
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on the Luxembourg Stock Exchange's regulated market with effect from 13 August 2009. The Notes are to be consolidated and form a single series with the U.S.$600,000,000 3.00 per cent. Fixed Rate Notes 2009 due 18 September 2012 issued on 18 June 2009 and the U.S.$150,000,000 3.00 per cent. Fixed Rate Notes 2009 due 18 September 2012 issued on 15 July 2009 which are listed and admitted to trading on the Luxembourg Stock Exchange.
(iii)	Estimate of total expenses related to admission to trading:	EUR 400

2 Ratings

Rating: The Notes to be issued have been rated:

S&P:	AAA
Moody's:	Aaa
Fitch Ratings Ltd:	AA+

As defined by Standard & Poor's an AAA rating means that the Notes have the highest rating assigned by Standard & Poor's and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong. As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events.

3 Notification

The Netherlands Authority for the Financial Markets (*Autoriteit Financiële Markten*) has provided each of the *Commission bancaire, financière et des assurances (CBFA)* in Belgium, *Epitroph Kefalaiagoras* in Greece, *Comisión Nacional del Mercado de Valores (CNMV)* in Spain, *Autorité des marchés financiers* (AMF) in France, Irish Financial Regulatory Authority in Ireland, *Comissione Nazionale per le Società e la Borsa (CONSOB)* in Italy, *Kredittilsynet* in Norway, Financial Market Authority (FMA) in Austria, *Rahoitustarkastus* in Finland, *Finansinspektionen* in Sweden, Financial Services Authority (FSA) in United Kingdom, *Commission de surveillance du secteur financier* in Luxembourg, the *Bundesanstalt für Finanzdienstleistungsaufsicht* (*BaFin*) in Germany, *Comisia Nationala a Valorilor Mobiliare* in Romania, *Finanstilsynet* in Denmark and *Çomissão do Mercado de valores Mobiliários* in Portugal with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus

Directive.

Notwithstanding the foregoing, no offer of Notes to the public may be made in any Relevant Member State, which requires the Issuer to undertake any action in addition to the filing of the Final Terms with the Netherlands Authority for the Financial Markets unless and until the Issuer advises such action has been taken.

4 Interests of natural and legal persons involved in the issue

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 Reasons for the offer, estimated net proceeds and total expenses

(i)	Reasons for the offer:	The net proceeds will be used by the Issuer in connection with its banking business.
(ii)	Estimated net proceeds	U.S.$251,853,333.33
(iii)	Estimated total expenses:	U.S.$4,062,500 (consisting of the combined management and underwriting commission and selling commission)

6 Yield

Indication of yield:	2.355% per annum The yield is calculated at the Issue Date on the basis of the Issue Price. It is NOT an indication of future yield.

7 Operational information

(i)	Intended to be held in a manner which would allow Eurosystem eligibility:	No.
(ii)	ISIN Code:	XS0433292512
(iii)	Common Code:	043329251
(iv)	German WKN-code:	A1AHTW
(v)	Private Placement number	Not Applicable
(vi)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
(vii)	Delivery:	Delivery against payment
(viii)	Names and addresses of additional Paying/ Delivery Agent(s) (if any):	Not Applicable
(ix)	Names (and addresses) of Calculation Agent(s) (if different from Deutsche Bank AG, London Branch):	Not Applicable

8 General

(i)	Time period during which the offer is open:	30 days from 11 August 2009, provided that the offer period: (i) in Austria will not commence until the filing required by the competent authority

A11070654/0.5/10 Aug 2009

		of Austria has been duly made; and (ii) in Germany will not commence until the Final Terms have been published in accordance with Article 14 of the Prospectus Directive.
(ii)	Description of the application process:	Not Applicable
(iii)	Description of possibility to reduce subscriptions:	Not Applicable
(iv)	Manner for refunding excess amount paid by applicants:	Not Applicable
(v)	Minimum and/or maximum amount of application:	Not Applicable
(vi)	Method and time limit for paying up the securities and for delivery of the securities:	Investors will be notified of their allocations of Notes and the settlement arrangements in respect thereof. The Notes will be issued on the Issue Date against payment to the issuer of the net subscription moneys.
(vii)	Manner and date in which results of the offer are to be made public:	Not Applicable
(viii)	Procedure for exercise of any right of pre-emption, the negotiability of subscription rights and the treatment of subscription rights not exercised:	Not Applicable

FINAL TERMS **Rabobank**

Date: 12 August 2009

RABOBANK STRUCTURED PRODUCTS

Issue of USD 23,646,599 Index Linked Redemption Notes due 2010 linked to a Basket of Commodity Indices (the Notes)
pursuant to the EUR 8,000,000,000 Structured Medium Term Note Programme

THE ISSUER HAS MADE NO INVESTIGATION INTO THE TREATMENT OF THE NOTES BY THE TAX AUTHORITIES OF ANY COUNTRY, INCLUDING THE UNITED STATES OF AMERICA. INVESTORS ARE STRONGLY ADVISED TO TAKE THEIR OWN TAX ADVICE.

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular dated 22 December 2008 which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the **Prospectus Directive**). This document constitutes the Final Terms of the Notes described herein and must be read in conjunction with the Offering Circular. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Offering Circular is available for viewing during normal business hours and may be obtained at Rabobank International, Croeselaan 18, 3521 CB Utrecht, The Netherlands and www.rabobank.nl.

These Final Terms do not constitute an offer to sell or the solicitation of an offer to buy any Notes other than the Notes to which they relate or an offer to sell or the solicitation of an offer to buy Notes by any person in any circumstances in which such offer or solicitation is unlawful.

The distribution of these Final Terms and the offering, sale and delivery of the Notes in certain jurisdictions may be restricted by law. Persons into whose possession these Final Terms come are required by the Issuer to inform themselves about and to observe any such restrictions. For a further description of certain restrictions on the offering and sale of the Series, see 'Subscription and Sale' in the Offering Circular as supplemented or amended by these Final Terms.

The information contained in these Final Terms does not constitute an investment recommendation.

The purchase of Notes may involve substantial risks and is suitable only for investors who have the knowledge and experience in financial and business matters necessary to enable them to evaluate the risks and the merits of an investment in the Notes. Before making an investment decision, prospective purchasers of Notes should consider carefully, in the light of their own financial circumstances and investment objectives, all the information set forth in these Final Terms and the Offering Circular, as supplemented from time to time.

1.	Issuer:	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Structured Products)
2.	(a) Series Number:	3506
	(b) Tranche Number:	1
3.	Specified Currency or Currencies:	U.S. Dollars (USD)

4.	Aggregate nominal amount:		
	(a)	Series:	USD 23,646,599
	(b)	Tranche:	USD 23,646,599
5.	Issue Price of Tranche:		100 per cent.
6.	(a)	Specified Denominations:	USD 23,646,599
	(b)	Calculation Amount:	USD 23,646,599
7.	(a)	Issue Date:	14 August 2009
	(b)	Interest Commencement Date:	Not Applicable
8.	Maturity Date or Redemption Month:		12 August 2010, provided that if the Valuation Date is adjusted in accordance with item 31(f) below, for the purpose of payment, the Maturity Date will be postponed to such date that the Determination Agent reasonably determines in its sole and absolute discretion (providing such date is at least two (2) Business Days following the adjusted Valuation Date). For the avoidance of doubt, the Maturity Date, including a postponed Maturity Date, will be subject to adjustment for the purpose of payment in accordance with Condition 11(f).
9.	Interest Basis:		Non-interest bearing
10.	(a)	Redemption/Payment Basis:	Index Linked Redemption
	(b)	Protection Amount:	Not Applicable
11.	Change of Interest Basis or Redemption/Payment Basis:		Not Applicable
12.	Investor Put / Issuer Call / Obligatory Redemption:		Not Applicable
13.	(a)	Status of the Notes:	Senior and unsecured
	(b)	Domestic Note: *(if Domestic Note, there will be no gross-up for withholding tax)*	No
	(c)	Date of approval for issuance of Notes:	Not Applicable
14.	Method of distribution:		Non-Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE Rabobank

FIXED RATE NOTE PROVISIONS

15.	Fixed Rate Note Provisions:	Not Applicable

FLOATING RATE NOTE PROVISIONS

16.	Floating Rate Note Provisions:	Not Applicable

ZERO COUPON NOTE PROVISIONS

17.	Zero Coupon Note Provisions:	Not Applicable

CURRENCY LINKED INTEREST NOTE PROVISIONS

18.	Currency Linked Interest Note Provisions:	Not Applicable

COMMODITY LINKED INTEREST NOTE PROVISIONS

19.	Commodity Linked Interest Note Provisions:	Not Applicable

INDEX LINKED INTEREST NOTE PROVISIONS

20.	Index Linked Interest Note Provisions:	Not Applicable

EQUITY LINKED INTEREST NOTE PROVISIONS

21.	Equity Linked Interest Note Provisions:	Not Applicable

CREDIT LINKED INTEREST NOTE PROVISIONS

22.	Credit Linked Interest Note Provisions:	Not Applicable

FUND LINKED INTEREST NOTE PROVISIONS

23.	Fund Linked Interest Note Provisions:	Not Applicable

DUAL CURRENCY INTEREST NOTE PROVISIONS

24.	Dual Currency Interest Note Provisions:	Not Applicable

PROVISIONS RELATING TO OPTIONAL REDEMPTION AND FINAL REDEMPTION AMOUNT

25.	Issuer Call: (Condition 5(c))	Not Applicable

26.	Investor Put: *(Condition 5(d))*	Not Applicable
27.	Obligatory Redemption: (Condition 5(f))	Not Applicable
28.	Final Redemption Amount of each Note and method, if any, of calculation of such amount(s):	See item 31 below

CURRENCY LINKED REDEMPTION NOTE PROVISIONS

29.	Currency Linked Redemption Notes:	Not Applicable

COMMODITY LINKED REDEMPTION NOTE PROVISIONS

30.	Commodity Linked Redemption Notes:	Not Applicable

INDEX LINKED REDEMPTION NOTE PROVISIONS

31.	Index Linked Redemption Notes:		Applicable
	(a)	Whether the Notes relate to a basket of indices or a single index and the identity of the relevant Index/Indices and whether such Index/Indices is/are a Multi-Exchange Index:	Basket of Indices Index or Indices: each Index specified as a commodity index (each a **Commodity Index**) set out in Annex 1 hereto. Multi-Exchange Index: Not Applicable
	(b)	Name of Index Sponsor(s):	In relation to each Commodity Index, Morgan Stanley & Co. International plc.
	(c)	Relevant provisions for determining the Final Redemption Amount:	The Final Redemption Amount shall be an amount per Calculation Amount, payable on the Maturity Date in USD, as determined by the Determination Agent in accordance with the following formula: Calculation Amount + {Calculation Amount * Fee} + Supplemental Redemption Amount, subject to a minimum of zero Where: **Fee** means 0.15 per cent. per annum, accrued on a daily basis from (and including) 31 July 2009 to (but excluding) 29 July 2010. **Supplemental Redemption Amount** shall be an amount per Calculation Amount determined by the Determination Agent in accordance with the following formula:

$$\sum_{i=1}^{6} W_i * \text{Calculation Amount} * \left(\frac{\textit{Final Level}_i - \textit{Initial Level}_i}{\textit{Initial Level}_i} \right)$$

Where:

Final Leveli means such value in respect of each Commodity Index calculated by the Determination Agent on the Valuation Date in accordance with the Commodity Index Methodology set out in Annex 1 hereto.

Initial Leveli means such value in respect of each Commodity Index set out in Annex 1 hereto.

Determination Agent means Morgan Stanley & Co. International plc; and

W means the Multiplier of each Commodity Index set out in Annex 1 hereto.

For the avoidance of doubt, if the Supplemental Redemption Amount is negative, it shall be subtracted from the Calculation Amount.

(d)	Observation Period(s):	Not Applicable
(e)	Observation Date(s):	Not Applicable
(f)	Valuation Date(s):	*29 July 2010, subject to adjustment in accordance with the* Following Commodity Business Day Convention and subject to adjustment in accordance with the relevant Commodity Disruption Fallback following the occurrence of a Commodity Market Disruption Event. Where: **Following Commodity Business Day Convention** means, if the Valuation Date would fall on a day that is not an S&P GSCI Business Day, the Valuation Date will be adjusted to the first following day that is an S&P GCSI Business Day. **S&P GSCI Business Day** is as defined in Annex 1 hereto.
(g)	Valuation Time:	Not Applicable
(h)	Disrupted Day:	Not Applicable
(i)	Multiplier for each Index comprising the basket:	Applicable The Multiplier of each Commodity Index set out in Annex 1 hereto.

(j)	Additional Disruption Events:	Applicable Increased Cost of Hedging Hedging Disruption Change in Law
(k)	Trade Date:	30 June 2009
(l)	Exchange(s):	Not Applicable
(m)	Related Exchange(s):	Not Applicable
(n)	Other terms or special conditions:	If the Determination Agent determines, in its sole and absolute discretion, that a Commodity Market Disruption Event (as defined below) has occurred with respect to the Underlying Commodities Reference Price (as defined in Annex 1) of an Index Component (such Index Component an **Affected Index Component**) on the Valuation Date, the Commodity Disruption Fallback provisions of Postponement and Determination Agent Determination (as defined below) (each a **Commodity Disruption Fallback**) specified below shall apply:

Where:

Commodity Market Disruption Event means any of the following:

1) **Price Source Disruption**, which means (i) the failure of a Price Source to announce or publish the Underlying Commodities Reference Price (as defined in Annex 1) (or other information necessary for the Determination Agent to determine the Underlying Commodities Reference Price) for the relevant Index Component or (ii) the temporary or permanent discontinuance or unavailability of the Price Source.

2) **Trading Disruption**, which means, as determined by the Determination Agent in its sole and absolute discretion, the material suspension of, or the material limitation imposed on, trading in the underlying futures contracts of an Index Component or an Index Component on the relevant Trading Facility.

3) **Disappearance of Underlying Commodities Reference Price**, which means (i) the permanent discontinuation of trading in the relevant underlying futures contract(s) of an Index Component on the relevant Trading Facility or (ii) the disappearance of, or of trading in, the relevant Index Component or (iii) the disappearance or permanent discontinuance or unavailability of an Underlying Commodities Reference Price, notwithstanding the availability of the related Price Source or the status of trading in the relevant underlying futures contract or the relevant Index Component.

Rabobank

4) **Material Change in** [illegible] means, the occurrence since the Trade Date of a material change in the formula for or method of calculating the relevant Underlying Commodities Reference Price.

5) **Material Change in Content**, which means, the occurrence since the Trade Date of a material change in the content, composition or constitution of an Index Component or an Index Component's underlying futures contracts.

6) **Tax Disruption**, which means, the imposition of, change in or removal of an excise, severance, sales, use, value-added, transfer, stamp, documentary, recording or similar tax on, or measured by reference to, the relevant Index Component (other than a tax on, or measured by reference to, overall gross or net income) by any government or taxation authority after the Trade Date, if the direct effect of such imposition, change or removal is to raise or lower the official settlement price referred to in the definition of Underlying Commodities Reference Price on the day that would otherwise be the Valuation Date from what it would have been without that imposition, change or removal.

Where:

Price Source means, in respect of an Index Component, the publication (or other such origin of reference, including a Trading Facility (as defined in Annex 1) containing or reporting the Underlying Commodities Reference Price.

Index Component Business Day shall mean:

(a) where the Underlying Commodities Reference Price is announced or published by a Trading Facility, any day that is (or, but for the occurrence of a Commodity Market Disruption Event, would have been) a day on which that Trading Facility is open for trading during its regular trading sessions and notwithstanding that Trading Facility closing prior to its scheduled closing time; or

(b) in any other case, a day in respect of which the relevant price source published (or, but for the occurrence of a Commodity Market Disruption Event, would have published), a price.

For the avoidance of doubt, the Market Disruption Event provisions of Condition 7 shall not apply.

Where **Commodity Disruption Fallback** shall mean:

1) Firstly, **Postponement**, meaning, the Valuation Date in respect of all or the (as the case may be) underlying futures contract(s) of an Affected Index Component only will be deemed to be the first succeeding Index Component Business Day on which the Commodity Market Disruption Event ceases to exist, and

2) Secondly, **Determination Agent Determination**, meaning, if a Commodity Market Disruption Event relating to one or more futures contracts in respect of an Index Component occurs for five (5) consecutive Index Component Business Days, such fifth Index Component Business Day shall be deemed to be the Valuation Date and the Determination Agent shall determine the relevant Underlying Commodities Reference Price in its sole and absolute discretion, taking into consideration the latest available quotation for the Underlying Commodities Reference Price and any other information that in good faith it deems relevant.

For the avoidance of doubt, with respect to a Commodity Index which relates to more than one Index Component, the settlement values of the underlying futures contracts in respect of such Index Components which are not Affected Index Components, the Valuation Date of such Index Components shall not be subject to the above Commodity Disruption Fall back provisions.

If the Determination Agent determines, in its sole and absolute discretion, that a Disappearance of Underlying Commodities Reference Price (as defined above) has occurred at any time with respect to the underlying futures contract of an Index Component the following *Commodity Disruption Fallback* (a **Commodity Disruption Fallback**) shall apply:

Redemption, meaning for the purposes of the application of this Commodity Disruption Fallback only, the Issuer may, in its sole and absolute discretion, determine that all but not some of the Notes shall be redeemed with not less than five (5) Business Days' notice and in accordance with Condition 19 at the Early Redemption Amount, providing that if the Issuer determines that the Notes shall not be so redeemed, the Determination Agent may make such adjustments to the Notes (if any) as it, in its sole and absolute discretion, deems appropriate.

For the avoidance of doubt, Redemption shall only apply in respect of a Disappearance of Underlying Commodities Reference Price in relation to the underlying futures contract of an Index Component and shall not apply to any other Commodity Market Disruption Event.

Condition 7(b)(ii) shall be deemed deleted and replaced with the following:

"If in respect of a Related S&P GSCI Index on or prior to the Maturity Date or the date on which the Notes are redeemed early in accordance with the Terms and Conditions of the Notes, the Determination Agent determines in its sole and absolute discretion that:

(A) the Index Sponsor has made any changes to the Index Methodology, the Determination Agent may apply such updated Index Methodology in accordance with Annex 1 to determine the Final Levels of the Commodity Indices;

(B) the Index Sponsor has failed to calculate and announce the Related S&P GSCI Index for three (3) consecutive S&P GSCI Business Days and the Determination Agent determines that there is no acceptable successor sponsor or Successor Index, the Determination Agent may make any adjustments to the Notes that it deems appropriate in its sole and absolute discretion; or

(C) the Index Sponsor has permanently ceased to calculate and announce the Related S&P GSCI Index and the Determination Agent determines that there is no acceptable successor sponsor or Successor Index, the Determination Agent shall notify the Issuer of the same and the Issuer shall give notice to the Noteholders in accordance with Condition 19 and redeem all, but not some only, of the Notes at their Early Redemption Amount or require the Determination Agent to make any adjustment to the Notes that the Determination Agent deems appropriate in its sole and absolute discretion."

For the purposes of Condition 7(b), **Index Sponsor** shall mean S&P (as defined in Annex 1)

Related S&P GSCI Index means each index specified as a Related S&P GSCI Index as set out in Annex 1

EQUITY LINKED REDEMPTION NOTE PROVISIONS

32.	Equity Linked Redemption Notes:	Not Applicable

CREDIT LINKED REDEMPTION NOTE PROVISIONS

33.	Credit Linked Redemption Notes:	Not Applicable

FUND LINKED REDEMPTION NOTE PROVISIONS

34.	Fund Linked Redemption Notes:	Not Applicable

DUAL CURRENCY REDEMPTION NOTE PROVISIONS

35.	Dual Currency Redemption Notes:	Not Applicable

GENERAL PROVISIONS RELATING TO REDEMPTION

36.	Partly Paid Notes:	Not Applicable
37.	Instalment Notes:	Not Applicable
38.	Early Redemption Amount:	As defined in the Conditions
39.	Adjustment for Early Redemption Unwind Costs:	Applicable Standard Early Redemption Unwind Costs

GENERAL PROVISIONS APPLICABLE TO THE NOTES

40.	Form of Notes:	Bearer Notes Temporary Global Note exchangeable for a Permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances set out in the Permanent Global Note
41.	Additional Financial Centre(s) or other special provisions relating to Payment Days in Condition 11(f):	Not Applicable
42.	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
43.	Other final terms:	Not Applicable
44.	Further Issues provision:	Condition 18 applies

DISTRIBUTION

45.	(a)	If syndicated, names and addresses of Dealers and underwriting commitments:	Not Applicable
	(b)	Date of Subscription Agreement:	Not Applicable
	(c)	Stabilising Manager(s):	Not Applicable
	(d)	If non-syndicated, name and address of relevant Dealer:	Morgan Stanley & Co. International plc 25 Cabot Square London E14 4QA United Kingdom
	(e)	Total commission and concession:	Not Applicable
	(f)	U.S. Selling Restrictions:	Reg. S Compliance Category; TEFRA D
46.	Additional selling restrictions:		Not Applicable
47.	Additional United States Tax Considerations:		Not Applicable

PURPOSE OF FINAL TERMS

These Final Terms comprise the final terms required for issue of the Notes described herein pursuant to the Structured Medium Term Note Programme of Rabobank Structured Products.

Rabobank

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By: ____________________

Duly authorised

PART B – OTHER INFORMATION

1. LISTING AND ADMISSION TO TRADING

(i)	Listing and Admission to trading	Not Applicable

2. OPERATIONAL INFORMATION

(a)	ISIN:	XS0445389629
(b)	Common Code:	044538962
(c)	The Depository Trust Company:	Not Applicable
(d)	Any clearing system(s) other than DTC, Euroclear Bank S.A./N.V. and Clearstream Banking société anonyme and the relevant identification	Not Applicable
(e)	Delivery:	*Delivery against payment*
(f)	Names (and addresses) of additional (Paying/Delivery) Agent(s) (if any):	Not Applicable
(g)	Names (and addresses) of Calculation Agent(s) (if different from Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International)):	Not Applicable

Rabobank

ANNEX 1

Table of Commodity Index information:

I =

	Short Code	Weight (Wi)	Initial Underlying
1) Modified Pre-Roll S&P Goldman Sachs Total Return Petroleum Index	MOTC3029 Index	35.237069%	2221.311399
2) Modified Pre-Roll S&P Goldman Sachs Total Return Energy Index	MOTC3053 Index	35.237069%	2146.339505
3) Modified Pre-Roll S&P Goldman Sachs Total Return Sugar Index	MOTC3018 Index	4.319623%	172.713920
4) Modified Pre-Roll S&P Goldman Sachs Total Return Copper Index	MOTC3023 Index	10.687783%	3562.371427
5) Modified Pre-Roll S&P Goldman Sachs Total Return Soybeans Index	MOTC3017 Index	9.898990%	2890.865402
6) Modified Pre-Roll S&P Goldman Sachs Total Return Live Cattle Index	MOTC3005 Index	4.619466%	3597.018295

Commodity Index Methodology:

The Determination Agent shall calculate the Final Level of each Commodity Index by i) determining the Underlying Commodities Reference Price(s) in respect of each Commodity Index and ii) applying the S&P GSCI Index Methodology, as modified by the Amendment, to such Underlying Commodities Reference Price(s).

Where:

Amendment means in relation to the application of the S&P GSCI Index Methodology to the Underlying Commodities Reference Price by the Determination Agent, the definition of Roll Period as defined in the S&P GSCI Index Methodology shall be deemed deleted and replaced with the following:

Roll Period in respect of any futures contract in respect of an Index Component shall be:

(a) For the months from (and including) February to (and including) December, the period of four S&P GSCI Business Days beginning on the first S&P GSCI Business Day of each calendar month and ending on the fourth S&P GSCI Business Day of such month, provided that the Roll Period with respect to any futures contract (or futures contracts during Roll Period) underlying a Commodity Index will be adjusted in accordance with Section VI.2(d) of the S&P GSCI Index Methodology if any of the circumstances identified in such Section exist on any such S&P GSCI Business Day.

(b) For the month of January, the period of five S&P GSCI Business Days beginning on the fifth S&P GSCI Business Day of each calendar month and ending on the ninth S&P GSCI Business Day of such month, provided that the Roll Period with respect to any futures contract underlying a Commodity Index will be adjusted in accordance with Section VI.2(d) of the S&P GSCI Index Methodology if any of the circumstances identified in such Section exist on any such S&P GSCI Business Day."

First Nearby Contract Expirations has the meaning assigned to such term in the S&P GSCI Index Methodology.

Index Component means the relevant commodity(ies) specified as 'Commodity (Contract)' in Table 1 of Appendix A of the S&P GSCI Index Methodology which are used by S&P to calculate the Related S&P GSCI Indices and used by the Determination Agent to calculate the Final Level of the Commodity Indices.

S&P means Standard and Poor's, a division of McGraw Hill Companies, Inc.

S&P GSCI Index Methodology means the S&P GSCI™ Index Methodology dated January 2008 published by S&P at the following website:

http://www2.standardandpoors.com/spf/pdf/index/SP_GSCI_Index_Methodology_Web.pdf

or any updated index methodology published by S&P, in respect of the Related S&P GSCI Indices.

S&P GSCI Business Days has the meaning assigned to such term in the S&P GSCI Index Methodology.

Trading Facility has the meaning assigned to such term in the S&P GSCI Index Methodology and, in respect of each Index Component, as specified in Table 1 of Appendix A of the S&P GSCI Index Methodology.

Underlying Commodities Reference Price means the official settlement price published by the relevant Trading Facility on the Valuation Date of the First Nearby Contract Expirations or Roll Contract Expirations (as the case may be) in respect of the Index Component(s) included in the composition of each Commodity Index, as specified in the table above, provided that in the event that a Commodity Market Disruption Event occurs on the Valuation Date, the Underlying Commodities Reference Prices shall be determined in accordance with the relevant Commodity Disruption Fallback provisions set out in item 31(n).

Roll Contract Expirations has the meaning assigned to such term in the S&P GSCI Index Methodology.

For the avoidance of doubt: i) for the purposes of the application of the S&P GSCI Index Methodology to the Underlying Commodities Reference Price by the Determination Agent, the term S&P GSCI shall be deemed to mean Commodity Index and ii) Section VI.2(b) of the S&P GSCI Index Methodology shall not apply, such provision being replaced with the Commodity Market Disruption Event provisions and the Commodity Disruption Fallback provisions.

Final Terms

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

Euro 110,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 2011A

TRANCHE NO: 4

TRY 100,000,000 11.00 per cent. Fixed Rate Notes 2009 due 22 May 2012 (the "Notes")

(to be consolidated and form a single series with the TRY 50,000,000 11.00 per cent. Fixed Rate Notes 2009 due 22 May 2012 issued on 22 May 2009, the TRY 25,000,000 11.00 per cent. Fixed Rate Notes 2009 due 22 May 2012 issued on 22 June 2009 and the TRY 50,000,000 11.00 per cent. Fixed Rate Notes 2009 due 22 May 2012 issued on 22 July 2009)

Issue Price: 100.625 per cent. in respect of TRY 50,000,000 Aggregate Nominal Amount of the Notes (plus 84 days accrued interest from and including 22 May 2009 to, but excluding, the Issue Date); and 101.405 per cent. in respect of TRY 50,000,000 Aggregate Nominal Amount of the Notes (plus 84 days accrued interest from and including 22 May 2009 to, but excluding, the Issue Date).

RBC Capital Markets

The date of these Final Terms is 12 August 2009

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular (the 'Offering Circular') dated May 8, 2009 which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the 'Prospectus Directive'). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular. Each Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg, Amsterdam and Paris and www.bourse.lu.

Each potential investor in the Notes must determine the suitability of that investment in light of its own circumstances. A potential investor should not invest in Notes which are complex financial instruments unless it has the expertise (either alone or with a financial adviser) to evaluate how the Notes will perform under changing conditions, the resulting effects on the value of the notes and the impact this investment will have on the potential investor's overall investment portfolio.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	2011A
	(ii)	Tranche Number:	4
3	Specified Currency or Currencies:		New Turkish Lira ("**TRY**")
4	Aggregate Nominal Amount:		
	(i)	Series:	TRY 225,000,000
	(ii)	Tranche:	TRY 100,000,000
			(the Notes will be consolidated and form a single series with the TRY 50,000,000 11.00 per cent. Fixed Rate Notes 2009 due 22 May 2012 issued on 22 May 2009, the TRY 25,000,000 11.00 per cent. Fixed Rate Notes 2009 due 22 May 2012 issued on 22 June 2009 upon the Issue Date and the TRY 50,000,000 11.00 per cent. Notes issued on 22 July 2009)
5	Issue Price:		100.625 per cent. in respect of TRY 50,000,000 of the Aggregate Nominal Amount (plus 84 days accrued interest from and including 22 May 2009 to, but excluding, the Issue Date) and 101.405 per cent. in respect of TRY 50,000,000 of the Aggregate Nominal

			Amount (plus 84 days accrued interest from and including 22 May 2009 to, but excluding, the Issue Date).
6	(i)	Specified Denominations:	TRY 1,000
	(ii)	Calculation Amount:	TRY 1,000
7	(i)	Issue Date:	14 August 2009
	(ii)	Interest Commencement Date (if different from the Issue Date):	22 May 2009
8	Maturity Date:		22 May 2012
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)		No
10	*Interest Basis:*		11.00 *per cent.* Fixed Rate
11	Redemption/Payment Basis:		Redemption at par
12	Change of Interest or Redemption/ Payment Basis:		Not Applicable
13	Put/Call Options:		Not Applicable
14	(i)	Status of the Notes:	Senior
	(ii)	Date approval for issuance of Notes obtained:	Not Applicable
15	Method of distribution:		Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**		Applicable
	(i)	Rate of Interest:	11.00 per cent. per annum payable annually in arrear
	(ii)	Interest Payment Date(s):	22 May in each year
	(iii)	Fixed Coupon Amount:	TRY 110 per Calculation Amount
	(iv)	Broken Amount:	Not Applicable

(v)	Day Count Fraction (Condition 1(*a*)):	Actual/Actual ICMA (unadjusted)
(vi)	Determination Date(s) (Condition 1(*a*)):	Not Applicable
(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
17	**Floating Rate Note Provisions**	Not Applicable
18	**Zero Coupon Note Provisions**	Not Applicable
19	**Index Linked Interest Note Provisions**	Not Applicable
20	**Equity Linked Interest Note Provisions**	Not Applicable
21	**Dual Currency Note Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	***Call Option***	Not Applicable
23	**Put Option**	Not Applicable
24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of each Note**	TRY 1,000 per Calculation Amount
25	**Final Redemption Amount (Equity Linked Redemption Notes) of each Note**	Not Applicable
26	**Final Redemption Amount (Index Linked Redemption Notes) of each Note**	Not Applicable
27	**Early Redemption Amount**	
(i)	Early Redemption Amount(s) payable per Calculation Amount and/or the method of calculating the same (if required or if different from that set out in the Conditions) on redemption (a) on the occurrence of an event of default (Condition 13) or (b) for illegality (Condition 7(*j*)) or (c) for taxation reasons (Condition 7(*c*)), or (d) in the	As set out in the Conditions

Rabobank

		case of Equity Linked Redemption Notes, *following certain corporate* events in accordance with Condition 7(*g*) or (e) in the case of Index Linked Redemption Notes, following an Index Modification, Index Cancellation or Index Disruption Event (Condition 7(*h*)) or (f) in the case of Equity Linked Redemption Notes or Index Linked Redemption Notes, following an Additional Disruption Event (if applicable) (Condition 7(*i*)):	
	(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(*c*)):	Yes
	(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(*f*)):	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**	Bearer Notes Temporary Global Note exchangeable for a Permanent Global Note not less than 40 days after the Issue Date which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note.
	New Global Notes	*No*
29	Financial Centre(s) (Condition 10(*h*)) or other special provisions relating to payment dates:	Istanbul and London
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
31	Details relating to Partly Paid Notes: amount of each	Not Applicable

	payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	
32	Details relating to Instalment Notes: Amount of each instalment, date on which each payment is to be made:	Not Applicable
33	Redenomination, renominalisation and reconventioning provisions	Not Applicable
34	Consolidation provisions:	Not Applicable
35	Other terms or special conditions:	So long as Bearer Notes are represented by a temporary and/or permanent Global Note and the temporary and/or permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system

DISTRIBUTION

36	(i)	If syndicated, names and addresses of Managers:	Not Applicable
	(ii)	Stabilising Manager(s) (if any):	Not Applicable
	(iii)	Dealer's Commission:	1.1875 per cent. selling concession 0.1875 per cent. combined management and underwriting commission
37	If non-syndicated, name and address of Dealer:		Royal Bank of Canada Europe Limited 71 Queen Victoria Street London, EC4V 4DE United Kingdom
38	Applicable TEFRA exemption:		D Rules
39	Additional selling restrictions:		**<u>Turkey</u>** Each Manager has acknowledged that the Notes have

not been, and will not be, registered with the Turkish Capital Markets Board ("CMB") under the provisions of Law no. 2499 of the Republic of Turkey relating to capital markets (the "Capital Markets Law"). The Managers have represented and agreed that no disclosure document nor any other offering material related to the offering will be utilised in connection with any general offering to the public within the Republic of Turkey for the purpose of the sale of the Notes (or beneficial interests therein) without the prior approval of the CMB.

In addition, the Managers have represented and agreed that they have not sold or caused to be sold and will not sell or cause to be sold outside Turkey the Notes (or beneficial interests therein) to residents of Turkey, unless such sale is authorised pursuant to Article 15(d)(ii) of Decree 32 (as amended from time to time) and the CMB regulations.

40	Subscription period:	Not Applicable

GENERAL

41	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a):	Not Applicable
42	The aggregate principal amount of Notes issued has been translated into Euro at the rate of 0.477551, producing a sum of (for Notes not denominated in Euro):	Euro 47,755,100
43	In the case of Notes listed on Euronext Amsterdam:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 110,000,000,000 Global Medium Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By:

Duly authorised

Rabobank

PART B – OTHER INFORMATION

1 Listing

(i)	Listing:	Luxembourg Stock Exchange
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on the Luxembourg Stock Exchange's Regulated Market with effect from 14 August 2009. The Notes are to be consolidated and form a single series with the TRY 50,000,000 11.00 per cent. Fixed Rate Notes 2009 due 22 May 2012 issued on 22 May 2009, the TRY 25,000,000 11.00 per cent. Fixed Rate Notes 2009 due 22 May 2012 issued on 22 June 2009 and the TRY 50,000,00 11.00 per cent. Notes due 22 May 2012 issued on 22 July 2009 which are listed and admitted to trading on the Luxembourg Stock Exchange.
(iii)	Estimate of total expenses related to admission to trading:	EUR 400

2 Ratings

Rating: The Notes to be issued have been rated:

S&P:	AAA
Moody's:	Aaa
Fitch Ratings Ltd:	AA+

As defined by Standard & Poor's an AAA rating means that the Notes have the highest rating assigned by Standard & Poor's and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong. As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events.

3 Notification

The Netherlands Authority for the Financial Markets (*Autoriteit Financiële Markten*) has provided each of the *Commission bancaire, financière et des assurances (CBFA)* in Belgium, *Epitroph Kefalaiagoras* in Greece, *Comisiòn Nacional del Mercado de Valores (CNMV)* in Spain, *Autorité des marchés financiers (AMF)* in France, Irish Financial Regulatory Authority in Ireland, *Commissione Nazionale per le Società e la Borsa (CONSOB)* in Italy, *Kredittilsynet* in Norway, Financial Market Authority (FMA) in Austria, *Rahoitustarkastus* in Finland, *Finansinspektionen* in Sweden, Financial Services Authority (FSA) in United Kingdom, *Commission de surveillance du secteur financier* in Luxembourg, the *Bundesanstalt für Finanzdienstleistungsaufsicht (BaFin)* in Germany, the *Comisia Nationala a Valorilor Mobiliare* in Romania, *Finanstilsynet* in Denmark and *Çomissão do Mercado de valores Mobiliários* in Portugal with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive.

Notwithstanding the foregoing, no offer of Notes to the public may be made in any Relevant Member State, which requires the Issuer to undertake any action in addition to the filing of the Final Terms with the Netherlands Authority for the Financial Markets unless and until the Issuer advises such action has been taken.

4 Interests of natural and legal persons involved in the issue

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 Reasons for the offer, estimated net proceeds and total expenses

(i)	Reasons for the offer:	Banking business
(ii)	Estimated net proceeds	TRY 102,171,506.84 (including 84 days accrued interest of TRY 2,531,506.84)
(iii)	Estimated total expenses:	TRY 1,375,000 (being the combined management and underwriting commission and selling concession)

6 Yield *(Fixed Rate Notes Only)*

Indication of yield:	10.685 per cent. per annum in respect of TRY 50,000,000 of the Aggregate Nominal Amount and 10.35 per cent. per annum in respect of TRY 50,000,000 of the Aggregate Nominal Amount The yield is calculated at the Issue Date on the basis of the Issue Price. It is NOT an indication of future yield.

7 Historic interest rates *(Floating Rate Notes only)*

Not Applicable

8 Performance of index/formula, explanation of effect on value of investment and associated risks and other information concerning the underlying *(Index-Linked Notes only)*

Not Applicable

9 Performance of rate[s] of exchange and explanation of effect on value of investment *(Dual Currency Notes only)*

Not Applicable

10 Performance of underlying, explanation of effect on value of investment and associated risks and information concerning the underlying *(Equity-Linked Notes only)*

Not Applicable

11 Operational information

(i)	Intended to be held in a manner which would allow Eurosystem eligibility:	No
(ii)	ISIN Code:	XS0429357782
(iii)	Common Code:	042935778
(iv)	German WKN-code:	Not Applicable
(v)	Private Placement number	Not Applicable
(vi)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
(vii)	Delivery:	Delivery against payment
(viii)	Names and addresses of additional Paying/ Delivery Agent(s) (if any):	Not Applicable
(ix)	Names (and addresses) of Calculation Agent(s) (if different from Deutsche Bank AG, London Branch):	Not Applicable

12 General Not Applicable

Final Terms

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK NEDERLAND)

(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK NEDERLAND) AUSTRALIA BRANCH

(Australian Business Number 70 003 917 655)

(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK NEDERLAND) SINGAPORE BRANCH

(Singapore Company Registration Number F03634W)

(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

Euro 110,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 2061A
TRANCHE NO: 2

AUD 100,000,000 6.625 per cent. Fixed Rate Notes 2009 due 6 August 2014 (the "Notes")

(to be consolidated and form a single series with the AUD 200,000,000 6.625 per cent. Fixed Rate Notes 2009 due 6 August 2014 issued on 6 August 2009)

Issue Price: 100.675 per cent. (plus 11 days' accrued interest from and including 6 August 2009 to but excluding 17 August 2009)

TD Securities

The date of these Final Terms is 13 August 2009

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular (the "**Offering Circular**") dated May 8, 2009 which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "**Prospectus Directive**"). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular. Each Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg, Amsterdam and Paris and www.bourse.lu.

Each potential investor in the Notes must determine the suitability of that investment in *light of its own circumstances.* A potential investor should not invest in Notes which are complex financial instruments unless it has the expertise (either alone or with a financial adviser) to evaluate how the Notes will perform under changing conditions, the resulting effects on the value of the notes and the impact this investment will have on the potential investor's overall investment portfolio.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch
2	(i)	Series Number:	2061A
	(ii)	Tranche Number:	2
		If fungible with an existing Series, details of that Series, including the date on which the Notes become fungible:	to be consolidated and form a single series with the AUD 200,000,000 6.625 per cent. Notes 2009 due 6 August 2014 issued on 6 August 2009.
3	Specified Currency or Currencies:		Australian Dollars ("**AUD**")
4	Aggregate Nominal Amount:		
	(i)	Series:	AUD 300,000,000
	(ii)	Tranche:	AUD 100,000,000
5	Issue Price:		100.675 per cent. of the Aggregate Nominal Amount plus 11 days' accrued interest from and including 6 August 2009 to but excluding 17 August 2009
6	(i)	Specified Denominations:	AUD 1,000 and integral multiples thereof
	(ii)	Calculation Amount:	AUD 1,000
7	(i)	Issue Date:	17 August 2009

	(ii)	Interest Commencement Date (if different from the Issue Date):	6 August 2009
8	Maturity Date:		6 August 2014
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)		No
10	Interest Basis:		6.625 per cent. Fixed Rate (Further particulars specified below)
11	Redemption/Payment Basis:		Redemption at par
12	Change of Interest or Redemption/Payment Basis:		Not Applicable
13	Put/Call Options:		Not Applicable
14	(i)	Status of the Notes:	Senior
	(ii)	Date approval for issuance of Notes obtained:	Not Applicable
15	Method of distribution:		Non-Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**		Applicable
	(i)	Rate of Interest:	6.625 per cent. per annum payable annually in arrear
	(ii)	Interest Payment Date(s):	6 August in each year commencing on 6 August 2010 and ending on the Maturity Date
	(iii)	Fixed Coupon Amount(s):	AUD 66.25 per Calculation Amount
	(iv)	Broken Amount:	Not Applicable
	(v)	Day Count Fraction (Condition 1(*a*)):	Actual/Actual-ICMA, following unadjusted
	(vi)	Determination Date(s) (Condition 1(*a*)):	Not Applicable
	(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
17	**Floating Rate Note Provisions**		Not Applicable
18	**Zero Coupon Note Provisions**		Not Applicable
19	**Index Linked Interest Note Provisions**		Not Applicable
20	**Equity Linked Interest Note Provisions**		Not Applicable

21	***Dual Currency Note Provisions***	Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**	Not Applicable
23	**Put Option**	Not Applicable
24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of *each Note***	AUD 1,000 per Calculation Amount
25	**Final Redemption Amount (Equity Linked Redemption Notes) of each Note**	Not Applicable
26	**Final Redemption Amount (Index Linked Redemption Notes) of each Note**	Not Applicable
27	**Early Redemption Amount**	
	(i) Early Redemption Amount(s) payable per Calculation Amount and/or the method of calculating the same (if required or if different from that set out in the Conditions) on redemption (a) on the occurrence of an event of default (Condition 13) or (b) for illegality (Condition 7(*j*)) or (c) for taxation reasons (Condition 7(*c*)), or (d) in the case of Equity Linked Redemption Notes, following certain corporate events in accordance with Condition 7(*g*) or (e) in the case of Index Linked Redemption Notes, following an Index Modification, Index Cancellation or Index Disruption Event (Condition 7(*h*)) or (f) in the case of Equity Linked Redemption Notes or Index Linked Redemption Notes, following an Additional Disruption Event (if applicable) (Condition 7(*i*)):	As set out in the Conditions
	(ii) Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(*c*)):	Yes
	(iii) Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(*f*)):	No

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**	Bearer Notes

	New Global Notes	No
		Temporary Global Note exchangeable for a Permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note
29	Financial Centre(s) (Condition 10(*h*)) or other special provisions relating to payment dates:	London and Sydney
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes: Amount of each instalment, date on which each payment is to be made:	Not Applicable
33	Redenomination, renominalisation and reconventioning provisions	Not Applicable
34	Consolidation provisions:	Not Applicable
35	Other terms or special conditions:	So long as Bearer Notes are represented by a temporary and/or permanent Global Note and the temporary and/or permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system

DISTRIBUTION

36	(i) If syndicated, names and addresses of	Not Applicable

		Managers:	
	(ii)	Stabilising Manager(s) (if any):	Not Applicable
	(iii)	Managers' Commission:	1.625 per cent. selling commission 0.25 per cent. combined management and underwriting commission
37	If non-syndicated, name and address of Dealer:		**The Toronto-Dominion Bank** Triton Court 14/18 Finsbury Square London EC2A 1DB United Kingdom
38	Applicable TEFRA exemption:		D Rules
39	Additional selling restrictions:		Not Applicable
40	Subscription period:		Not Applicable
GENERAL			
41	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a):		Not Applicable
42	The aggregate principal amount of Notes issued has been translated into Euro at the rate of 0.593909, producing a sum of (for Notes not denominated in Euro):		Euro 59,390,900
43	In the case of Notes listed on Euronext Amsterdam:		Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 110,000,000,000 Global Medium-Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By:

Duly authorised

PART B – OTHER INFORMATION

1 Listing

(i)	Listing:	Luxembourg Stock Exchange
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on the Luxembourg Stock Exchange's Regulated Market with effect from 17 August 2009. The Notes are to be consolidated and form a single series with the AUD 200,000,000 6.625 per cent. Notes due 6 August 2014 issued on 6 August 2009 which are listed and admitted to trading on the Luxembourg Stock Exchange.
(iii)	Estimate of total expenses related to admission to trading:	EUR 400

2 Ratings

Rating: The Notes to be issued have been rated:

S&P:	AAA
Moody's:	Aaa
Fitch Ratings Ltd:	AA+

As defined by Standard & Poor's an AAA rating means that the Notes have the highest rating assigned by Standard & Poor's and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong. As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events.

3 Notification

The Netherlands Authority for the Financial Markets (*Autoriteit Financiële Markten*) has provided each of the *Commission bancaire, financiére et des assurances (CBFA)* in Belgium, *Epitroph Kefalaiagoras* in Greece, *Comisiòn Nacional del Mercado de Valores (CNMV)* in Spain, *Autorité des marchés financiers (AMF)* in France, Irish Financial Regulatory Authority in Ireland, *Commissione Nazionale per le Società e la Borsa (CONSOB)* in Italy, *Kredittilsynet* in Norway, Financial Market Authority (FMA) in Austria, *Rahoitustarkastus* in Finland, *Finansinspektionen* in Sweden, Financial Services Authority (FSA) in United Kingdom, *Commission de surveillance du secteur financier* in Luxembourg, the *Bundesanstalt für Finanzdienstleistungsaufsicht (BaFin)* in Germany, the *Comisia Nationala a Valorilor Mobiliare* in Romania, *Finanstilsynet* in Denmark and *Çomissão do Mercado de valores Mobiliários* in Portugal with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive.

Notwithstanding the foregoing, no offer of Notes to the public may be made in any Relevant Member State, which requires the Issuer to undertake any action in addition to the filing of the Final Terms with the Netherlands Authority for the Financial Markets unless and until the Issuer advises such action has been taken.

4 Interests of natural and legal persons involved in the issue

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 Reasons for the offer, estimated net proceeds and total expenses

(i)	Reasons for the offer:	Banking business
(ii)	Estimated net proceeds	AUD 98,984,657.53
(iii)	Estimated total expenses:	AUD 1,890,000 (comprising a combined management selling and underwriting commission of AUD 1,875,000 and Managers' expenses of AUD 15,000)

6 Yield *(Fixed Rate Notes Only)*

Indication of yield:	6.460 per cent. per annum The yield is calculated at the Issue Date on the basis of the Issue Price. It is NOT an indication of future yield.

7 Historic interest rates *(Floating Rate Notes only)*

Not Applicable

8 Performance of index/formula, explanation of effect on value of investment and associated risks and other information concerning the underlying *(Index-Linked Notes only)*

Not Applicable

9 Performance of rate[s] of exchange and explanation of effect on value of investment *(Dual Currency Notes only)*

Not Applicable

10 Performance of underlying, explanation of effect on value of investment and associated risks and information concerning the underlying *(Equity-Linked Notes only)*

Not Applicable

11 Operational information

(i)	Intended to be held in a manner which would allow Eurosystem eligibility:	No.
(ii)	ISIN:	XS0442441522
(iii)	Common Code:	044244152
(iv)	German WKN-code:	A1AKUP
(v)	Valoren Code:	CH10396716
(vi)	Private Placement number:	Not Applicable

(vii)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
(viii)	Delivery:	Delivery against payment
(ix)	Names and addresses of additional Paying/ Delivery Agent(s) (if any):	Not Applicable
(x)	Names (and addresses) of Calculation Agent(s) (if different from Deutsche Bank AG, London Branch):	Not Applicable

12 General

(i)	Time period during which the offer is open:	Not Applicable
(ii)	Description of the application process:	Not Applicable
(iii)	Description of possibility to reduce subscriptions:	Not Applicable
(iv)	Manner for refunding excess amount paid by applicants:	Not Applicable
(v)	Minimum and/or maximum amount of application:	Not Applicable
(vi)	Method and time limit for paying up the securities and for delivery of the securities:	Not Applicable
(vii)	Manner and date in which results of the offer are to be made public:	Not Applicable
(viii)	Procedure for exercise of any right of pre-emption, the negotiability of subscription rights and the treatment of subscription rights not exercised:	Not Applicable
(ix)	Process for notification to applicants of the amount allotted and the indication whether dealing may begin before notification is made:	Not Applicable

EXECUTION VERSION

Final Terms

**COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)**
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

**COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH**
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

**COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH**
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Euro 110,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 2068A

TRANCHE NO: 1

USD 20,000,000 Callable Zero Coupon Notes 2009 due 19 August 2039

Issue Price: 100 per cent.

Morgan Stanley & Co. International plc

The date of these Final Terms is 17 August 2009

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular (the 'Offering Circular') dated May 8 2009 which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the 'Prospectus Directive'). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular. Each Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg, Paris and Amsterdam and www.bourse.lu.

Each potential investor in the Notes must determine the suitability of that investment in light of its own circumstances. A potential investor should not invest in Notes which are complex financial instruments unless it has the expertise (either alone or with a financial adviser) to evaluate how the Notes will perform under changing conditions, the resulting effects on the value of the notes and the impact this investment will have on the potential investor's overall investment portfolio.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	2068A
	(ii)	Tranche Number	1
3	Specified Currency or Currencies:		United States Dollars ("**USD**" or "**US$**")
4	Aggregate Nominal Amount:		
	(i)	Series:	USD 20,000,000
	(ii)	Tranche:	USD 20,000,000
5	Issue Price:		100 per cent. of the Aggregate Nominal Amount
6	(i)	Specified Denominations:	USD 1,000,000
	(ii)	Calculation Amount:	USD 1,000,000
7	(i)	Issue Date:	19 August 2009
	(ii)	Interest Commencement Date (if different from the Issue Date):	Not Applicable
8	Maturity Date:		19 August 2039
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)		No

10	Interest Basis:	Zero Coupon *(further particulars specified below)*
11	Redemption/Payment Basis:	705.659646 per cent. of the Aggregate Nominal Amount at the Maturity Date
12	Change of Interest or Redemption/ Payment Basis:	Not Applicable
13	Put/Call Options:	Issuer Call (further particulars specified below)
14	(i) Status of the Notes:	Senior
	(ii) Date approval for issuance of Notes obtained:	Not Applicable
15	Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**	Not Applicable
17	**Floating Rate Provisions**	Not Applicable
18	**Zero Coupon Note Provisions**	Applicable
	(i) Amortisation Yield (Condition 7(b)):	6.73 per cent. per annum
	(ii) Day Count Fraction (Condition 1(a)):	30/360
	(iii) Any other formula/basis of determining amount payable:	Not Applicable
19	**Index Linked Interest Note Provisions**	Not Applicable
20	**Equity Linked Interest Note Provisions**	Not Applicable
21	**Dual Currency Note Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**	Applicable
	(i) Optional Redemption Date(s):	Each date specified in the column headed Optional Redemption Date as set out in the Annex, from (and including) 19 August 2010 to (and including) 19 August 2037
	(ii) Optional Redemption Amount(s) of each Note and method, if any, of calculation of such amount(s):	In respect of each Optional Redemption Date, the Optional Redemption Amount of each Note of the Specified Denomination will be the amount in USD equal to the Call Price for the relevant Optional Redemption Date multiplied by the Calculation Amount. "**Call Price**" for an Optional Redemption Date is the percentage specified in the column headed Call

		Price against such Optional Redemption Date as set out in the Annex.
	(iii) If redeemable in part:	Not Applicable
	(iv) Notice period:	The Issuer *shall give notice of its intention to* redeem the Notes not less than five New York, Luxembourg and London Business Days prior to the relevant Optional Redemption Date
23	**Put Option**	Not Applicable
24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of Each Note**	USD 7,056,596.46 per Calculation Amount (equating to USD 141,131,929.20 in aggregate)
25	**Final Redemption Amount (Equity Linked Redemption Notes)**	Not Applicable
26	**Final Redemption Amount (Index Linked Redemption Notes)**	Not Applicable
27	**Early Redemption Amount**	
	(i) Early Redemption Amount(s) payable per Calculation Amount and/or the method of calculating the same (if required or if different from that set out in the Conditions) on redemption (a) on the occurrence of an event of default (Condition 13) or (b) for illegality (Condition 7(*j*)) or (c) for taxation reasons (Condition 7(*c*)), or (d) in the case of Equity Linked Redemption Notes, following certain corporate events in accordance with Condition 7(*g*) or (e) in the case of Index Linked Redemption Notes, following an Index Modification, Index Cancellation or Index Disruption Event (Condition 7(*h*)) or (f) in the case of Equity Linked Redemption Notes or Index Linked Redemption Notes, following an Additional Disruption Event (if applicable) (Condition 7(*i*)):	As set out in the Conditions
	(ii) Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes

	(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(f)):	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**	Bearer Notes
	New Global Notes:	No
		Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note
29	Financial Centre(s) (Condition 10(h)) or other special provisions relating to payment dates:	New York, Luxembourg and London
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	Not Applicable
31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes: Amount of each instalment, date on which each payment is to be made:	Not Applicable
33	Redenomination, renominalisation and reconventioning provisions	Not Applicable
34	Consolidation provisions:	Not Applicable
35	Other terms or special conditions:	So long as Bearer Notes are represented by a temporary and/or permanent Global Note and the temporary and/or permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system

DISTRIBUTION

36	(i)	If syndicated, names and addresses of Managers:	Not Applicable
	(ii)	Stabilising Manager(s) (if any):	Not Applicable
	(iii)	Managers' Commission:	Not Applicable
37		If non-syndicated, name and address of Dealer:	Morgan Stanley & Co International plc, 25 Cabot Square, Canary Wharf, London E14 4QA, United Kingdom
38		Applicable TEFRA exemption:	D Rules
39		Additional selling restrictions:	Not Applicable
40		Subscription period:	Not Applicable

GENERAL

41	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a):	Not Applicable
42	The aggregate principal amount of Notes issued has been translated into Euro at the rate of 0.694118, producing a sum of (for Notes not denominated in Euro):	Euro 13,882,360
43	In the case of Notes listed on Eurolist by Euronext Amsterdam N.V.:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 110,000,000,000 Global Medium-Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By:

Duly authorised

PART B – OTHER INFORMATION

1 Listing

(i)	Listing:	Luxembourg
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on the Luxembourg Stock Exchange's regulated market and listing on the Official List of the Luxembourg Stock Exchange with effect from 19 August 2009
(iii)	Estimate of total expenses related to admission to trading:	EUR 6,700

2 Ratings

Rating: The Notes to be issued have been rated:

S&P:	AAA
Moody's:	Aaa
Fitch Ratings Ltd.:	AA+

As defined by S&P, an AAA rating means that the Notes have the highest rating assigned by S&P and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong. As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events.

3 Notification

The Netherlands Authority for the Financial Markets (*Autoriteit Financiële Markten*) has provided the Commission de surveillance du secteur financier in Luxembourg, with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive.

4 Operational information

(i)	Intended to be held in a manner which would allow Eurosystem eligibility:	No
(ii)	ISIN:	XS0445973901
(iii)	Common Code:	044597390
(iv)	German WKN-code:	Not Applicable
(v)	Private Placement number	Not Applicable
(vi)	Any clearing system(s) other than Euroclear and	Not Applicable

	Clearstream, Luxembourg and the relevant number(s):	
(vii)	Delivery:	Delivery against payment
(viii)	Names and addresses of additional Paying/ Delivery Agent(s) *(if any)*:	Not Applicable
(ix)	Names (and addresses) of Calculation Agent(s) (if different from Deutsche Bank AG, London Branch)	*Not Applicable*

5 General Not Applicable

ANNEX

DETAILS RELATING TO CALL OPTION

Optional Redemption Date	Call Price
19 August 2010	106.730000%
19 August 2013	129.761554%
19 August 2016	157.763149%
19 August 2019	191.807283%
19 August 2022	233.197893%
19 August 2025	283.520294%
19 August 2028	344.701901%
19 August 2031	419.086052%
19 August 2034	509.521760%
19 August 2037	619.472831%

Final Terms

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK NEDERLAND)

(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK NEDERLAND) AUSTRALIA BRANCH

(Australian Business Number 70 003 917 655)

(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK NEDERLAND) SINGAPORE BRANCH

(Singapore Company Registration Number F03634W)

(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

Euro 110,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 2072A
TRANCHE NO: 1

PLN 60,000,000 5.00 per cent. Fixed Rate Notes 2009 due 21 August 2014 (the "Notes")

Issue Price: 100.75 per cent.

TD Securities

The date of these Final Terms is 19 August 2009

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions (the "**Conditions**") set forth in the Offering Circular (the '**Offering Circular**') dated 8 May, 2009. which constitute a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "**Prospectus Directive**"). This document constitutes the Final Terms of the Notes described herein and must be read in conjunction with the Offering Circular. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular. Each Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg, Amsterdam and Paris and www.bourse.lu.

Each potential investor in the Notes must determine the suitability of that investment in light of its own circumstances. A potential investor should not invest in Notes which are complex financial instruments unless it has the expertise (either alone or with a financial adviser) to evaluate how the Notes will perform under changing conditions, the resulting effects on the value of the notes and the impact this investment will have on the potential investor's overall investment portfolio.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	2072A
	(ii)	Tranche Number:	1
3	Specified Currency or Currencies:		Polish Zloty ("PLN")
4	Aggregate Nominal Amount:		
	(i)	Series:	PLN 60,000,000
	(ii)	Tranche:	PLN 60,000,000
5	Issue Price:		100.75 per cent. of the Aggregate Nominal Amount
6	(i)	Specified Denominations:	PLN 1,000
	(ii)	Calculation Amount:	PLN 1,000
7	(i)	Issue Date:	21 August 2009
	(ii)	Interest Commencement Date (if different from the Issue Date):	Not Applicable
8	Maturity Date:		21 August 2014
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)		No
10	Interest Basis:		5.00 per cent. Fixed Rate (further particulars specified below)

11	Redemption/Payment Basis:	Redemption at par
12	Change of Interest or Redemption/ Payment Basis:	Not Applicable
13	Put/Call Options:	Not Applicable
14	(i) Status of the Notes:	Senior
	(ii) Date approval for issuance of Notes obtained:	Not Applicable
15	Method of distribution:	Non-Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**	Applicable
	(i) Rate of Interest:	5.00 per cent. per annum payable annually in arrear
	(ii) Interest Payment Date(s):	21 August in each year
	(iii) Fixed Coupon Amounts:	PLN 50.00 per Calculation Amount
	(iv) Broken Amount:	Not Applicable
	(v) Day Count Fraction (Condition 1(a)):	Actual/Actual, unadjusted
	(vi) Determination Date(s) (Condition 1(a)):	Interest Payment Dates
	(vii) Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
17	**Floating Rate Provisions**	Not Applicable
18	***Zero Coupon Note Provisions***	Not Applicable
19	**Index Linked Interest Note Provisions**	Not Applicable
20	**Equity Linked Interest Note Provisions**	Not Applicable
21	**Dual Currency Note Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**	Not Applicable
23	**Put Option**	Not Applicable
24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of Each Note**	PLN 1,000 per Calculation Amount
25	**Final Redemption Amount (Equity Linked Redemption Notes)**	Not Applicable
26	**Final Redemption Amount (Index Linked Redemption Notes)**	Not Applicable

27 Early Redemption Amount

(i)	Early Redemption Amount(s) payable per Calculation Amount and/or the method of calculating the same (if required or if different from that set out in the *Conditions* on redemption (a) on the occurrence of an event of default (Condition 13) or (b) for illegality (*Condition 7(j)* or (c) for taxation reasons (Condition 7(*c*)), or (d) in the case of Equity Linked Redemption Notes, following certain corporate events in accordance with Condition 7(*g*) or (e) in the case of Index Linked Redemption Notes, following an Index Modification, Index Cancellation or Index Disruption Event in (condition 7(*h*) or (f)) in the case of Equity Linked Redemption Notes or Index Linked Redemption Notes, following an Additional Disruption Event (if applicable) Condition 7(*i*).	*As set out in the Conditions*
(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(*c*)):	Yes
(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(*f*)):	No

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**	Bearer Notes Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note.
	New Global Notes:	No
29	*Financial Centre(s) (Condition 10(h))* or other special provisions relating to payment dates:	London and Warsaw
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates	No

on which such Talons mature):

31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes: Amount of each instalment, date on which each payment is to be made:	Not Applicable
33	Redenomination, renominalisation and reconventioning provisions	Not Applicable
34	Consolidation provisions:	Not Applicable
35	Other terms or special conditions:	So long as Bearer Notes are represented by a temporary and/or permanent Global Note and the temporary and/or permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system.

DISTRIBUTION

36	(i)	If syndicated, names and addresses of Managers:	Not Applicable
	(ii)	Stabilising Manager(s) (if any):	Not Applicable
	(iii)	Dealer's Commission:	0.25 per cent. combined management and underwriting commission and 1.625 per cent. selling commission
37		If non-syndicated, name and address of Dealer:	**The Toronto-Dominion Bank** Triton Court 14/18 Finsbury Square London EC2A 1DB United Kingdom
38		Applicable TEFRA exemption:	D Rules
39		Additional selling restrictions:	Republic of Poland No permit has been obtained from the Polish Financial Supervisory Authority (**FSA**) in relation to the issue of the Notes nor has

		the issue of the Notes been notified to the FSA in accordance with applicable procedures. Accordingly, the Notes may not be offered in the Republic of Poland (**Poland**) in the public manner, defined in the Polish Act on Public Offerings, the Conditions Governing the Introduction of Financial Instruments to Organised Trading System and Public Companies dated 29th July 2005 (as amended) as an offering to sell or a purchase of securities, made in any form and by any means, if the offering is directed at 100 or more people or at an unnamed addressee (**Public Offering**). The Dealer confirms that it is aware that no such permit has been obtained nor such notification made and represents that it has not offered, sold or delivered and will not offer, sell or deliver the Notes in Poland in the manner defined as Public Offering as part of their initial distribution or otherwise to residents of Poland or on the territory of Poland. The Dealer acknowledges that the acquisition and holding of the Notes by residents of Poland may be subject to restrictions imposed by Polish law (including foreign exchange regulations) and that the offers and sales of the Notes to Polish residents or within Poland in secondary trading may also be subject to restrictions
40	*Subscription period:*	Not Applicable

GENERAL

41	*Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a):*	Not Applicable
42	The aggregate principal amount of Notes issued has been translated into Euro at the rate of 0.240664, producing a sum of (for Notes not denominated in Euro):	EUR 14,439,840
43	In the case of Notes listed on Euronext Amsterdam:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 110,000,000,000 Global Medium-Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By:

Duly authorised

PART B – OTHER INFORMATION

1 Listing

(i)	Listing:	Luxembourg Stock Exchange
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on the Luxembourg Stock Exchange from 21 August 2009
(iii)	Estimate of total expenses related to admission to trading:	EUR 1,975

2 Ratings

Rating: The Notes to be issued have been rated:

S&P:	AAA
Moody's:	Aaa
Fitch Ratings Ltd:	AA+

As defined by Standard & Poor's, an AAA rating means that the Notes have the highest rating assigned by Standard & Poor's and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong. As defined by Moody's, an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by Fitch, an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events.

3 Notification

The Netherlands Authority for the Financial Markets (*Autoriteit Financiële Markten*) has provided each of the *Commission bancaire, financière et des assurances* (CBFA) in Belgium, *Epitroph Kefalaiagoras* in Greece, *Comisiòn Nacional del Mercado de Valores (CNMV)* in Spain, *Autorité des marchés financiers* (AMF) in France, Irish Financial Regulatory Authority in Ireland, *Commissione Nazionale per le Società e la Borsa* (CONSOB) in Italy, *Kredittilsynet* in Norway, Financial Market Authority (FMA) in Austria, *Rahoitustarkastus* in Finland, *Finansinspektionen* in Sweden, Financial Services Authority (FSA) in United Kingdom, *Commission de surveillance du secteur financier* in Luxembourg, *Bundesanstalt für Finanzdienstleistungsaufsicht* (BaFin) in Germany, *Finanstilsynet* in Denmark and *Comisia Nationala a Valorilor Mobiliare* in Romania with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive.

Notwithstanding the foregoing, no offer of Notes to the public may be made in any Relevant Member State, which requires the Issuer to undertake any action in addition to the filing of the Final Terms with the Netherlands Authority for the Financial Markets unless and until the Issuer advises such action has been taken.

4 Interests of natural and legal persons involved in the issue

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 Reasons for the offer, estimated net proceeds and total expenses

(i)	Reasons for the offer:	Banking business
(ii)	Estimated net proceeds	PLN 59,325,000
(iii)	Estimated total expenses:	PLN 1,125,000 (comprising a combined management and underwriting commission and a selling commission)

6 Yield *(Fixed Rate Notes Only)*

Indication of yield:	4.828 per cent. per annum The yield is calculated at the Issue Date on the basis of the Issue Price. It is NOT an indication of future yield.

7 Historic interest rates *(Floating Rate Notes only)*

Not Applicable

8 Performance of index/formula, explanation of effect on value of investment and associated risks and other information concerning the underlying *(Index-Linked Notes only)*

Not Applicable

9 Performance of rate[s] of exchange and explanation of effect on value of investment *(Dual Currency Notes only)*

Not Applicable

10 Performance of underlying, explanation of effect on value of investment and associated risks and information concerning the underlying *(Equity-Linked Notes only)*

Not Applicable

11 Operational information

(i)	Intended to be held in a manner which would allow Eurosystem eligibility:	No
(ii)	ISIN Code:	XS0447437954
(iii)	Common Code:	044743795
(iv)	German WKN-code:	Not Applicable
(v)	Private Placement number	Not Applicable
(vi)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant	Not Applicable

		number(s):	
	(vii)	Delivery:	Delivery against payment
	(viii)	Names and addresses of additional Paying/ Delivery Agent(s) (if any):	Not Applicable
	(ix)	Names (and addresses) of Calculation Agent(s) (if different from Deutsche Bank AG, London Branch):	Not Applicable

12 General

(i)	Time period during which the offer is open:	Not Applicable
(ii)	Description of the application process:	Not Applicable
(iii)	Description of possibility to reduce subscriptions:	Not Applicable
(iv)	Manner for refunding excess amount paid by applicants:	Not Applicable
(v)	Minimum and/or maximum amount of application:	Not Applicable
(vi)	Method and time limit for paying up the securities and for delivery of the securities:	Not Applicable
(vii)	Manner and date in which results of the offer are to be made public:	Not Applicable
(viii)	Procedure for exercise of any right of pre-emption, the negotiability of subscription rights and the treatment of subscription rights not exercised:	Not Applicable

Final Terms

**COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)**
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

**COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH**
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

**COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH**
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

Euro 110,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

**SERIES NO: 2073A
TRANCHE NO: 1**

TRY 150,000,000 11.25 per cent. Fixed Rate Notes 2009 due 27 August 2013 (the "Notes")

Issue Price: 100.6275 per cent. in respect of TRY 75,000,000 Aggregate Nominal Amount (the "**Original Notes**")
Issue Price: 100.400 per cent. in respect of TRY 75,000,000 Aggregate Nominal Amount (the "**Increase Notes**")

Rabobank International

KBC International Group

DZ BANK AG

RBC Capital Markets

TD Securities

Deutsche Bank

J.P. Morgan

The Royal Bank of Scotland

Zurich Cantonalbank

The date of these Final Terms is 21 August 2009

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular (the '**Offering Circular**') dated May 8, 2009 which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the '**Prospectus Directive**'). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular. Each Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg, Amsterdam and Paris and *www.bourse.lu*.

Each potential investor in the Notes must determine the suitability of that investment in light of its own circumstances. A potential investor should not invest in Notes which are complex financial instruments unless it has the expertise (either alone or with a financial adviser) to evaluate how the Notes will perform under changing conditions, the resulting effects on the value of the notes and the impact this investment will have on the potential investor's overall investment portfolio.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	2073A
	(ii)	Tranche Number:	1
3	Specified Currency or Currencies:		Turkish Lira ("**TRY**")
4	Aggregate Nominal Amount:		
	(i)	Series:	TRY 150,000,000
	(ii)	Tranche:	TRY 150,000,000
5	Issue Price:		100.6275 per cent. in respect of the Original Notes 100.400 per cent. in respect of the Increase Notes
6	(i)	Specified Denominations:	TRY 1,000
	(ii)	Calculation Amount:	TRY 1,000
7	(i)	Issue Date:	27 August 2009
	(ii)	Interest Commencement Date (if different from the Issue Date):	Not Applicable

8	Maturity Date:	27 August 2013
9	Domestic Note:	No
10	Interest Basis:	11.25 per cent. Fixed Rate (further particulars specified below)
11	Redemption/Payment Basis:	Redemption at par
12	Change of Interest or Redemption/ Payment Basis:	Not Applicable
13	Put/Call Options:	Not Applicable
14	(i) Status of the Notes:	Senior
	(ii) Date approval for issuance of Notes obtained:	Not Applicable
15	*Method of distribution:*	*Syndicated*

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**	Applicable
	(i) Rate of Interest:	11.25 per cent. per annum payable annually in arrear
	(ii) Interest Payment Date(s):	27 August in each year commencing on 27 August 2010 and ending on the Maturity Date
	(iii) Fixed Coupon Amount:	TRY 112.50 per Calculation Amount
	(iv) Broken Amount:	Not Applicable
	(v) Day Count Fraction (Condition 1(*a*)):	Actual/Actual ICMA unadjusted
	(vi) Determination Date(s) (Condition 1(*a*)):	Not Applicable
	(vii) Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
17	**Floating Rate Note Provisions**	Not Applicable
18	**Zero Coupon Note Provisions**	Not Applicable
19	**Index Linked Interest Note Provisions**	Not Applicable
20	**Equity Linked Interest Note Provisions**	Not Applicable
21	**Dual Currency Note Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**	Not Applicable
23	**Put Option**	Not Applicable
24	***Final Redemption Amount* (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of each Note**	TRY 1,000 per Calculation Amount
25	**Final Redemption Amount (Equity Linked Redemption Notes) of each Note**	Not Applicable
26	**Final Redemption Amount (Index Linked Redemption Notes) of each Note**	Not Applicable
27	**Early Redemption Amount**	
	(i) Early Redemption Amount(s) payable per Calculation Amount and/or the method of calculating the same (if required or if different from that set out in the Conditions) on redemption (a) on the occurrence of an event of default (Condition 13) or (b) for illegality (Condition 7(*j*)) or (c) for taxation reasons (Condition 7(*c*)), or (d) in the case of Equity Linked Redemption Notes, following certain corporate events in accordance with Condition 7(*g*) or (e) in the case of Index Linked Redemption Notes, following an Index Modification, Index Cancellation or Index Disruption Event (Condition 7(*h*)) or (f) in the case of Equity Linked Redemption Notes or Index Linked	As set out in the Conditions

		Redemption Notes, following an Additional Disruption Event (if applicable) (Condition 7(*i*)):	
	(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(*c*)):	Yes
	(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(*f*)):	No

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**	Bearer Notes
	New Global Notes:	No
		Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note
29	Financial Centre(s) (Condition 10(*h*)) or other special provisions relating to payment dates:	London, Istanbul
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes: Amount of each instalment, date on which each payment is to be made:	Not Applicable

33	Redenomination, renominalisation and reconventioning provisions	Not Applicable
34	Consolidation provisions:	Not Applicable
35	Other terms or special conditions:	So long as Bearer Notes are represented by a temporary and/or permanent Global Note and the temporary and/or permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system

DISTRIBUTION

36	(i)	If syndicated, names and addresses of Managers:	**Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International)** Thames Court One Queenhithe London EC4V 3RL United Kingdom **The Toronto-Dominion Bank** Triton Court 14/18 Finsbury Square London EC2A 1DB United Kingdom **KBC Bank NV** Havenlaan 12 GKD/8742 B-1080 Brussels Belgium **Deutsche Bank AG, London Branch** Winchester House 1 Great Winchester Street London EC2N 2DB United Kingdom **DZ BANK AG Deutsche Zentral-Genossenschaftsbank, Frankfurt am Main** Platz der Republik 60265 Frankfurt am Main Federal Republic of Germany

		J.P. Morgan Securities Ltd. 125 London Wall London EC2Y 5AJ United Kingdom **Royal Bank of Canada Europe Limited** 71 Queen Victoria Street London EC4V 4DE United Kingdom **The Royal Bank of Scotland plc** 135 Bishopsgate London EC2M 3UR United Kingdom **Zurich Cantonalbank** Bahnhofstrasse 9 CH-8001 Zurich Switzerland
	(ii) Stabilising Manager(s) (if any):	The Toronto-Dominion Bank
	(iii) Managers' Commission:	1.400 per cent. selling commission, and 0.225 per cent. combined management and underwriting commission, in each case, of the Aggregate Nominal Amount
37	If non-syndicated, name and address of Dealer:	Not Applicable
38	Applicable TEFRA exemption:	D Rules
39	Additional selling restrictions:	The Managers have acknowledged that the Notes have not been, and will not be, registered with the Turkish Capital Markets Board ("**CMB**") under the provisions of Law no. 2499 of the Republic of Turkey relating to capital markets. The Managers have represented and agreed that neither the Prospectus nor any other offering material related to the offering will be utilised in connection with any general offering to the public within the *Republic of Turkey* for the purpose of the sale of the Notes (or beneficial interests therein) without the prior approval of the CMB. In addition, the Managers have represented and agreed that they have not sold or caused to be sold and will not sell or cause to be sold outside Turkey the Notes (or beneficial interests therein) to residents of Turkey unless such sale is authorised pursuant to Article 15(d)(ii) of Decree 32 (as amended from time to time) and the CMB regulations.
40	Subscription period:	Applicable, see item 12 Part B

GENERAL

41	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a):	Not Applicable
42	The aggregate principal amount of Notes issued has been translated into Euro at the rate of 0.471545, producing a sum of (for Notes not *denominated in Euro*):	Euro 70,731,750.00
43	In the case of Notes listed on Euronext Amsterdam:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 110,000,000,000 Global Medium Term Note Programme of Rabobank Nederland.

Signed on behalf of the Issuer:

By:

Duly authorised

PART B – OTHER INFORMATION

1 Listing

(i)	Listing:	Luxembourg Stock Exchange
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on the Luxembourg Stock Exchange's Regulated Market with effect from 27 August 2009.
(iii)	Estimate of total expenses related to admission to trading:	EUR 1,660.00

2 Ratings

Rating: The Notes to be issued have been rated:

S&P:	AAA
Moody's:	Aaa
Fitch Ratings Ltd:	AA+

As defined by Standard & Poor's an AAA rating means that the Notes have the highest rating assigned by Standard & Poor's and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong. As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events.

3 Notification

The Netherlands Authority for the Financial Markets (*Autoriteit Financiële Markten*) has provided each of the *Commission bancaire, financière et des assurances* (CBFA) in Belgium, *Epitroph Kefalaiagoras* in Greece, *Comisiòn Nacional del Mercado de Valores* (CNMV) in Spain, *Autorité des marchés financiers* (AMF) in France, Irish Financial Regulatory Authority in Ireland, *Commissione Nazionale per le Società e la Borsa* (CONSOB) in Italy, *Kredittilsynet* in Norway, Financial Market Authority (FMA) in Austria, *Rahoitustarkastus* in Finland, *Finansinspektionen* in Sweden, Financial Services Authority (FSA) in United Kingdom, *Commission de surveillance du secteur financier* in Luxembourg, the *Bundesanstalt für Finanzdienstleistungsaufsicht* (BaFin) in Germany, the *Comisia Nationala a Valorilor Mobiliare* in Romania, *Finanstilsynet* in Denmark and *Çomissão do Mercado de valores Mobiliários* in Portugal with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive.

Notwithstanding the foregoing, no offer of Notes to the public may be made in any Relevant Member State, which requires the Issuer to undertake any action in addition to the filing of the Final Terms with the Netherlands Authority for the Financial Markets unless and until the Issuer advises such action has been taken.

4 Interests of natural and legal persons involved in the issue

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 Reasons for the offer, estimated net proceeds and total expenses

(i)	Reasons for the offer:	Banking Business
(ii)	Estimated net proceeds:	TRY 148,299,375
(iii)	Estimated total expenses:	TRY 2,471,250 (comprising a combined management, selling and underwriting commission and Managers' expenses of TRY 33,750).

6 Yield

Indication of yield:	11.048 per cent. per annum in respect of the Original Notes and 11.121 per cent. per annum in respect of the Increase Notes. The yield is calculated at the Issue Date on the basis of the Issue Price. It is NOT an indication of future yield.

7 Historic interest rates *(Floating Rate Notes only)*

Not Applicable

8 Performance of index/formula, explanation of effect on value of investment and associated risks and other information concerning the underlying *(Index-Linked Notes only)*

Not Applicable

9 Performance of rate[s] of exchange and explanation of effect on value of investment *(Dual Currency Notes only)*

Not Applicable

10 Performance of underlying, explanation of effect on value of investment and associated risks and information concerning the underlying *(Equity-Linked Notes only)*

Not Applicable

11 Operational information

(i)	Intended to be held in a manner which would allow Eurosystem eligibility:	No
(ii)	ISIN Code:	XS0447584409
(iii)	Common Code:	044758440
(iv)	German WKN-code:	A1ALR2
(v)	Valoren Code:	CH10471332
(vi)	Private Placement number	Not Applicable
(vii)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg	Not Applicable

	and the relevant number(s):	
(viii)	Delivery:	Delivery against payment
(ix)	Names and addresses of additional Paying/ Delivery Agent(s) (if any):	Not Applicable
(x)	Names (and addresses) of Calculation Agent(s) (if different from Deutsche Bank AG, London Branch):	Not Applicable

12 General

(i)	Time period during which the offer is open:	From and including 24 August 2009 to 30 days from 27 August 2009, provided that the offer period: (i) in Austria will not commence until the filing required by the competent authority of Austria has been duly made; and (ii) in Germany will not commence until the Final Terms have been published in accordance with Article 14 of the Prospectus Directive
(ii)	Description of the application process:	Not Applicable
(iii)	Description of possibility to reduce subscriptions:	Not Applicable
(iv)	Manner for refunding excess amount paid by applicants:	Not Applicable
(v)	Minimum and/or maximum amount of application:	Not Applicable
(vi)	Method and time limit for paying up the securities and for delivery of the securities:	Not Applicable
(vii)	Manner and date in which results of the offer are to be made public:	Not Applicable
(viii)	Procedure for exercise of any right of pre-emption, the negotiability of subscription rights and the treatment of subscription rights not exercised:	Not Applicable

Final Terms

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK NEDERLAND)

(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK NEDERLAND) AUSTRALIA BRANCH

(Australian Business Number 70 003 917 655)

(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK NEDERLAND) SINGAPORE BRANCH

(Singapore Company Registration Number F03634W)

(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

Euro 110,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 2070A
TRANCHE NO: 1
USD 10,000,000 Callable Range Accrual Notes 2009 due 26 August 2019 (the "Notes")

Issue Price: 100 per cent.

Credit Suisse

The date of these Final Terms is 24 August 2009

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular (the 'Offering Circular') dated May 8, 2009 constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the 'Prospectus Directive'). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular. Each Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg, Amsterdam and Paris and www.bourse.lu.

Each potential investor in the Notes must determine the suitability of that investment in light of its own circumstances. A potential investor should not invest in Notes which are complex financial instruments unless it has the expertise (either alone or with a financial adviser) to evaluate how the Notes will perform under changing conditions, the resulting effects on the value of the notes and the impact this investment will have on the potential investor's overall investment portfolio.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	2070A
	(ii)	Tranche Number:	1
3	Specified Currency or Currencies:		U.S. Dollars ("USD")
4	Aggregate Nominal Amount:		
	(i)	Series:	USD 10,000,000
	(ii)	Tranche:	USD 10,000,000
5	Issue Price:		100 per cent. of the Aggregate Nominal Amount
6	(i)	Specified Denominations:	USD 1,000,000
	(ii)	Calculation Amount:	USD 1,000,000
7	(i)	Issue Date:	26 August 2009
	(ii)	Interest Commencement Date (if different from the Issue Date):	Not Applicable

8	Maturity Date:		Specified Interest Payment Date falling in or nearest to 26 August 2019
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)		No
10	Interest Basis:		3 month USD-LIBOR-BBA Range Accrual – Floating Rate (further particulars specified below)
11	Redemption/Payment Basis:		Redemption at par
12	Change of Interest or Redemption/ Payment Basis:		Not Applicable
13	Put/Call Options:		Issuer Call (further particulars specified below)
14	(i)	Status of the Notes:	Senior
	(ii)	Date approval for issuance of Notes obtained:	Not Applicable
15	Method of distribution:		Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**		Not Applicable
17	**Floating Rate Note Provisions**		Applicable
	(i)	Interest Period(s):	The period beginning on (and including) the Issue Date and ending on (but excluding) the first Specified Interest Payment Date and each successive period beginning on (and including) a Specified Interest Payment Date and ending on (but excluding) the next succeeding Specified Interest Payment Date.
	(ii)	Specified Interest Payment Dates:	26 February, 26 May, 26 August and 26 November in each year, commencing on (and including) 26 November 2009 up to (and including) the Maturity Date.
	(iii)	Business Day Convention:	Modified Following Business Day Convention
	(iv)	Business Centre(s) (Condition 1(*a*)):	London and New York
	(v)	Manner in which the Rate(s) of Interest is/are to be determined:	For each Interest Period from (and including) the Issue Date to (but excluding) the Maturity Date, the Interest Amount per Calculation Amount shall be calculated by the Calculation Agent in accordance with the following formula:

USD 1,000,000 x 7.05% x (Accrual Days / Total Days)

Where for the purpose of these Final Terms:

"**Accrual Days**" means the number of calendar days in the relevant Interest Period on which the Reference Rate (as defined below in item 17(ix)) is equal to, or greater than, 0.00% and less than or equal to, 7.00%.;

"**Total Days**" is the number of calendar days in the applicable Interest Period.

"**Reference Rate**" means the Floating Rate Option as defined below;

The Reference Rate for the five London Business Days immediately prior to (and including) the end of the relevant Interest Period shall be determined on the fifth London Business Day prior to the end of that Interest Period; and

For the purpose of calculating the Accrual Days, the Reference Rate for any calendar day which is not a London Business Day shall be deemed to equal the Reference Rate that applied for the immediately preceding London Business Day.

(vi)	Interest Period Date(s):	Not Applicable
(vii)	Party responsible for calculating the Rate(s) of Interest and Interest Amount(s) (if not the Calculation Agent):	Credit Suisse Securities (Europe) Limited
(viii)	Screen Rate Determination (Condition 1(*a*)):	Not Applicable

(ix)	ISDA Determination (Condition 1(*a*)):	Applicable
-	Floating Rate Option:	USD-LIBOR-BBA
-	Designated Maturity:	3 months
-	Reset Day:	Each London Business Day
-	ISDA Definitions (if different from those set out in the Conditions):	Not Applicable
(x)	Margin(s):	Not Applicable
(xi)	Minimum Rate of Interest:	Not Applicable
(xii)	Maximum Rate of Interest:	7.05 per cent.
(xiii)	Day Count Fraction (Condition 1(*a*)):	30/360, unadjusted
(xiv)	Fall back provisions, rounding provisions, denominator and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the Conditions:	Not Applicable

18	**Zero Coupon Note Provisions**	Not Applicable
19	**Index Linked Interest Note Provisions**	Not Applicable
20	**Equity Linked Interest Note Provisions**	Not Applicable
21	**Dual Currency Note Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**	Applicable
(i)	Optional Redemption Date(s):	The Issuer has the right to call the Notes in whole on each Specified Interest Payment Date from and including 26 November 2009 until but excluding the Maturity Date
(ii)	Optional Redemption Amount(s) of each Note and method, if any, of calculation of such amount(s):	USD 1,000,000 per Calculation Amount
(iii)	If redeemable in part:	

		Minimum Redemption Amount:	Not Applicable
		Maximum Redemption Amount:	Not Applicable
	(iv)	Notice period:	The Issuer shall give notice of its intention to redeem the Notes not less than five (5) Business Days prior to the relevant Optional Redemption Date
23	**Put Option**		Not Applicable
24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of each Note**		USD 1,000,000 per Calculation Amount
25	**Final Redemption Amount (Equity Linked Redemption Notes) of each Note**		Not Applicable
26	**Final Redemption Amount (Index Linked Redemption Notes) of each Note**		Not Applicable
27	**Early Redemption Amount**		
	(i)	Early Redemption Amount(s) payable per Calculation Amount and/or the method of calculating the same (if required or if different from that set out in the Conditions) on redemption (a) on the occurrence of an event of default (Condition 13) or (b) for illegality (Condition 7(*j*)) or (c) for taxation reasons (Condition 7(*c*)), or (d) in the case of Equity Linked Redemption Notes, following certain corporate events in accordance with Condition 7(*g*) or (e) in the case of Index Linked Redemption Notes, following an Index Modification, Index	As set out in the Conditions

		Cancellation or Index Disruption Event (Condition 7(*h*)) or (f) in the case of Equity Linked Redemption Notes or Index Linked Redemption Notes, following an Additional Disruption Event (if applicable) (Condition 7(*i*)):	
	(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(*c*)):	No
	(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(*f*)):	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**	Bearer Notes Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note
	New Global Notes:	No
29	Financial Centre(s) (Condition 10(*h*)) or other special provisions relating to payment dates:	London and New York
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	Yes
31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable

32	Details relating to Instalment Notes: Amount of each instalment, date on which each payment is to be made:	Not Applicable
33	Redenomination, renominalisation and reconventioning provisions	Not Applicable
34	Consolidation provisions:	Not Applicable
35	Other terms or special conditions:	So long as Bearer Notes are represented by a temporary and/or permanent Global Note and the temporary and/or permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system.

DISTRIBUTION

36	(i)	If syndicated, names and addresses of Managers:	Not Applicable
	(ii)	Stabilising Manager(s) (if any):	Not Applicable
	(iii)	Managers' Commission:	Not Applicable
37	If non-syndicated, name and address of Dealer:		Credit Suisse Securities (Europe) Limited One Cabot Square London E14 4QJ
38	Applicable TEFRA exemption:		D Rules
39	Additional selling restrictions:		Not Applicable
40	Subscription period:		Not Applicable

GENERAL

41	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a):	Not Applicable

42	The aggregate principal amount of Notes issued has been translated into Euro at the rate of [•], producing a sum of (for Notes not denominated in Euro):	Euro [•]
43	In the case of Notes listed on Euronext Amsterdam:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 110,000,000,000 Global Medium Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By:

Duly authorised

PART B – OTHER INFORMATION

1 Listing

(i)	Listing:	Luxembourg Stock Exchange
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on the Luxembourg Stock Exchange with effect from 26 August 2009
(iii)	Estimate of total expenses related to admission to trading:	[•]

2 Ratings

Rating: The Notes to be issued have been rated:

S&P:	AAA
Moody's:	Aaa
Fitch Ratings Ltd:	AA+

As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by S&P, an AAA rating means that the Notes has the highest rating assigned by S&P and that the Issuer's capacity to meets its financial commitment on the obligation is extremely strong. As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events.

3 Interests of natural and legal persons involved in the issue

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

4 Operational information

(i)	Intended to be held in a manner which would allow Eurosystem eligibility:	No
(ii)	ISIN Code:	XS0446940859
(iii)	Common Code:	044694085
(iv)	German WKN-code:	Not Applicable
(v)	Private Placement number	Not Applicable
(vi)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
	(i) The Depository Trust Company	Not Applicable

(vii)	Delivery:	Delivery against payment
(viii)	Names and addresses of additional Paying/ Delivery Agent(s) (if any):	Not Applicable
(ix)	Names (and addresses) of Calculation Agent(s) (if different from Deutsche Bank AG, London Branch):	Not Applicable

5 General

(i)	Time period during which the offer is open:	Not Applicable
(ii)	Description of the application process:	Not Applicable
(iii)	Description of possibility to reduce subscriptions:	Not Applicable
(iv)	Manner for refunding excess amount paid by applicants:	Not Applicable
(v)	Minimum and/or maximum amount of application:	Not Applicable
(vi)	Method and time limit for paying up the securities and for delivery of the securities:	Not Applicable
(vii)	Manner and date in which results of the offer are to be made public:	Not Applicable
(viii)	Procedure for exercise of any right of pre-emption, the negotiability of subscription rights and the treatment of subscription rights not exercised:	Not Applicable

Final Terms

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

Euro 110,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 2075A
TRANCHE NO: 1
NOK 750,000,000 4.25 per cent. Notes 2009 due 2 September 2014 (the "Notes")

Issue Price: 100.71 per cent.

Rabobank International | **RBC Capital Markets**

Deutsche Bank | **KBC International Group**

The Royal Bank of Scotland | **Zurich Cantonalbank**

The date of these Final Terms is 24 August 2009

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular (the '**Offering Circular**') dated May 8, 2009 which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the '**Prospectus Directive**'). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular. Each Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg, Amsterdam and Paris and www.bourse.lu.

Each potential investor in the Notes must determine the suitability of that investment in light of its own circumstances. A potential investor should not invest in Notes which are complex financial instruments unless it has the expertise (either alone or with a financial adviser) to evaluate how the Notes will perform under changing conditions, the resulting effects on the value of the notes and the impact this investment will have on the potential investor's overall investment portfolio.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	2075A
	(ii)	Tranche Number:	1
3	Specified Currency or Currencies:		Norwegian Krone ("**NOK**")
4	Aggregate Nominal Amount:		
	(i)	Series:	NOK 750,000,000
	(ii)	Tranche:	NOK 750,000,000
5	Issue Price:		100.71 per cent. of the Aggregate Nominal Amount
6	(i)	Specified Denominations:	NOK 10,000
	(ii)	Calculation Amount:	NOK 10,000
7	(i)	Issue Date:	2 September 2009
	(ii)	Interest Commencement Date (if different from the Issue Date):	Not Applicable
8	Maturity Date:		2 September 2014
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)		No

10	Interest Basis:		4.25 per cent. Fixed Rate (further particulars specified below)
11	Redemption/Payment Basis:		Redemption at par
12	Change of Interest or Redemption/ Payment Basis:		Not Applicable
13	Put/Call Options:		Not Applicable
14	(i)	Status of the Notes:	Senior
	(ii)	Date approval for issuance of Notes obtained:	Not Applicable
15	Method of distribution:		Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**		Applicable
	(i)	Rate of Interest:	4.25 per cent. per annum payable annually in arrear
	(ii)	Interest Payment Date(s):	2 September in each year commencing on 2 September 2010 and ending on the Maturity Date
	(iii)	Fixed Coupon Amount:	NOK 425 per Calculation Amount
	(iv)	Broken Amount:	Not applicable
	(v)	Day Count Fraction (Condition 1(*a*)):	Actual/Actual - ICMA (unadjusted)
	(vi)	Determination Date(s) (Condition 1(*a*)):	Not applicable
	(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
17	**Floating Rate Note Provisions**		Not Applicable
18	**Zero Coupon Note Provisions**		Not Applicable
19	**Index Linked Interest Note Provisions**		Not Applicable
20	**Equity Linked Interest Note Provisions**		Not Applicable
21	**Dual Currency Note Provisions**		Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**	Not Applicable
23	**Put Option**	Not Applicable
24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index**	NOK 10,000 per Calculation Amount

	Linked Redemption Notes) of each Note	
25	**Final Redemption Amount (Equity Linked Redemption Notes) of each Note**	Not Applicable
26	**Final Redemption Amount (Index Linked Redemption Notes) of each Note**	Not Applicable
27	**Early Redemption Amount**	
	(i) Early Redemption Amount(s) payable per Calculation Amount and/or the method of calculating the same (if required or if different from that set out in the Conditions) on redemption (a) on the occurrence of an event of default (Condition 13) or (b) for illegality (Condition 7(*j*)) or (c) for taxation reasons (Condition 7(*c*)), or (d) in the case of Equity Linked Redemption Notes, following certain corporate events in accordance with Condition 7(*g*) or (e) in the case of Index Linked Redemption Notes, following an Index Modification, Index Cancellation or Index Disruption Event (Condition 7(*h*)) or (f) in the case of Equity Linked Redemption Notes or Index Linked Redemption Notes, following an Additional Disruption Event (if applicable) (Condition 7(*i*)):	As set out in the Conditions
	(ii) Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(*c*)):	Yes

	(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(*f*)):	No

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**	Bearer Notes Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note
	New Global Notes:	No
29	Financial Centre(s) (Condition 10(*h*)) or other special provisions relating to payment dates:	London and Oslo
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes: Amount of each instalment, date on which each payment is to be made:	Not Applicable
33	Redenomination, renominalisation and reconventioning provisions	Not Applicable
34	Consolidation provisions:	Not Applicable
35	Other terms or special conditions:	So long as Bearer Notes are represented by a temporary and/or permanent Global Note and the temporary and/or permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given

			to the Noteholders on the day on which that notice is delivered to the clearing system.

DISTRIBUTION

36	(i)	If syndicated, names and addresses of Managers:	**Royal Bank of Canada Europe Limited** 71 Queen Victoria Street London EC4V 4DE United Kingdom **Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International)** Thames Court One Queenhithe London EC4V 3RL United Kingdom **Deutsche Bank AG, London Branch** Winchester House 1 Great Winchester Street London EC2N 2DB United Kingdom **KBC Bank NV** Havenlaan 12 GKD/8742 B-1080 Brussels Belgium **The Royal Bank of Scotland plc** 135 Bishopsgate London EC2M 3UR United Kingdom **Zurich Cantonalbank** Bahnhofstrasse 9 CH-8001 Zurich Switzerland
	(ii)	Stabilising Manager(s) (if any):	Not Applicable
	(iii)	Managers' Commission:	1.625 per cent. selling commission 0.25 per cent. combined management and underwriting commission
37	If non-syndicated, name and address of Dealer:		Not Applicable
38	Applicable TEFRA exemption:		D Rules
39	Additional selling restrictions:		Not Applicable

40	Subscription period:	Not Applicable

GENERAL

41	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a):	Not Applicable
42	The aggregate principal amount of Notes issued has been translated into Euro at the rate of 0.115653, producing a sum of (for Notes not denominated in Euro):	Euro 86,739,750
43	In the case of Notes listed on Euronext Amsterdam:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 110,000,000,000 Global Medium Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By:

Duly authorised

PART B – OTHER INFORMATION

1 Listing

(i)	Listing:	Luxembourg Stock Exchange
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on the Luxembourg Stock Exchange's Regulated Market with effect from the Issue Date.
(iii)	Estimate of total expenses related to admission to trading:	EUR 2,700

2 Ratings

Rating: The Notes to be issued have been rated:

S&P:	AAA
Moody's:	Aaa
Fitch Ratings Ltd:	AA+

As defined by Standard & Poor's an AAA rating means that the Notes have the highest rating assigned by Standard & Poor's and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong. As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events.

3 Notification

The Netherlands Authority for the Financial Markets (*Autoriteit Financiële Markten*) has provided each of the Financial Market Authority (FMA) in Austria, *Commission bancaire, financière et des assurances (CBFA)* in Belgium, *Finanstilsynet* in Denmark, *Rahoitustarkastus* in Finland, *Autorité des marchés financiers (AMF)* in France, *Bundesanstalt für Finanzdienstleistungsaufsicht (BaFin)* in Germany, *Epitroph Kefalaiagoras* in Greece, Irish Financial Services Regulatory Authority in Ireland, *Commissione Nazionale per le Società e la Borsa (CONSOB)* in Italy, *Commission de surveillance du secteur financier (CSSF)* in Luxembourg, *Kredittilsynet* in Norway, *Comissão do Mercado de Valores Mobiliários (CMVM)* in Portugal, Romanian National Securities Commission (*Comisia Nationala a Valorilor Mobiliare)* in Romania, *Comisión Nacional del Mercado de Valores (CNMV)* in Spain, *Finansinspektionen* in Sweden and Financial Services Authority (FSA) in the United Kingdom with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive.

Notwithstanding the foregoing, no offer of Notes to the public may be made in any Relevant Member State, which requires the Issuer to undertake any action in addition to the filing of the Final Terms with the Netherlands Authority for the Financial Markets unless and until the Issuer advises such action has been taken.

4 Interests of natural and legal persons involved in the issue

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 Reasons for the offer, estimated net proceeds and total expenses

(i)	Reasons for the offer:	Banking business
(ii)	Estimated net proceeds	NOK 741,262,500
(iii)	Estimated total expenses:	NOK 14,062,500 (being the combined management and underwriting commission and selling concession)

6 Yield *(Fixed Rate Notes Only)*

Indication of yield:	4.09 per cent. per annum The yield is calculated at the Issue Date on the basis of the Issue Price. It is NOT an indication of future yield.

7 Historic interest rates *(Floating Rate Notes only)*

Not applicable

8 Performance of index/formula, explanation of effect on value of investment and associated risks and other information concerning the underlying *(Index-Linked Notes only)*

Not applicable

9 Performance of rate[s] of exchange and explanation of effect on value of investment *(Dual Currency Notes only)*

Not applicable

10 Performance of underlying, explanation of effect on value of investment and associated risks and information concerning the underlying *(Equity-Linked Notes only)*

Not applicable

11 Operational information

(i)	Intended to be held in a manner which would allow Eurosystem eligibility:	No
(ii)	ISIN Code:	XS0448022102
(iii)	Common Code:	044802210
(iv)	German WKN-code:	Not Applicable
(v)	Private Placement number	Not Applicable
(vi)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
(vii)	Delivery:	Delivery against payment
(viii)	Names and addresses of additional Paying/ Delivery Agent(s) (if any):	Not Applicable
(ix)	Names (and addresses) of Calculation [illegible]	Not Applicable

		Agent(s) (if different from Deutsche Bank AG, London Branch):	

12 General

(i)	Time period during which the offer is open:	From and including 24 August 2009 to 30 days from 2 September 2009, provided that the offer period in the relevant offer jurisdictions will not commence until these final terms have been filed with the relevant regulators and the completion of all other passporting requirements in the relevant offer jurisdictions.
(ii)	Description of the application process:	Not applicable
(iii)	Description of possibility to reduce subscriptions:	Not applicable
(iv)	Manner for refunding excess amount paid by applicants:	Not applicable
(v)	Minimum and/or maximum amount of application:	Not Applicable
(vi)	Method and time limit for paying up the securities and for delivery of the securities:	Not applicable
(vii)	Manner and date in which results of the offer are to be made public:	Not applicable
(viii)	Procedure for exercise of any right of pre-emption, the negotiability of subscription rights and the treatment of subscription rights not exercised:	Not applicable

Final Terms

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Euro 110,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 2074A
TRANCHE NO: 1
USD 25,000,000 Callable CMS Countdown Range Accrual Notes 2009 due 27 August 2019
(the "Notes")

Issue Price: 100.00 per cent.

J.P. Morgan Securities Ltd.

The date of these Final Terms is 25 August 2009

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular (the 'Offering Circular') dated May 8, 2009 which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the 'Prospectus Directive'). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular, as so supplemented. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular. Each Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg, Amsterdam and Paris and www.bourse.lu.

Each potential investor in the Notes must determine the suitability of that investment in light of its own circumstances. A potential investor should not invest in Notes which are complex financial instruments unless it has the expertise (either alone or with a financial adviser) to evaluate how the Notes will perform under changing conditions, the resulting effects on the value of the notes and the impact this investment will have on the potential investor's overall investment portfolio.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	2074A
	(ii)	Tranche Number:	1
3	Specified Currency or Currencies:		United States Dollars ("USD")
4	Aggregate Nominal Amount:		
	(i)	Series:	USD 25,000,000
	(ii)	Tranche:	USD 25,000,000
5	Issue Price:		100.00 per cent. of the Aggregate Nominal Amount
6	(i)	Specified Denominations:	USD 100,000
	(ii)	Calculation Amount:	USD 100,000
7	(i)	Issue Date:	27 August 2009
	(ii)	Interest Commencement Date (if different from the Issue	Not Applicable

	Date):	
8	Maturity Date:	27 August 2019
9	Domestic Note (if Domestic Note, there will be no gross-up for withholding tax):	No
10	Interest Basis:	CMS-Linked Floating Rate (further particulars specified below)
11	Redemption/Payment Basis:	Redemption at par
12	Change of Interest or Redemption/ Payment Basis:	Not Applicable
13	Put/Call Options:	Issuer Call (further particulars specified below)
14	(i) Status of the Notes:	Senior
	(ii) Date approval for issuance of Notes obtained:	Not Applicable
15	Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**		Not Applicable
17	**Floating Rate Provisions**		Applicable
	(i)	Interest Period(s):	The period from and including the Issue Date to but excluding the first Specified Interest Payment Date and each successive period thereafter from and including a Specified Interest Payment Date to, but excluding, the next Specified Interest Payment Date.
	(ii)	Specified Interest Payment Dates:	27 February, 27 May, 27 August and 27 November in each year from and including 27 November 2009 up to and including the Maturity Date.
	(iii)	Business Day Convention:	Modified Following Business Day Convention
	(iv)	Business Centre(s) (Condition 1(a)):	London and New York
	(v)	Manner in which the Rate(s) of Interest is/are to be determined:	Screen Rate Determination (further particulars specified below in item 17(xiv))
	(vi)	Interest Period Date(s):	Not Applicable
	(vii)	Party responsible for calculating the Rate(s) of Interest and Interest	JPMorgan Chase Bank, N.A., 125 London Wall, London EC2Y 5AJ, England, United

	Amount(s) (if not the Calculation Agent):	Kingdom
(viii)	Screen Rate Determination (Condition 1(a)):	Applicable
	- Reference Rate	See item 17(xiv) below
	- Interest Determination Date	See item 17(xiv) below
	- Relevant Screen Page	ISDAFIX1
(ix)	ISDA Determination (Condition 1(a)):	Not Applicable
(x)	Margin(s) [+/-]:	Not Applicable
(xi)	Minimum Rate of Interest:	Not Applicable
(xii)	Maximum Rate of Interest:	Not Applicable
(xiii)	Day Count Fraction (Condition 1(a)):	30/360, unadjusted
(xiv)	Fall back provisions, rounding provisions, denominator and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the Conditions:	For each Interest Period from and including the Issue Date to but excluding the Maturity Date, the Interest Amount per Calculation Amount shall be calculated by the Calculation Agent in accordance with the following formula: USD 100,000 x 8.60% x (Accrual Days/Actual) Where: "Actual" means the total number of calendar days in the relevant Interest Period "Accrual Days" means the number of calendar days in the relevant Interest Period on which the Relevant CMS Rate (as defined below) is equal to or greater than zero per cent. and less than or equal to 7.00 per cent. For the period from and including the Issue Date to but excluding 27 August 2010,

"Relevant CMS Rate" means the 10 year USD 30/360 semi-annual swap rate.

For the period from and including 27 August 2010 to but excluding 27 August 2011, "Relevant CMS Rate" means the 9 year USD 30/360 semi-annual swap rate.

For the period from and including 27 August 2011 to but excluding 27 August 2012, "Relevant CMS Rate" means the 8 year USD 30/360 semi-annual swap rate.

For the period from and including 27 August 2012 to but excluding 27 August 2013, "Relevant CMS Rate" means the 7 year USD 30/360 semi-annual swap rate.

For the period from and including 27 August 2013 to but excluding 27 August 2014, "Relevant CMS Rate" means the 6 year USD 30/360 semi-annual swap rate.

For the period from and including 27 August 2014 to but excluding 27 August 2015, "Relevant CMS Rate" means the 5 year USD 30/360 semi-annual swap rate.

For the period from and including 27 August 2015 to but excluding 27 August 2016, "Relevant CMS Rate" means the 4 year USD 30/360 semi-annual swap rate.

For the period from and including 27 August 2016 to but excluding 27 August 2017, "Relevant CMS Rate" means the 3 year USD 30/360 semi-annual swap rate.

For the period from and including 27 August 2017 to but excluding 27 August 2018, "Relevant CMS Rate" means the 2 year USD

30/360 semi-annual swap rate.

For the period from and including 27 August 2018 to but excluding 27 August 2019, "Relevant CMS Rate" means the 1 year USD 30/360 semi-annual swap rate.

For the purpose of calculating "Accrual Days", any day which is not a U.S. Government Securities Business Day falling during the Interest Period, the Relevant CMS Rate for such a day will be deemed to be the Relevant CMS Rate as at the immediately preceding U.S. Government Securities Business Day.

For the last four calendar days in each Interest Period, the Relevant CMS Rate will not be observed but will be deemed to be equally to the Relevant CMS Rate as at the immediately preceding U.S. Government Securities Business Day.

For the avoidance of doubt each Relevant CMS Rate shall be quoted on Reuters page ISDAFIX1 daily at 11.00 a.m. New York City time for each U.S. Government Securities Business Day.

If such rate or rates do not appear on the Reuters Screen ISDAFIX1 the rate or rates shall be determined (as appropriate) in accordance with USD-CMS-Reference Banks as per the 2006 ISDA Definitions (such definitions deemed amended as the context herein shall require) including with the modifications that "Reset Date" will be replaced by "U.S. Government Securities Business Day" (as defined below) and the phrase "on the day that is two U.S. Government Securities Business Days preceding that Reset Date" will be replaced

		with "on that day". If no such quotations are available or if the Calculation Agent determines that no suitable Reference Bank which is prepared to quote is available, the Calculation Agent will determine the rate or rates in its sole and absolute discretion. "U.S. Government Securities Business Day" means any day except for a Saturday, a Sunday or a day on which the Bond Market Association recommends that the fixed income departments of its members be closed for the entire day for purposes of trading in U.S. government securities.
18	**Zero Coupon Note Provisions**	Not Applicable
19	**Index Linked Interest Note Provisions**	Not Applicable
20	**Equity Linked Interest Note Provisions**	Not Applicable
21	**Dual Currency Note Provisions**	Not Applicable
PROVISIONS RELATING TO REDEMPTION		
22	**Call Option**	Applicable
	(i) Optional Redemption Date(s):	The Issuer has the right to call the Notes in whole, but not in part, on each Interest Payment Date from and including 27 November 2009 up to and including 27 May 2019
	(ii) Optional Redemption Amount(s) of each Note and method, if any, of calculation of such amount(s):	USD 100,000 per Calculation Amount
	(iii) If redeemable in part:	Not Applicable
	(iv) Notice period:	The Issuer shall give notice of its intention to redeem the Notes not less than five (5) New York and London Business Days prior to the relevant Optional Redemption Date
23	**Put Option**	Not Applicable
24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of Each Note**	Redemption at par

25	**Final Redemption Amount (Equity Linked Redemption Notes) of Each Note**	Not Applicable
26	**Final Redemption Amount (Index Linked Redemption Notes) of Each Note**	Not Applicable
27	**Early Redemption Amount**	
(i)	Early Redemption Amount(s) payable per Calculation Amount and/or the method of calculating the same (if required or if different from that set out in the Conditions) on redemption (a) on the occurrence of an event of default (Condition 13) or (b) for illegality (Condition 7(j)) or (c) for taxation reasons (Condition 7(c)), or (d) in the case of Equity Linked Redemption Notes, following certain corporate events in accordance with Condition 7(g) or (e) in the case of Index Linked Redemption Notes, following an Index Modification, Index Cancellation or Index Disruption Event (Condition 7(h)) or (f) in the case of Equity Linked Redemption Notes or Index Linked Redemption Notes, following an Additional Disruption Event (if applicable) (Condition 7(i)):	As set out in the Conditions
(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	No
(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(f)):	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**	Bearer Notes Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note
	New Global Notes:	No
29	Financial Centre(s) (Condition 10(h)) or other special provisions relating to payment dates:	London and New York
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	Yes
31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes: Amount of each instalment, date on which each payment is to be made:	Not Applicable
33	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
34	Consolidation provisions:	Not Applicable

35	Other terms or special conditions:	So long as Bearer Notes are represented by a temporary and/or permanent Global Note and the temporary and/or permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system.

DISTRIBUTION

36	(i)	If syndicated, names and addresses of Managers:	Not Applicable
	(ii)	Stabilising Manager(s) (if any):	Not Applicable
	(iii)	Managers' Commission:	Not Applicable

37	If non-syndicated, name and address of Dealer:	J.P. Morgan Securities Ltd., 125 London Wall, London EC2Y 5AJ
38	Applicable TEFRA exemption:	D Rules
39	Additional selling restrictions:	Not Applicable
40	Subscription period:	Not Applicable

GENERAL

41	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a):	Not Applicable
42	The aggregate principal amount of Notes issued has been translated into Euro at the rate of 0.711657, producing a sum of (for Notes not denominated in Euro):	EUR 17,791,425
43	In the case of Notes listed on Euronext Amsterdam:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms pursuant to the Euro 110,000,000,000 Global Medium Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By:

Duly authorized

PART B – OTHER INFORMATION

1 Listing

(i)	Listing:	Luxembourg Stock Exchange
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on the Luxembourg Stock Exchange with effect from 27 August 2009.
(iii)	Estimate of total expenses related to admission to trading:	EUR 3,550

2 Ratings

Rating:

The Notes have not been rated individually. The programme has been rated:

S&P:	AAA
Moody's:	Aaa
Fitch Ratings Ltd:	AA+

As defined by Standard & Poor's, an AAA rating means that the Notes have the highest rating assigned by Standard & Poor's and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong. As defined by Moody's, an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by Fitch, an AA+ rating means that the Notes are judged to be of the very highest credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events.

3 Interests of natural and legal persons involved in the issue

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

4 Operational information

(i)	Intended to be held in a manner which would allow Eurosystem eligibility:	No
(ii)	ISIN Code:	XS0447038661
(iii)	Common Code:	044703866
(iv)	German WKN-code:	Not Applicable
(v)	Private Placement number:	Not Applicable

(vii)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
(viii)	The Depository Trust Company:	Not Applicable
(ix)	Delivery:	Delivery against payment
(x)	Names and addresses of additional Paying/ Delivery Agent(s) (if any):	Not Applicable
(xi)	Names (and addresses) of Calculation Agent(s) (if different from Deutsche Bank AG, London Branch):	JPMorgan Chase Bank, N.A., 125 London Wall, London EC2Y 5AJ, England, United Kingdom

5 General

(i)	Time period during which the offer is open:	Not Applicable
(ii)	Description of the application process:	Not Applicable
(iii)	Description of possibility to reduce subscriptions:	Not Applicable
(iv)	Manner for refunding excess amount paid by applicants:	Not Applicable
(v)	Minimum and/or maximum amount of application:	Not Applicable
(vi)	Method and time limit for paying up the securities and for delivery of the securities:	Not Applicable
(vii)	Manner and date in which results of the offer are to be made public:	Not Applicable
(viii)	Procedure for exercise of any right of pre-emption, the negotiability of subscription rights and the treatment of subscription rights not exercised:	Not Applicable

Final Terms

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)

(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH

(Australian Business Number 70 003 917 655)

(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH

(Singapore Company Registration Number F03634W)

(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

Euro 110,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 2055A
TRANCHE NO: 3

AUD 75,000,000 5.50 per cent. Fixed Rate Notes 2009 due 27 July 2012 (the "Notes")

(to be consolidated and form a single series with the AUD 175,000,000 5.50 per cent. Fixed Rate Notes 2009 due 27 July 2012 issued on 27 July 2009 and the AUD 100,000,000 5.50 per cent. Fixed Rate Notes 2009 due 27 July 2012 issued on 5 August 2009

Issue Price: 100.175 per cent. (plus 31 days' accrued interest from and including 27 July 2009 to but excluding 27 August 2009)

TD Securities

The date of these Final Terms is 25 August 2009

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular (the "**Offering Circular**") dated May 8, 2009 which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "**Prospectus Directive**"). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular. Each Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg, Amsterdam and Paris and www.bourse.lu.

Each potential investor in the Notes must determine the suitability of that investment in light of its own circumstances. A potential investor should not invest in Notes which are complex financial instruments unless it has the expertise (either alone or with a financial adviser) to evaluate how the Notes will perform under changing conditions, the resulting effects on the value of the notes and the impact this investment will have on the potential investor's overall investment portfolio.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch
2	(i)	Series Number:	2055A
	(ii)	Tranche Number:	3
3	Specified Currency or Currencies:		Australian Dollars ("**AUD**")
4	Aggregate Nominal Amount:		
	(i)	Series:	AUD 350,000,000
	(ii)	Tranche:	AUD 75,000,000
5	Issue Price:		100.175 per cent. of the Aggregate Nominal Amount plus 31 days' accrued interest from and including 27 July 2009 to but excluding 27 August 2009
6	(i)	Specified Denominations:	AUD 1,000
	(ii)	Calculation Amount:	AUD 1,000
7	(i)	Issue Date:	27 August 2009
	(ii)	Interest Commencement Date (if different from the Issue Date):	27 July 2009

8	Maturity Date:	27 July 2012
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)	No
10	Interest Basis:	5.50 per cent. Fixed Rate (Further particulars specified below)
11	Redemption/Payment Basis:	Redemption at par
12	Change of Interest or Redemption/Payment Basis:	Not Applicable
13	Put/Call Options:	Not Applicable
14	(i) Status of the Notes:	Senior
	(ii) Date approval for issuance of Notes obtained:	Not Applicable
15	Method of distribution:	Non-Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**	Applicable
	(i) Rate of Interest:	5.50 per cent. per annum payable annually in arrear
	(ii) Interest Payment Date(s):	27 July in each year commencing on 27 July 2010 and ending on the Maturity Date
	(iii) Fixed Coupon Amount(s):	AUD 55.00 per Calculation Amount
	(iv) Broken Amount:	Not Applicable
	(v) Day Count Fraction (Condition 1(*a*)):	Actual/Actual-ICMA, following unadjusted
	(vi) Determination Date(s) (Condition 1(*a*)):	Not Applicable
	(vii) Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
17	**Floating Rate Note Provisions**	Not Applicable
18	**Zero Coupon Note Provisions**	Not Applicable
19	**Index Linked Interest Note Provisions**	Not Applicable
20	**Equity Linked Interest Note Provisions**	Not Applicable
21	**Dual Currency Note Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**	Not Applicable
23	**Put Option**	Not Applicable

24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of each Note**	AUD 1,000 per Calculation Amount
25	**Final Redemption Amount (Equity Linked Redemption Notes) of each Note**	Not Applicable
26	**Final Redemption Amount (Index Linked Redemption Notes) of each Note**	Not Applicable
27	**Early Redemption Amount**	
	(i) Early Redemption Amount(s) payable per Calculation Amount and/or the method of calculating the same (if required or if different from that set out in the Conditions) on redemption (a) on the occurrence of an event of default (Condition 13) or (b) for illegality (Condition 7(*j*)) or (c) for taxation reasons (Condition 7(*c*)), or (d) in the case of Equity Linked Redemption Notes, following certain corporate events in accordance with Condition 7(*g*) or (e) in the case of Index Linked Redemption Notes, following an Index Modification, Index Cancellation or Index Disruption Event (Condition 7(*h*)) or (f) in the case of Equity Linked Redemption Notes or Index Linked Redemption Notes, following an Additional Disruption Event (if applicable) (Condition 7(*i*)):	As set out in the Conditions
	(ii) Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(*c*)):	Yes
	(iii) Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(*f*)):	No

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**	Bearer Notes
	New Global Notes	No
		Temporary Global Note exchangeable for a Permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note

29	Financial Centre(s) (Condition 10(*h*)) or other special provisions relating to payment dates:	London and Sydney
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes: Amount of each instalment, date on which each payment is to be made:	Not Applicable
33	Redenomination, renominalisation and reconventioning provisions	Not Applicable
34	Consolidation provisions:	Not Applicable
35	Other terms or special conditions:	So long as Bearer Notes are represented by a temporary and/or permanent Global Note and the temporary and/or permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system

DISTRIBUTION

36	(i)	If syndicated, names and addresses of Managers:	Not Applicable
	(ii)	Stabilising Manager(s) (if any):	Not Applicable
	(iii)	Managers' Commission:	1.1875 per cent. selling commission 0.1875 per cent. combined management and underwriting commission

37	If non-syndicated, name and address of Dealer:	The Toronto-Dominion Bank Triton Court 14/18 Finsbury Square London EC2A 1DB United Kingdom
38	Applicable TEFRA exemption:	D Rules
39	Additional selling restrictions:	Not Applicable
40	Subscription period:	Not Applicable

GENERAL

41	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a):	Not Applicable
42	The aggregate principal amount of Notes issued has been translated into Euro at the rate of 0.58, producing a sum of (for Notes not denominated in Euro):	Euro43,500,000
43	In the case of Notes listed on Euronext Amsterdam:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 110,000,000,000 Global Medium-Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By:

Duly authorised

PART B – OTHER INFORMATION

1 Listing

(i)	Listing:	Luxembourg Stock Exchange
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on the Luxembourg Stock Exchange's Regulated Market with effect from 27 August 2009 The Notes are to be consolidated and form a single series with the AUD 175,000,000 5.50 per cent. Fixed Rate Notes 2009 due 27 July 2012 issued on 27 July 2009 and the AUD 100,000,000 5.50 per cent. Fixed Rate Notes 2009 due 27 July 2012 issued on 5 August 2009 which are listed and admitted to trading on the Luxembourg Stock Exchange.
(iii)	Estimate of total expenses related to admission to trading:	EUR 400

2 Ratings

Rating: The Notes to be issued have been rated:

S&P:	AAA
Moody's:	Aaa
Fitch Ratings Ltd:	AA+

As defined by Standard & Poor's an AAA rating means that the Notes have the highest rating assigned by Standard & Poor's and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong. As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events.

3 Notification

The Netherlands Authority for the Financial Markets (*Autoriteit Financiële Markten*) has provided each of the *Commission bancaire, financière et des assurances (CBFA)* in Belgium, *Epitroph Kefalaiagoras* in Greece, *Comisiòn Nacional del Mercado de Valores (CNMV)* in Spain, *Autorité des marchés financiers (AMF)* in France, Irish Financial Regulatory Authority in Ireland, *Commissione Nazionale per le Società e la Borsa (CONSOB)* in Italy, *Kredittilsynet* in Norway, Financial Market Authority (FMA) in Austria, *Rahoitustarkastus* in Finland, *Finansinspektionen* in Sweden, Financial Services Authority (FSA) in United Kingdom, *Commission de surveillance du secteur financier* in Luxembourg, the *Bundesanstalt für Finanzdienstleistungsaufsicht (BaFin)* in Germany, the *Comisia Nationala a Valorilor Mobiliare* in Romania, *Finanstilsynet* in Denmark and *Çomissão do Mercado de valores Mobiliários* in Portugal with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive.

Notwithstanding the foregoing, no offer of Notes to the public may be made in any Relevant Member State, which requires the Issuer to undertake any action in addition to the filing of the Final Terms with the Netherlands Authority for the Financial Markets unless and until the Issuer advises such action has been taken.

4 Interests of natural and legal persons involved in the Issue

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 Reasons for the offer, estimated net proceeds and total expenses

(i)	Reasons for the offer:	Banking business
(ii)	Estimated net proceeds	AUD 74,431,592.47
(iii)	Estimated total expenses:	AUD 1,050,000 (comprising a combined management, selling and underwriting commission of AUD 1,031,250 and Managers' expenses of AUD 18,750)

6 Yield *(Fixed Rate Notes Only)*

Indication of yield: 5.429 per cent. per annum

The yield is calculated at the Issue Date on the basis of the Issue Price. It is NOT an indication of future yield.

7 Historic interest rates *(Floating Rate Notes only)*

Not Applicable

8 Performance of index/formula, explanation of effect on value of investment and associated risks and other information concerning the underlying *(Index-Linked Notes only)*

Not Applicable

9 Performance of rate[s] of exchange and explanation of effect on value of investment *(Dual Currency Notes only)*

Not Applicable

10 Performance of underlying, explanation of effect on value of investment and associated risks and information concerning the underlying *(Equity-Linked Notes only)*

Not Applicable

11 Operational information

(i)	Intended to be held in a manner which would allow Eurosystem eligibility:	No.
(ii)	ISIN:	XS0440737905
(iii)	Common Code:	044073790
(iv)	German WKN-code:	A1AKDU
(v)	Valoren Code:	CH10371778
(vi)	Private Placement number:	Not Applicable
(vii)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
(viii)	Delivery:	Delivery against payment
(ix)	Names and addresses of additional Paying/ Delivery Agent(s) (if any):	Not Applicable
(x)	Names (and addresses) of Calculation Agent(s) (if different from Deutsche Bank AG, London Branch):	Not Applicable

12 General

(i)	Time period during which the offer is open:	Not Applicable
(ii)	Description of the application process:	Not Applicable
(iii)	Description of possibility to reduce subscriptions:	Not Applicable
(iv)	Manner for refunding excess amount paid by applicants:	Not Applicable
(v)	Minimum and/or maximum amount of application:	Investors will be notified of their allocations of Notes and the settlement arrangements in respect thereof. The Notes will be issued on the Issue Date against payment to the Issuer of the net subscription moneys.
(vi)	Method and time limit for paying up the securities and for delivery of the securities:	Not Applicable
(vii)	Manner and date in which results of the offer are to be made public:	Not Applicable
(viii)	Procedure for exercise of any right of pre-emption, the negotiability of subscription rights and the treatment of subscription rights not exercised:	Not Applicable
(ix)	Process for notification to applicants of	Not Applicable

the amount allotted and the indication whether dealing may begin before notification is made:

RECEIVED
2009 SEP 15 A 9:39
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Final Terms

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Euro 110,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 2071A

TRANCHE NO: 1
USD 10,000,000 CMS Callable Range Accrual Notes 2009 due 27 August 2019 (the "Notes")

Issue Price: 100 per cent.

Morgan Stanley & Co. International plc

The date of these Final Terms is 26 August 2009

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular (the 'Offering Circular') dated May 8, 2009 which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the 'Prospectus Directive'). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular. Each Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg, Paris and Amsterdam and www.bourse.lu.

Each potential investor in the Notes must determine the suitability of that investment in light of its own circumstances. A potential investor should not invest in Notes which are complex financial instruments unless it has the expertise (either alone or with a financial adviser) to evaluate how the Notes will perform under changing conditions, the resulting effects on the value of the notes and the impact this investment will have on the potential investor's overall investment portfolio.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	2071A
	(ii)	Tranche Number	1
3	Specified Currency or Currencies:		United States Dollars ("**USD**" or "**US$**")
4	Aggregate Nominal Amount:		
	(i)	Series:	USD 10,000,000
	(ii)	Tranche:	USD 10,000,000
5	Issue Price:		100 per cent. of the Aggregate Nominal Amount
6	(i)	Specified Denominations:	USD 100,000
	(ii)	Calculation Amount:	USD 100,000
7	(i)	Issue Date:	27 August 2009
	(ii)	Interest Commencement Date (if different from the Issue Date):	Not Applicable
8	Maturity Date:		27 August 2019
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)		No

10	Interest Basis:	Floating Rate (further particulars specified below)
11	Redemption/Payment Basis:	Redemption at par
12	Change of Interest or Redemption/ Payment Basis:	Not Applicable
13	Put/Call Options:	Issuer Call (further particulars specified below)
14	(i) Status of the Notes:	Senior
	(ii) Date approval for issuance of Notes obtained:	Not Applicable
15	Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**	Not Applicable
17	**Floating Rate Note Provisions**	Applicable
	(i) Interest Period(s):	The period commencing on (and including) the Issue Date and ending on (but excluding) the first Specified Interest Payment Date and each successive period commencing on (and including) a Specified Interest Payment Date and ending on (but excluding) the next succeeding Specified Interest Payment Date.
	(ii) Specified Interest Payment Dates:	27 February, 27 May, 27 August and 27 November in each year, commencing on 27 November 2009 and ending on the Maturity Date.
	(iii) Business Day Convention:	Following Business Day Convention (unadjusted)
	(iv) Business Centre(s) (Condition 1(a)):	New York, London and Luxembourg
	(v) Manner in which the Rate(s) of Interest is/are to be determined:	The Rate of Interest in respect of each Interest Period shall be determined by the Determination Agent, in accordance with the following formula: 7.15 per cent. * N/M Where: "**N**" means, in respect of an Interest Period, the number of Applicable Days in such Interest Period that USD LIBOR sets at or within the Range. "**M**" means the number of calendar days in the relevant Interest Period. "**Range**" means 0.00 per cent. to 7.00 per cent.

(inclusive).

"**USD LIBOR**" means in respect of each Applicable Day in the relevant Interest Period the USD-LIBOR-BBA with a Designated Maturity (as defined in the ISDA Definitions) of three months, as determined by the Determination Agent.

"**USD-LIBOR-BBA**" means in respect of each Applicable Day the rate published on the Reuters Page LIBOR01 (or such other page that may replace that page on that service or a successor service), expressed as a percentage, as of 11:00 a.m., London time on such Applicable Day.

If such rate does not appear on Reuters Page LIBOR01 (or such other page that may replace that page on that service or a successor service), or such page is unavailable on such Applicable Day, the rate for such day will be determined by the Determination Agent in its sole discretion by reference to a substitute screen page.

If no such substitute screen page is available at the time designated above on such Applicable Day, then the Determination Agent shall (x) request from five Reference Banks that they provide to the Determination Agent the applicable USD LIBOR at the time and day designated above in respect of the relevant Interest Period, (y) discard the highest and lowest of the five values so obtained and (z) determine the applicable USD LIBOR by calculating the arithmetical average of the remaining three values.

If five Reference Banks cannot be polled in the manner provided for above at the time and day designated above in respect of the relevant Interest Period, then the Determination Agent shall (x) request from four Reference Banks that they provide to the Determination Agent the applicable USD LIBOR at the time and date designated above in respect of the relevant Interest Period, (y) discard the highest and lowest of the four values so obtained and (z) determine the applicable USD LIBOR by calculating the arithmetical average of the remaining two values.

If fewer than four Reference Banks are available for polling in the manner provided for above at the time and day designated above in respect of the relevant Interest Period, then the Determination Agent shall determine the applicable USD LIBOR at its sole

discretion.

"**Reference Bank**", for the purposes of determining the applicable USD LIBOR, means the principal London office of a major bank in the London inter-bank market, selected by the Determination Agent in its sole and absolute discretion.

"**Applicable Day**" means each calendar day provided always that (i) in respect of a calendar day which is not a London Business Day, the Applicable Day will be the London Business Day that immediately precedes such calendar day; and (ii) the fifth Business Day prior to a Specified Interest Payment Date will be the Applicable Day in respect of all the remaining calendar days prior to such Specified Interest Payment Date.

"**London Business Day**" means a day on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealing in foreign exchange and foreign currency deposits) in London.

"**Determination Agent**" means Morgan Stanley Capital Services Inc. acting in its sole and absolute discretion.

(vi)	Interest Period Date(s):	Not Applicable
(vii)	Party responsible for calculating the Rate(s) of Interest and Interest Amount(s) (if not the Calculation Agent):	The Determination Agent shall notify the Calculation Agent of the Rate of Interest determined by it pursuant to item 17(v) above in respect of each Interest Period and the Calculation Agent shall calculate the Interest Amount in respect of such Interest Period on the Interest Determination Date. "**Interest Determination Date**" means, in respect of an Interest Period, five Business Days prior to the Specified Interest Payment Date.
(viii)	Screen Rate Determination (Condition 1(a)):	Not Applicable
(ix)	ISDA Determination (Condition 1(a)):	Not Applicable
(x)	Margin(s):	Not Applicable
(xi)	Minimum Rate of Interest:	Not Applicable
(xii)	Maximum Rate of Interest:	Not Applicable
(xiii)	Day Count Fraction (Condition 1(a)):	30/360
(xiv)	Fall back provisions, rounding	See item 17(v) above

	provisions, denominator and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the Conditions:	
18	**Zero Coupon Note Provisions**	Not Applicable
19	**Index Linked Interest Note Provisions**	Not Applicable
20	**Equity Linked Interest Note Provisions**	Not Applicable
21	**Dual Currency Note Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**		Applicable
	(i)	Optional Redemption Date(s):	Each Specified Interest Payment Date from (and including) 27 November 2009 to (and including) 27 May 2019
	(ii)	Optional Redemption Amount(s) of each Note and method, if any, of calculation of such amount(s):	USD 100,000 per Calculation Amount
	(iii)	If redeemable in part:	Not Applicable
	(iv)	Notice period:	The Issuer shall give notice of its intention to redeem the Notes not less than five Business Days prior to the relevant Optional Redemption Date
23	**Put Option**		Not Applicable
24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of each Note**		USD 100,000 per Calculation Amount
25	**Final Redemption Amount (Equity Linked Redemption Notes) of each Note**		Not Applicable
26	**Final Redemption Amount (Index Linked Redemption Notes) of each Note**		Not Applicable
27	**Early Redemption Amount**		
	(i)	Early Redemption Amount(s) payable per Calculation Amount and/or the method of calculating the same (if required or if different from that set out in the Conditions) on redemption (a) on the occurrence of an event of default (Condition 13) or (b) for illegality (Condition 7(*j*)) or (c) for taxation	As set out in the Conditions

		reasons (Condition 7(*c*)), or (d) in the case of Equity Linked Redemption Notes, following certain corporate events in accordance with Condition 7(*g*) or (e) in the case of Index Linked Redemption Notes, following an Index Modification, Index Cancellation or Index Disruption Event (Condition 7(*h*)) or (f) in the case of Equity Linked Redemption Notes or Index Linked Redemption Notes, following an Additional Disruption Event (if applicable) (Condition 7(*i*)):	
	(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	No
	(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(f)):	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**	Bearer Notes *Temporary Global Note* exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note
	New Global Notes:	No
29	Financial Centre(s) (Condition 10(h)) or other special provisions relating to payment dates:	New York, London and Luxembourg
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	Yes
31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes:	Not Applicable

	Amount of each instalment, date on which each payment is to be made:	
33	Redenomination, renominalisation and reconventioning provisions	Not Applicable
34	Consolidation provisions:	Not Applicable
35	Other terms or special conditions:	So long as Bearer Notes are represented by a temporary and/or permanent Global Note and the temporary and/or permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system

DISTRIBUTION

36	(i) If syndicated, names and addresses of Managers:	Not Applicable
	(ii) Stabilising Manager(s) (if any):	Not Applicable
	(iii) Managers' Commission:	Not Applicable
37	If non-syndicated, name and address of Dealer:	Morgan Stanley & Co International plc, 25 Cabot Square, Canary Wharf, London E14 4QA, United Kingdom
38	Applicable TEFRA exemption:	D Rules
39	Additional selling restrictions:	Not Applicable
40	Subscription period:	Not Applicable

GENERAL

41	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a):	Not Applicable
42	The aggregate principal amount of Notes issued has been translated into Euro at the rate of 0.698795, producing a sum of (for Notes not denominated in Euro):	Euro 6,987,950
43	In the case of Notes listed on Eurolist by Euronext Amsterdam:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 110,000,000,000 Global Medium-Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By:

Duly authorised

PART B – OTHER INFORMATION

1 Listing

(i)	Listing:	Luxembourg
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on the Luxembourg Stock Exchange's regulated market and listing on the Official List of the Luxembourg Stock Exchange with effect from 27 August 2009.
(iii)	Estimate of total expenses related to admission to trading:	EUR 3,550

2 Ratings

Rating: The Notes to be issued have been rated:

S&P:	AAA
Moody's:	Aaa
Fitch Ratings Ltd:	AA+

As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by S&P, an AAA rating means that the Notes has the highest rating assigned by S&P and that the Issuer's capacity to meets its financial commitment on the obligation is extremely strong. As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events.

3 Notification

The Netherlands Authority for the Financial Markets (*Autoriteit Financiële Markten*) has provided the *Commission de surveillance du secteur financier* in Luxembourg with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive.

4 Operational information

(i)	Intended to be held in a manner which would allow Eurosystem eligibility:	No
(ii)	ISIN:	XS0447335281
(iii)	Common Code:	044733528
(iv)	German WKN-code:	Not Applicable
(v)	Private Placement number	Not Applicable
(vi)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg	Not Applicable

		and the relevant number(s):	
	(vii)	Delivery:	Delivery against payment
	(viii)	Names and addresses of additional Paying/ Delivery Agent(s) (if any):	Not Applicable
	(ix)	Names (and addresses) of Calculation Agent(s) (if different from Deutsche Bank AG, London Branch)	Not Applicable
5	**General**		Not Applicable

Final Terms

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK NEDERLAND)

(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK NEDERLAND) AUSTRALIA BRANCH

(Australian Business Number 70 003 917 655)

(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK NEDERLAND) SINGAPORE BRANCH

(Singapore Company Registration Number F03634W)

(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

Euro 110,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 2011A

TRANCHE NO: 5

TRY 50,000,000 11.00 per cent. Fixed Rate Notes 2009 due 22 May 2012 (the "Notes")

(to be consolidated and form a single series with the TRY 50,000,000 11.00 per cent. Fixed Rate Notes 2009 due 22 May 2012 issued on 22 May 2009, the TRY 25,000,000 11.00 per cent. Fixed Rate Notes 2009 due 22 May 2012 issued on 22 June 2009, the TRY 50,000,000 11.00 per cent. Fixed Rate Notes 2009 due 22 May 2012 issued on 22 July 2009) and the TRY 100,000,000 11.00 per cent. Fixed Rate Notes 2009 due 22 May 2012 issued on 14 August 2009

Issue Price: 101.925 per cent. (plus 104 days accrued interest from and including 22 May 2009 to, but excluding, the Issue Date).

RBC Capital Markets

The date of these Final Terms is 28 August 2009

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular (the 'Offering Circular') dated May 8, 2009 which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the 'Prospectus Directive'). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular. Each Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg, Amsterdam and Paris and www.bourse.lu.

Each potential investor in the Notes must determine the suitability of that investment in light of its own circumstances. A potential investor should not invest in Notes which are complex financial instruments unless it has the expertise (either alone or with a financial adviser) to evaluate how the Notes will perform under changing conditions, the resulting effects on the value of the notes and the impact this investment will have on the potential investor's overall investment portfolio.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	2011A
	(ii)	Tranche Number:	5
3	Specified Currency or Currencies:		New Turkish Lira ("**TRY**")
4	Aggregate Nominal Amount:		
	(i)	Series:	TRY 275,000,000
	(ii)	Tranche:	TRY 50,000,000
			(the Notes will be consolidated and form a single series with the TRY 50,000,000 11.00 per cent. Fixed Rate Notes 2009 due 22 May 2012 issued on 22 May 2009, the TRY 25,000,000 11.00 per cent. Fixed Rate Notes 2009 due 22 May 2012 issued on 22 June 2009 upon the Issue Date, the TRY 50,000,000 11.00 per cent. Notes issued on 22 July 2009 and the TRY 100,000,000 11.00 per cent. Fixed Rate Notes 2009 due 22 May 2012 issued on 14 August 2009)
5	Issue Price:		101.925 per cent. (plus 104 days accrued interest from and including 22 May 2009 to, but excluding, the Issue Date)

6	(i)	Specified Denominations:	TRY 1,000
	(ii)	Calculation Amount:	TRY 1,000
7	(i)	Issue Date:	3 September 2009
	(ii)	Interest Commencement Date (if different from the Issue Date):	22 May 2009
8	Maturity Date:		22 May 2012
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)		No
10	Interest Basis:		11.00 per cent. Fixed Rate
11	Redemption/Payment Basis:		Redemption at par
12	Change of Interest or Redemption/ Payment Basis:		Not Applicable
13	Put/Call Options:		Not Applicable
14	(i)	Status of the Notes:	Senior
	(ii)	Date approval for issuance of Notes obtained:	Not Applicable
15	Method of distribution:		Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**		Applicable
	(i)	Rate of Interest:	11.00 per cent. per annum payable annually in arrear
	(ii)	Interest Payment Date(s):	22 May in each year
	(iii)	Fixed Coupon Amount:	TRY 110 per Calculation Amount
	(iv)	Broken Amount:	Not Applicable
	(v)	Day Count Fraction (Condition 1(a)):	Actual/Actual ICMA (unadjusted)
	(vi)	Determination Date(s) (Condition 1(a)):	Not Applicable
	(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
17	**Floating Rate Note Provisions**		Not Applicable

18	**Zero Coupon Note Provisions**	Not Applicable
19	**Index Linked Interest Note Provisions**	Not Applicable
20	**Equity Linked Interest Note Provisions**	Not Applicable
21	**Dual Currency Note Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**	Not Applicable
23	**Put Option**	Not Applicable
24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of each Note**	TRY 1,000 per Calculation Amount
25	**Final Redemption Amount (Equity Linked Redemption Notes) of each Note**	Not Applicable
26	**Final Redemption Amount (Index Linked Redemption Notes) of each Note**	Not Applicable
27	**Early Redemption Amount**	
	(i) Early Redemption Amount(s) payable per Calculation Amount and/or the method of calculating the same (if required or if different from that set out in the Conditions) on redemption (a) on the occurrence of an event of default (Condition 13) or (b) for illegality (Condition 7(*j*)) or (c) for taxation reasons (Condition 7(*c*)), or (d) in the case of Equity Linked Redemption Notes, following certain corporate events in accordance with Condition 7(*g*) or (e) in the case of Index Linked Redemption Notes, following an Index Modification, Index Cancellation or Index	*As set out in the Conditions*

		Disruption Event (Condition 7(*h*)) or (f) in the case of Equity Linked Redemption Notes or Index Linked Redemption Notes, following an Additional Disruption Event (if applicable) (Condition 7(*i*)):	
	(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(*c*)):	Yes
	(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(*f*)):	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**	Bearer Notes Temporary Global Note exchangeable for a Permanent Global Note not less than 40 days after the Issue Date which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note.
	New Global Notes	No
29	Financial Centre(s) (Condition 10(*h*)) or other special provisions relating to payment dates:	Istanbul and London
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes: Amount of each	Not Applicable

	instalment, date on which each payment is to be made:	
33	Redenomination, renominalisation and reconventioning provisions	Not Applicable
34	Consolidation provisions:	Not Applicable
35	Other terms or special conditions:	So long as Bearer Notes are represented by a temporary and/or permanent Global Note and the temporary and/or permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system

DISTRIBUTION

36	(i)	If syndicated, names and addresses of Managers:	Not Applicable
	(ii)	Stabilising Manager(s) (if any):	Not Applicable
	(iii)	Dealer's Commission:	1.1875 per cent. selling concession 0.1875 per cent. combined management and underwriting commission
37	If non-syndicated, name and address of Dealer:		Royal Bank of Canada Europe Limited 71 Queen Victoria Street London, EC4V 4DE United Kingdom
38	Applicable TEFRA exemption:		D Rules
39	Additional selling restrictions:		**<u>Turkey</u>** Each Manager has acknowledged that the Notes have not been, and will not be, registered with the Turkish Capital Markets Board ("CMB") under the provisions of Law no. 2499 of the Republic of Turkey relating to capital markets (the "Capital Markets Law"). The Managers have represented and agreed that no disclosure document nor any other offering material related to the offering will be utilised in connection with any general offering to the public within the Republic of Turkey for the purpose of the sale of the Notes (or beneficial interests therein) without the prior approval

		of the CMB.
		In addition, the Managers have represented and agreed that they have not sold or caused to be sold and will not sell or cause to be sold outside Turkey the Notes (or beneficial interests therein) to residents of Turkey, unless such sale is authorised pursuant to Article 15(d)(ii) of Decree 32 (as amended from time to time) and the CMB regulations.
40	Subscription period:	Not Applicable

GENERAL

41	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a):	Not Applicable
42	The aggregate principal amount of Notes issued has been translated into Euro at the rate of 0.467213, producing a sum of (for Notes not denominated in Euro):	Euro 23,360,650
43	In the case of Notes listed on Euronext Amsterdam:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 110,000,000,000 Global Medium Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By:

Duly authorised

PART B – OTHER INFORMATION

1 Listing

(i)	Listing:	Luxembourg Stock Exchange
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on the Luxembourg Stock Exchange's Regulated Market with effect from 3 September 2009. The Notes are to be consolidated and form a single series with the TRY 50,000,000 11.00 per cent. Fixed Rate Notes 2009 due 22 May 2012 issued on 22 May 2009, the TRY 25,000,000 11.00 per cent. Fixed Rate Notes 2009 due 22 May 2012 issued on 22 June 2009, the TRY 50,000,00 11.00 per cent. Notes due 22 May 2012 issued on 22 July 2009 and the TRY 100,000,000 11.00 per cent. Fixed Rate Notes 2009 due 22 May 2012 issued on 14 August 2009 which are listed and admitted to trading on the Luxembourg Stock Exchange.
(iii)	Estimate of total expenses related to admission to trading:	EUR 400

2 Ratings

Rating: The Notes to be issued have been rated:

S&P:	AAA
Moody's:	Aaa
Fitch Ratings Ltd:	AA+

As defined by Standard & Poor's an AAA rating means that the Notes have the highest rating assigned by Standard & Poor's and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong. As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events.

3 Notification

The Netherlands Authority for the Financial Markets (*Autoriteit Financiële Markten*) has provided each of the *Commission bancaire, financiére et des assurances (CBFA)* in Belgium, *Epitroph Kefalaiagoras in* Greece, *Comisiòn Nacional del Mercado de Valores (CNMV)* in Spain, *Autorité des marchés financiers (AMF)* in France, Irish Financial Regulatory Authority in Ireland, *Commissione Nazionale per le Società e la Borsa (CONSOB)* in Italy, *Kredittilsynet* in Norway, Financial Market Authority (FMA) in Austria, *Rahoitustarkastus* in Finland, *Finansinspektionen* in Sweden, Financial Services Authority (FSA) in United Kingdom, *Commission de surveillance du secteur financier* in Luxembourg, the *Bundesanstalt für Finanzdienstleistungsaufsicht (BaFin)* in Germany, the *Comisia Nationala a Valorilor Mobiliare* in Romania, *Finanstilsynet* in Denmark and *Çomissão do Mercado de valores Mobiliários* in Portugal with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive.

Notwithstanding the foregoing, no offer of Notes to the public may be made in any Relevant Member State, which requires the Issuer to undertake any action in addition to the filing of the Final Terms with the Netherlands Authority for the Financial Markets unless and until the Issuer advises such action has been taken.

4 Interests of natural and legal persons involved in the issue

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 *Reasons for the offer, estimated net proceeds and total expenses*

(i)	Reasons for the offer:	Banking business
(ii)	Estimated net proceeds	TRY 51,842,123.29 (including 104 days accrued interest of TRY 1,567,123.29)
(iii)	Estimated total expenses:	TRY 687,500 (being the combined management and underwriting commission and selling concession)

6 Yield *(Fixed Rate Notes Only)*

Indication of yield:	10.107 per cent. per annum The yield is calculated at the Issue Date on the basis of the Issue Price. It is NOT an indication of future yield.

7 Historic interest rates *(Floating Rate Notes only)*

Not Applicable

8 Performance of index/formula, explanation of effect on value of investment and associated risks and other information concerning the underlying *(Index-Linked Notes only)*

Not Applicable

9 Performance of rate[s] of exchange and explanation of effect on value of investment *(Dual Currency Notes only)*

Not Applicable

10 Performance of underlying, explanation of effect on value of investment and associated risks and information concerning the underlying *(Equity-Linked Notes only)*

Not Applicable

11 Operational information

(i)	*Intended to be held in a manner which would allow Eurosystem eligibility:*	No
(ii)	ISIN Code:	XS0429357782
(iii)	Common Code:	042935778
(iv)	German WKN-code:	Not Applicable
(v)	Private Placement number	Not Applicable
(vi)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
(vii)	Delivery:	Delivery against payment
(viii)	Names and addresses of additional Paying/ Delivery Agent(s) (if any):	Not Applicable
(ix)	Names (and addresses) of Calculation Agent(s) (if different from Deutsche Bank AG, London Branch):	Not Applicable

12 General

Not Applicable

Final Terms

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

Euro 110,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 2013A
TRANCHE NO: 5
NOK 500,000,000 4.00 per cent. Fixed Rate Notes 2009 due 29 May 2013 (the "Notes")

(to be consolidated and form a single series with the NOK 750,000,000 4.00 per cent. Fixed Rate Notes 2009 due 29 May 2013 issued on 29 May 2009, the NOK 500,000,000 4.00 per cent. Fixed Rate Notes 2009 due 29 May 2013 issued on 18 June 2009, the NOK 250,000,000 4.00 per cent. Fixed Rate Notes 2009 due 29 May 2013 issued on 22 July 2009 and the NOK 250,000,000 4.00 per cent. Fixed Rate Notes 2009 due 29 May 2013 issued on 10 August 2009)

Issue Price: 101.00 per cent. (plus 95 days' accrued interest from and including 29 May 2009 to but excluding 1 September 2009)

TD Securities **Rabobank International**

The date of these Final Terms is 28 August 2009

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular (the 'Offering Circular') dated May 8, 2009 which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the 'Prospectus Directive'). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular. Each Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg, Amsterdam and Paris and www.bourse.lu.

Each potential investor in the Notes must determine the suitability of that investment in light of its own circumstances. A potential investor should not invest in Notes which are complex financial instruments unless it has the expertise (either alone or with a financial adviser) to evaluate how the Notes will perform under changing conditions, the resulting effects on the value of the notes and the impact this investment will have on the potential investor's overall investment portfolio.

1	(i)	Issuer:	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(ii)	Series Number:	2013A
	(iii)	Tranche Number:	5
3	Specified Currency or Currencies:		Norwegian Krone ("NOK")
4	Aggregate Nominal Amount:		
	(i)	Series:	NOK 2,250,000,000
	(ii)	Tranche:	NOK 500,000,000
		If fungible with an existing Series, details of that Series, including the date on which the Notes become fungible:	to be consolidated and form a single series with the NOK 750,000,000 4.00 per cent. Fixed Rate Notes 2009 due 29 May 2013 issued on 29 May 2009, the NOK 500,000,000 4.00 per cent. Fixed Rate Notes 2009 due 29 May 2013 issued on 18 June 2009, the NOK 250,000,000 4.00 per cent. Fixed Rate Notes 2009 due 29 May 2013 issued on 22 July 2009 and the NOK 250,000,000 4.00 per cent. Fixed Rate Notes 2009 due 29 May 2013 issued on 10 August 2009
5	Issue Price:		101.00 per cent. of the Aggregate Nominal Amount plus 95 days' accrued interest from and including 29 May 2009 to but excluding 1 September 2009
6	(i)	Specified Denominations:	NOK 10,000
	(ii)	Calculation Amount:	NOK 10,000
7	(i)	Issue Date:	1 September 2009
	(ii)	Interest Commencement Date:	29 May 2009

8	Maturity Date:	29 May 2013
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)	No
10	Interest Basis:	4.00 per cent. Fixed Rate
11	Redemption/Payment Basis:	Redemption at par
12	Change of Interest or Redemption/Payment Basis:	Not Applicable
13	Put/Call Options:	Not Applicable
14	(i) Status of the Notes:	Senior
	(ii) Date approval for issuance of Notes obtained:	Not Applicable
15	Method of distribution:	Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**	Applicable
	(i) Rate of Interest:	4.00 per cent. per annum payable annually in arrear
	(ii) Interest Payment Date(s):	29 May *in each year*, commencing 29 May 2010 up to and including the Maturity Date
	(iii) Fixed Coupon Amount:	NOK 400 per Calculation Amount
	(iv) Broken Amount:	Not Applicable
	(v) Day Count Fraction (Condition 1(*a*)):	Actual/Actual (ICMA) unadjusted
	(vi) Determination Date(s) (Condition 1(*a*)):	Not Applicable
	(vii) Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
17	**Floating Rate Note Provisions**	Not Applicable
18	**Zero Coupon Note Provisions**	Not Applicable
19	**Index Linked Interest Note Provisions**	Not Applicable
20	**Equity Linked Interest Note Provisions**	Not Applicable
21	**Dual Currency Note Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**	Not Applicable
23	**Put Option**	Not Applicable
24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of each Note**	NOK 10,000 per Calculation Amount
25	**Final Redemption Amount (Equity Linked Redemption Notes) of each Note**	Not Applicable
26	**Final Redemption Amount (Index Linked Redemption Notes) of each Note**	Not Applicable
27	**Early Redemption Amount**	
	Early Redemption Amount(s) payable per Calculation Amount and/or the method of calculating the same (if required or if different from that set out in the Conditions) on redemption (a) on the occurrence of an event of default (Condition 13) or (b) for illegality (Condition 7(*j*)) or (c) for taxation reasons (Condition 7(*c*)), or (d) in the case of Equity Linked Redemption Notes, following certain corporate events in accordance with Condition 7(*g*) or (e) in the case of Index Linked Redemption Notes, following an Index Modification, Index Cancellation or Index Disruption Event (Condition 7(*h*)) or (f) in the case of Equity Linked Redemption Notes or Index Linked Redemption Notes, following an Additional Disruption Event (if applicable) (Condition 7(*i*)):	As set out in the Conditions
	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(*c*)):	Yes
	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(*f*)):	No

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**	Bearer Notes temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note
	New Global Notes:	No
29	Financial Centre(s) (Condition 10(*h*)) or other special provisions relating to payment dates:	London, Oslo
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes: Amount of each instalment, date on which each payment is to be made:	Not Applicable
33	Redenomination, renominalisation and reconventioning provisions	Not Applicable
34	Consolidation provisions:	Not Applicable
35	Other terms or special conditions:	So long as Bearer Notes are represented by a temporary and/or permanent Global Note and the temporary and/or permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system

DISTRIBUTION

36	(i)	If syndicated, names and addresses of Managers:	**The Toronto-Dominion Bank** Triton Court 14/18 Finsbury Square London EC2A 1DB United Kingdom **Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International)** Thames Court One Queenhithe London EC4V 3RL United Kingdom
	(ii)	Stabilising Manager	The Toronto-Dominion Bank
	(iii)	Managers' Commission:	Total Commission of 1.625 per cent. (0.225 per cent. combined management and underwriting commission and 1.400 per cent. selling concession)
37		If non-syndicated, name and address of Dealer:	Not Applicable
38		Applicable TEFRA exemption:	D Rules
39		Additional selling restrictions:	Not Applicable
40		Subscription period:	Not Applicable

GENERAL

41	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a):	Not Applicable
42	The aggregate principal amount of Notes issued has been translated into Euro at the rate of NOK 0.116870, producing a sum of:	Euro 58,435,000
43	In the case of Notes listed on Euronext Amsterdam:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 110,000,000,000 Global Medium Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By:

Duly authorised

PART B – OTHER INFORMATION

1 Listing

(i)	Listing:	Luxembourg Stock Exchange
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on the Regulated Market of the Luxembourg Stock Exchange with effect from 1 September 2009. The Notes are to be consolidated and form a single series with the NOK 750,000,000 4.00 per cent. Fixed Rate Notes 2009 due 29 May 2013 issued on 29 May 2009, the NOK 500,000,000 4.00 per cent. Fixed Rate Notes 2009 due 29 May 2013 issued on 18 June 2009, the NOK 250,000,000 4.00 per cent. Fixed Rate Notes 2009 due 29 May 2013 issued on 22 July 2009 and the NOK 250,000,000 4.00 per cent. Fixed Rate Notes 2009 due 29 May 2013 issued on 10 August 2009, which are listed and admitted to trading on the Luxembourg Stock Exchange.
(iii)	Estimate of total expenses related to admission to trading:	EUR 400

2 Ratings

Rating: The Notes to be issued have been rated:

S&P:	AAA
Moody's:	Aaa
Fitch Ratings Ltd:	AA+

As defined by Standard & Poor's an AAA rating means that the Notes have the highest rating assigned by Standard & Poor's and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong. As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events.

3 Notification

The Netherlands Authority for the Financial Markets (*Autoriteit Financiële Markten*) has provided each of the *Commission bancaire, financière et des assurances (CBFA)* in Belgium, *Epitroph Kefalaiagoras* in Greece, *Comisiòn Nacional del Mercado de Valores (CNMV)* in Spain, *Autorité des marchés financiers (AMF)* in France, Irish Financial Regulatory Authority in Ireland, *Commissione Nazionale per le Società e la Borsa (CONSOB)* in Italy, *Kredittilsynet* in Norway, Financial Market Authority (FMA) in Austria, *Rahoitustarkastus* in Finland, *Finansinspektionen* in Sweden, Financial Services Authority (FSA) in United Kingdom, *Commission de surveillance du secteur financier* in Luxembourg, the *Bundesanstalt für Finanzdienstleistungsaufsicht (BaFin)* in Germany, the *Comisia Nationala a Valorilor Mobiliare* in Romania, *Finanstilsynet* in Denmark and *Çomissão do Mercado de valores Mobiliários* in Portugal with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive.

Notwithstanding the foregoing, no offer of Notes to the public may be made in any Relevant Member State,

which requires the Issuer to undertake any action in addition to the filing of the Final Terms with the Netherlands Authority for the Financial Markets unless and until the Issuer advises such action has been taken.

4 Interests of natural and legal persons involved in the issue

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 Reasons for the offer, estimated net proceeds and total expenses

(i)	Reasons for the offer:	Banking business
(ii)	Estimated net proceeds	NOK 501,955,479.45 (including 95 days' accrued interest)
(iii)	Estimated total expenses:	NOK 8,250,000 (comprising NOK 125,000 Managers' expenses and NOK 8,125,000 selling concession and a combined management, and underwriting commission)

6 Yield

Indication of yield:	3.705 per cent. per annum The yield is calculated at the Issue Date on the basis of the Issue Price. It is NOT an indication of future yield.

7 Historic interest rates

Not Applicable

8 Performance of index/formula, explanation of effect on value of investment and associated risks and other information concerning the underlying

Not Applicable

9 Performance of rate[s] of exchange and explanation of effect on value of investment

Not Applicable

10 Performance of underlying, explanation of effect on value of investment and associated risks and information concerning the underlying

Not Applicable

11 Operational information

(i)	Intended to be held in a manner which would allow Eurosystem eligibility:	No
(ii)	ISIN Code:	XS0429483224
(iii)	Common Code:	042948322
(iv)	German WKN-code:	A1AGZP
(v)	Private Placement number	Not Applicable
(vi)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable

(vii)	Delivery:	Delivery against payment
(viii)	Names and addresses of additional Paying/ Delivery Agent(s) (if any):	Not Applicable
(ix)	Names (and addresses) of Calculation Agent(s) (if different from Deutsche Bank AG, London Branch):	Not Applicable

12 General

(i)	Time period during which the offer is open:	Not Applicable
(ii)	Description of the application process:	Not Applicable
(iii)	Description of possibility to reduce subscriptions:	Not Applicable
(iv)	Manner for refunding excess amount paid by applicants:	Not Applicable
(v)	Minimum and/or maximum amount of application:	Not Applicable
(vi)	Method and time limit for paying up the securities and for delivery of the securities:	Not Applicable
(vii)	Manner and date in which results of the offer are to be made public:	Not Applicable
(viii)	Procedure for exercise of any right of pre-emption, the negotiability of subscription rights and the treatment of subscription rights not exercised:	Not Applicable

Final Terms

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

Euro 110,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 2013A
TRANCHE NO: 4
NOK 250,000,000 4.00 per cent. Fixed Rate Notes 2009 due 29 May 2013 (the "Notes")

(to be consolidated and form a single series with the NOK 750,000,000 4.00 per cent. Fixed Rate Notes 2009 due 29 May 2013 issued on 29 May 2009, the NOK 500,000,000 4.00 per cent. Fixed Rate Notes 2009 due 29 May 2013 issued on 18 June 2009 and the NOK 250,000,000 4.00 per cent. Fixed Rate Notes 2009 due 29 May 2013 issued on 22 July 2009)

Issue Price: 101.625 per cent. (plus 73 days' accrued interest from and including 29 May 2009 to but excluding 10 August 2009)

TD Securities

The date of these Final Terms is 6 August 2009

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular (the 'Offering Circular') dated May 8, 2009 which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the 'Prospectus Directive'). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular. Each Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg, Amsterdam and Paris and www.bourse.lu.

Each potential investor in the Notes must determine the suitability of that investment in light of its own circumstances. A potential investor should not invest in Notes which are complex financial instruments unless it has the expertise (either alone or with a financial adviser) to evaluate how the Notes will perform under changing conditions, the resulting effects on the value of the notes and the impact this investment will have on the potential investor's overall investment portfolio.

1	(i)	Issuer:	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(ii)	Series Number:	2013A
	(iii)	Tranche Number:	4
3	Specified Currency or Currencies:		Norwegian Krone ("NOK")
4	Aggregate Nominal Amount:		
	(i)	Series:	NOK 1,750,000,000
	(ii)	Tranche:	NOK 250,000,000
		If fungible with an existing Series, details of that Series, including the date on which the Notes become fungible:	to be consolidated and form a single series with the NOK 750,000,000 4.00 per cent. Fixed Rate Notes 2009 due 29 May 2013 issued on 29 May 2009, the NOK 500,000,000 4.00 per cent. Fixed Rate Notes 2009 due 29 May 2013 issued on 18 June 2009 and the NOK 250,000,000 4.00 per cent. Fixed Rate Notes 2009 due 29 May 2013 issued on 22 July 2009
5	Issue Price:		101.625 per cent. of the Aggregate Nominal Amount plus 73 days' accrued interest from and including 29 May 2009 to but excluding 10 August 2009
6	(i)	Specified Denominations:	NOK 10,000
	(ii)	Calculation Amount:	NOK 10,000
7	(i)	Issue Date:	10 August 2009
	(ii)	Interest Commencement Date:	29 May 2009
8	Maturity Date:		29 May 2013

9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)		No
10	Interest Basis:		4.00 per cent. Fixed Rate
11	Redemption/Payment Basis:		Redemption at par
12	Change of Interest or Redemption/Payment Basis:		Not Applicable
13	Put/Call Options:		Not Applicable
14	(i)	Status of the Notes:	Senior
	(ii)	Date approval for issuance of Notes obtained:	Not Applicable
15	Method of distribution:		Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**		Applicable
	(i)	Rate of Interest:	4.00 per cent. per annum payable annually in arrear
	(ii)	Interest Payment Date(s):	29 May in each year, commencing 29 May 2010 up to and including the Maturity Date
	(iii)	Fixed Coupon Amount:	NOK 400 per Calculation Amount
	(iv)	Broken Amount:	Not Applicable
	(v)	Day Count Fraction (Condition 1(*a*)):	Actual/Actual (ICMA) unadjusted
	(vi)	Determination Date(s) (Condition 1(*a*)):	Not Applicable
	(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
17	**Floating Rate Note Provisions**		Not Applicable
18	**Zero Coupon Note Provisions**		Not Applicable
19	**Index Linked Interest Note Provisions**		Not Applicable
20	**Equity Linked Interest Note Provisions**		Not Applicable
21	**Dual Currency Note Provisions**		Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**	Not Applicable
23	**Put Option**	Not Applicable
24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of each Note**	NOK 10,000 per Calculation Amount
25	**Final Redemption Amount (Equity Linked Redemption Notes) of each Note**	Not Applicable
26	**Final Redemption Amount (Index Linked Redemption Notes) of each Note**	Not Applicable
27	**Early Redemption Amount**	
	Early Redemption Amount(s) payable per Calculation Amount and/or the method of calculating the same (if required or if different from that set out in the Conditions) on redemption (a) on the occurrence of an event of default (Condition 13) or (b) for illegality (Condition 7(*j*)) or (c) for taxation reasons (Condition 7(*c*)), or (d) in the case of Equity Linked Redemption Notes, following certain corporate events in accordance with Condition 7(*g*) or (e) in the case of Index Linked Redemption Notes, following an Index Modification, Index Cancellation or Index Disruption Event (Condition 7(*h*)) or (f) in the case of Equity Linked Redemption Notes or Index Linked Redemption Notes, following an Additional Disruption Event (if applicable) (Condition 7(*i*)):	As set out in the Conditions
	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(*c*)):	Yes
	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(*f*)):	No

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**	Bearer Notes temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note
	New Global Notes:	No
29	Financial Centre(s) (Condition 10(*h*)) or other special provisions relating to payment dates:	London, Oslo
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes: Amount of each instalment, date on which each payment is to be made:	Not Applicable
33	Redenomination, renominalisation and reconventioning provisions	Not Applicable
34	Consolidation provisions:	Not Applicable
35	Other terms or special conditions:	So long as Bearer Notes are represented by a temporary and/or permanent Global Note and the temporary and/or permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system

DISTRIBUTION

36	(i)	If syndicated, names and addresses of Managers:	Not Applicable
	(ii)	Stabilising Manager	The Toronto-Dominion Bank

	(iii) Managers' Commission:	Total Commission of 1.625 per cent. (0.225 per cent. combined management and underwriting commission and 1.400 per cent. selling concession)
37	If non-syndicated, name and address of Dealer:	**The Toronto-Dominion Bank** Triton Court 14/18 Finsbury Square London EC2A 1DB United Kingdom
38	Applicable TEFRA exemption:	D Rules
39	Additional selling restrictions:	Not Applicable
40	Subscription period:	Not Applicable

GENERAL

41	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a):	Not Applicable
42	The aggregate principal amount of Notes issued has been translated into Euro at the rate of 0.114706, producing a sum of:	Euro 28,676,500
43	In the case of Notes listed on Euronext Amsterdam:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 110,000,000,000 Global Medium Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By:

Duly authorised

PART B – OTHER INFORMATION

1 Listing

(i)	Listing:	Luxembourg Stock Exchange
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on the Regulated Market of the Luxembourg Stock Exchange with effect from 22 July 2009. The Notes are to be consolidated and form a single series with the NOK 750,000,000 4.00 per cent. Fixed Rate Notes 2009 due 29 May 2013 issued on 29 May 2009, the NOK 500,000,000 4.00 per cent. Fixed Rate Notes 2009 due 29 May 2013 issued on 18 June 2009 and the NOK 250,000,000 4.00 per cent. Fixed Rate Notes 2009 due 29 May 2013 issued on 22 July 2009 which are listed and admitted to trading on the Luxembourg Stock Exchange.
(iii)	Estimate of total expenses related to admission to trading:	EUR 400

2 Ratings

Rating: The Notes to be issued have been rated:

S&P: AAA

Moody's: Aaa

Fitch Ratings Ltd: AA+

As defined by Standard & Poor's an AAA rating means that the Notes have the highest rating assigned by Standard & Poor's and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong. As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events.

3 Notification

The Netherlands Authority for the Financial Markets (*Autoriteit Financiële Markten*) has provided each of the *Commission bancaire, financiére et des assurances (CBFA)* in Belgium, *Epitroph Kefalaiagoras* in Greece, *Comisiòn Nacional del Mercado de Valores (CNMV)* in Spain, *Autorité des marchés financiers (AMF)* in France, Irish Financial Regulatory Authority in Ireland, *Commissione Nazionale per le Società e la Borsa (CONSOB)* in Italy, *Kredittilsynet* in Norway, Financial Market Authority (FMA) in Austria, *Rahoitustarkastus* in Finland, *Finansinspektionen* in Sweden, Financial Services Authority (FSA) in United Kingdom, *Commission de surveillance du secteur financier* in Luxembourg, the *Bundesanstalt für Finanzdienstleistungsaufsicht (BaFin)* in Germany, the *Comisia Nationala a Valorilor Mobiliare* in Romania, *Finanstilsynet* in Denmark and *Çomissão do Mercado de valores Mobiliários* in Portugal with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive.

Notwithstanding the foregoing, no offer of Notes to the public may be made in any Relevant Member State, which requires the Issuer to undertake any action in addition to the filing of the Final Terms with the

Netherlands Authority for the Financial Markets unless and until the Issuer advises such action has been taken.

4 Interests of natural and legal persons involved in the issue

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 Reasons for the offer, estimated net proceeds and total expenses

(i)	Reasons for the offer:	Banking business
(ii)	Estimated net proceeds	NOK 251,950,000 (including 73 days' accrued interest)
(iii)	Estimated total expenses:	NOK 4,112,500 (comprising NOK 50,000 Managers' expenses and NOK 4,062,500 selling concession and a combined *management*, and *underwriting* commission)

6 Yield

Indication of yield:	3.532 per cent. per annum The yield is calculated at the Issue Date on the basis of the Issue Price. It is NOT an indication of future yield.

7 Historic interest rates

Not Applicable

8 Performance of index/formula, explanation of effect on value of investment and associated risks and other information concerning the underlying

Not Applicable

9 Performance of rate[s] of exchange and explanation of effect on value of investment

Not Applicable

10 Performance of underlying, explanation of effect on value of investment and associated risks and information concerning the underlying

Not Applicable

11 Operational information

(i)	Intended to be held in a manner which would allow Eurosystem eligibility:	No
(ii)	ISIN Code:	XS0429483224
(iii)	Common Code:	042948322
(iv)	German WKN-code:	A1AGZP
(v)	Private Placement number	Not Applicable
(vi)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable

	(vii)	Delivery:	Delivery against payment
	(viii)	Names and addresses of additional *Paying/ Delivery Agent(s) (if any)*:	Not Applicable
	(ix)	Names (and addresses) of Calculation Agent(s) (*if different from Deutsche Bank AG, London Branch*):	Not Applicable
12	***General***		
	(i)	Time period during which the offer is open:	Not Applicable
	(ii)	Description of the application process:	Not Applicable
	(iii)	*Description of possibility to reduce* subscriptions:	Not Applicable
	(iv)	*Manner for refunding* excess amount paid by applicants:	Not Applicable
	(v)	Minimum and/or maximum amount of application:	Not Applicable
	(vi)	Method and time limit for paying up the securities and for delivery of the securities:	Not Applicable
	(vii)	Manner and date in which results of the offer are to be made public:	Not Applicable
	(viii)	Procedure for exercise of any right of pre-emption, the negotiability of subscription rights and the treatment of subscription rights not exercised:	Not Applicable

RECEIVED
2009 SEP 15 A 9:39
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Dated 24 August 2009

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

as Issuer

and

ROYAL BANK OF CANADA EUROPE LIMITED

and

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK INTERNATIONAL)

as Joint Lead Managers

and

OTHERS

SUBSCRIPTION AGREEMENT

in respect of
NOK 750,000,000 4.25 per cent. Fixed Rate Notes 2009 due 2 September 2014
issued under

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH

Euro 110,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

Linklaters
Ref: PH/JD

Linklaters LLP

This Agreement is made on 24 August 2009 **between**:

(1) **COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK NEDERLAND)** (a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam) (the "**Issuer**")

(2) **ROYAL BANK OF CANADA EUROPE LIMITED** and **COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK INTERNATIONAL)** (together the "**Joint Lead Managers**")

(3) **DEUTSCHE BANK AG, LONDON BRANCH, KBC BANK NV, THE ROYAL BANK OF SCOTLAND PLC** and **ZURICH CANTONALBANK** (together with the Joint Lead Managers, the "**Managers**")

Whereas

(A) The Issuer has entered into an amended and restated distribution agreement dated 8 May 2009 (the "**Distribution Agreement**") with the Dealers and the Arranger named in it in respect of the Euro 110,000,000,000 Global Medium-Term Note Programme (the "Programme") of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch and Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch.

(B) The Issuer proposes to issue NOK 750,000,000 4.25 per cent. Fixed Rate Notes 2009 due 2 September 2014 (the "**Notes**") and the Managers wish to subscribe such Notes.

It is agreed as follows:

1 Appointment

In accordance with Clause 13.3 of the Distribution Agreement, the Issuer appoints those of the Managers who are not Dealers (the "**New Dealers**") as Dealers under the Distribution Agreement for the purposes of the issue of the Notes only and not for any other Tranche or Series under the Distribution Agreement. Each New Dealer accepts its appointment under the Distribution Agreement in respect of the issue of Notes only and as such each New Dealer is hereby vested with all the authority, rights, powers, duties and obligations of a Dealer under the Distribution Agreement as if each New Dealer had originally been named a Dealer in the Distribution Agreement, as set out in Clause 13.3 thereof. This Agreement shall, in relation to each New Dealer, be deemed to constitute such New Dealer's confirmation and agreement to perform and comply with the duties and obligations assumed by it under the Distribution Agreement on the terms set out in this Agreement.

2 Issue of the Notes

2.1 **Distribution Agreement:** The Notes shall be issued pursuant to Clause 2.2 of the Distribution Agreement and on the terms of Clauses 3, 5 to 10 (but not 9.1), 12, 13.3, 14, 16 and 17 of the Distribution Agreement as modified by this Agreement. Unless otherwise defined in this Agreement, terms defined in the Distribution Agreement shall have the same meaning in this Agreement. References in the Distribution Agreement to "**Notes**" and "**Dealers**" shall be construed as references to the Notes and the Managers, respectively, for the purposes of this Agreement.

2.2 **The Notes:** The Notes shall be in the form and have the terms set out in Schedule 2 to the Agency Agreement as completed by the Final Terms (the "**Final Terms**") dated the date of this Agreement relating to the Notes which the Issuer confirms it has prepared and copies of which it authorises the Managers to distribute in connection with the offering and sale of the Notes.

2.3 **Agreement to Issue**: Subject to the terms and conditions of this Agreement, the Issuer agrees to issue the Notes on 2 September 2009 (the "**Closing Date**") or such later date not being later than 14 days after Closing Date as the Issuer and the Joint Lead Managers on behalf of the Managers may agree (the "**Issue Date**"), to the Managers or as the Joint Lead Managers may direct in accordance with Clause 5. The Notes shall be issued at a price equal to 100.71 per cent of their nominal amount plus accrued interest, if any, on the Notes from the Closing Date to the Issue Date (the "**Issue Price**"), subject to the adjustments referred to in Clause 6.

2.4 **Publicity:** The Issuer confirms the arrangements made on its behalf by the Joint Lead Managers for announcements in respect of the Notes to be published on such dates and in such newspapers or other publications as it may agree with the Joint Lead Managers.

3 Agreement by the Managers

The Managers jointly and severally agree that they shall subscribe the Notes on the Issue Date, all on the terms set out herein.

4 Conditions Precedent

Clause 9.2 of the Distribution Agreement shall apply to the issue and subscription of the Notes.

5 Closing

5.1 **Issue of Notes:** At 12:00 noon (London time) (or such other time as may be agreed between the Joint Lead Managers, on behalf of the Managers, and the Issuer) on the Issue Date, the Issuer shall issue and deliver to the Managers or their order in such place as the Joint Lead Managers may reasonably require a temporary Global Note representing the Notes duly executed and authenticated.

5.2 **Payment:** Against such delivery the Managers shall pay or cause to be paid to the Issuer the net subscription moneys for the Notes (being the aggregate amount payable for the Notes calculated at the Issue Price less the commissions referred to in Clause 6. Such payment shall be made by the Common Depositary on behalf of the Managers, in Norwegian Krone ("**NOK**") in immediately available funds to such NOK account as shall be notified by the Issuer to the Joint Lead Managers, evidence of such payment taking the form of a confirmation by the Common Depositary that it has made the relevant payment to the Issuer.

6 Commission

The Issuer shall pay to the Managers a combined management and underwriting commission of 0.25 per cent and allow them a selling commission of 1.625 per cent. of the nominal amount of the Notes. Such commission(s) shall be deducted from the subscription moneys by the Managers prior to payment to the Issuer.

7 Expenses

The Issuer and the Joint Lead Managers have made a separate agreement as to the costs and expenses in connection with the issue of the Notes.

8 Communications

The telephone number, fax number, postal address and designated person of the Joint Lead Managers for the purposes of Clause 14 of the Distribution Agreement are:

Royal Bank of Canada Europe Limited
71 Queen Victoria Street
London EC4V 4DE
United Kingdom

Telephone No:	+44 20 7029 7031
Fax:	+44 20 7029 7029
Attention:	Syndicate and Bond Origination

Coöperatieve Centrale Raiffseien-Boerenleenbank B.A.
(Rabobank International)
Thames Court
One Queenhithe
London EC4V 3RL
United Kingdom

Telephone No:	+44 20 7654 9839
Fax:	+44 20 7809 3523
Attention:	MTN Desk

9 Selling Restrictions

For the purposes of paragraph 3.1 of Schedule B to the Distribution Agreement, the applicable TEFRA exemption is D Rules.

10 Governing Law

10.1 This Agreement and any non-contractual obligations arising out of or in connection with it shall be governed by and construed in accordance with the laws of the Netherlands.

10.2 **Jurisdiction:** The competent courts of Amsterdam, the Netherlands are to have non-exclusive jurisdiction to settle any disputes which may arise out of or in connection with this Agreement and accordingly any legal action or proceedings arising out of or in connection with this Agreement ("**Proceedings**") may be brought in such courts. These submissions are made for the benefit of each of the parties and shall not affect the right of any of them to take Proceedings in any other court of competent jurisdiction. For the avoidance of

doubt, this Clause 10.2 is governed by, and shall be construed in accordance with, the laws of the Netherlands.

This Agreement has been entered into on the date stated at the beginning.

11 Counterparts

This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.

The Issuer:

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK NEDERLAND)

By:

The Joint Lead Managers

ROYAL BANK OF CANADA EUROPE LIMITED

By:

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK INTERNATIONAL)

By:

The Managers

DEUTSCHE BANK AG, LONDON BRANCH

KBC BANK NV

THE ROYAL BANK OF SCOTLAND PLC

ZURICH CANTONALBANK

Each by its duly authorised attorney:

Rabobank

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
Global Medium-Term Note Programme (the 'Programme') of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A., Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch and Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch (the 'Issuers')

Power of Attorney

The undersigned:

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A., having its registered office at Amsterdam, the Netherlands, with its principal place of business at Utrecht, the Netherlands, hereinafter referred to as Rabobank Nederland, in accordance with Article 58 of its Articles of Association and the Resolutions based thereon and the power granted thereunder represented by:

1. A. BRUGGINK
2. S.W. Schat

hereby appoints each of M. Gower, S.J. Baars, G. Buls, R.M. Everwijn, D.F.P. Vonk, R.A. Muller, P.J. Mitchell, J. Rollings, E.K. Wexler, K. Bunning, J.J. Anderson, D. Lagerberg, M. Aalbers, R. Argoubi, E.A. Bouman, O.M. Butter, G.P. Hoiting, K.J.W. Naphausen and any other duly authorised representative of the Issuers as its attorney to execute and deliver on its behalf the Final Terms and any other documents in connection with any issue under the Programme in such form and on such terms as such attorney may approve.

This power of attorney shall be (i) subject to Netherlands law and (ii) irrevocable for a period of one year from the date hereof.

IN WITNESS WHEREOF, this power of attorney has been duly executed, this 4th day of August 2009.

1.

2.

Rabobank

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)

Secretary's certificate

I, L.A.M. Dinkhuijsen, hereby certify that I am Secretary to the Executive Board of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. ("Rabobank Nederland") and, in such capacity, I am duly authorised to, and do hereby, certify that (i) the Executive Board at a meeting duly called and held on 17 February 2009, at which a quorum was present and acted throughout and (ii) the Supervisory Board at a meeting duly called and held on 2 March 2009, at which a quorum was present and acted throughout:

RESOLVED THAT:

For the year 2009 Rabobank Nederland, or any of its subsidiaries under the guarantee of Rabobank Nederland, may issue Notes and Bonds whether or not under its Global Medium-Term Note Programme and/or in conjunction with the issue of warrants or other associated transactions for an amount which, together with outstanding Notes and Bonds, shall not exceed the (counter) value of Euro 125,000,000,000.

Furthermore, I certify that:

within the limits set above, on the 20th of August 2009, R.M. Everwijn has authorised the issue of Rabobank Nederland of NOK 750,000,000 4.25 per cent. Notes 2009 due 2 September 2014 (Series 2075A / Tranche 1).

The said resolutions have not been rescinded or amended, and are in full force and effect.

IN WITNESS WHEREOF, I have set my hand the 24th of August 2009.

L.A.M. Dinkhuijsen

H: 2075A

Rabobank
Rabobank Nederland
Legal and Tax Department
Legal/Rabobank International
Postal address UC G658, P.O. Box 17100, 3500 HG Utrecht, The Netherlands
Visiting address Croeselaan 18, Utrecht, the Netherlands
Telephone +31 30 216 00 00
Telefax +31 30 216 86 88

Deutsche Bank AG, London Branch
Winchester House
1 Great Winchester Street
London EC2N 2DB
United Kingdom
(as Common Depositary)

Your reference Letter Delivering the Global Note
Our reference Series 2075A / Tranche 1
Direct dialling + 31 30 216 1535
Date 2 September 2009

Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) (the "Issuer")
NOK 750,000,000 4.25 per cent. Fixed Rate Notes 2009 due 2 September 2014 issued under the Euro 110,000,000,000 Global Medium-Term Note Programme of the Issuer

We have arranged for the delivery to you of the Temporary Global Note representing the Notes and the Permanent Global Note for which interests in the Temporary Global Note are exchangeable. We hereby irrevocably authorise and instruct you forthwith to hold the Temporary Global Note in safe custody for our account until such time as you are instructed by Royal Bank of Canada Europe Limited to release the net subscription funds to ourselves and thereafter to hold the Temporary Global Note for the account of Euroclear Bank S.A./N.V. ("**Euroclear**"), and Clearstream Banking, *société anonyme* ("**Clearstream, Luxembourg**").
We hereby irrevocably authorise and instruct you forthwith to hold the Permanent Global Note for which interests in the Temporary Global Note are exchangeable in safe custody until you are instructed by Euroclear and Clearstream, Luxembourg and Deutsche Bank AG, London Branch as the Fiscal Agent to effect such exchanges by notation on behalf of the Fiscal Agent on the relevant Schedules to the Temporary Global Note and the Permanent Global Note.

Yours faithfully,

Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A.
(Rabobank Nederland)

By: S.J. Baars
Authorised officer

H: 2075A

Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A, established in Amsterdam Registered with the Chamber of Commerce under number 30046259

Rabobank

We confirm our agreement to the terms of your letter of 2 September 2009 of which the above is a copy.

Yours faithfully,

Deutsche Bank AG, London Branch

By: